Form 20-F
period 2002-12-31
BIACORE INTERNATIONAL AB
filed 2003-06-19
CIK 1026658

UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 20-F

[ ] Registration statement pursuant to section 12(b) or (g) of the
    Securities Exchange Act of 1934
                                      or
[X] Annual report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934
    For the financial year ended December 31, 2002
                                      or
[ ] Transition report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934
    For the transition period from ________ to ________

Commission file number 000-28966

                        Biacore International AB (publ)
             (Exact name of Registrant as specified in its charter)

                               Kingdom of Sweden
                (Jurisdiction of incorporation or organization)

    Biacore International SA, Puits-Godet 12, CH-2000 Neuchatel, Switzerland
                   (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

    Title of Each Class              Name of Each Exchange on Which Registered
    Ordinary Shares of SEK 10 each   The Nasdaq Stock Market

Securities for which there is a reporting obligation pursuant to
Section 15(d) of the Act:
None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.
Ordinary Shares of SEK 10 each.........................................9,750,000

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
    Yes x          No

Indicate by check mark which financial statement item the registrant has elected to follow.
    Item 17 x     Item 18


TABLE OF CONTENTS

Introduction
Cautionary Statement Regarding Forward-Looking Statements
Part I
Item 1.   Identity of Directors, Senior Management and Advisors
Item 2.   Offer Statistics and Expected Timetable
Item 3.   Key Information
          A. Selected Financial Data
          B. Capitalization and Indebtedness
          C. Reasons for the Offer and Use of Proceeds
          D. Risk Factors
Item 4.   Information on the Company
          A. History and Development of the Company
          B. Business Overview
          C. Organizational Structure
          D. Property, Plant and Equipment
Item 5.   Operating and Financial Review and Prospects
          A. Operating Results
          B. Liquidity and Capital Resources
          C. Research and Development, Patents and Licenses, etc
          D. Trend Information
Item 6.   Directors, Senior Management and Employees
          A. Directors and Senior Management
          B. Compensation
          C. Board Practices
          D. Employees
          E. Share Ownership
Item 7.   Major Shareholders and Related Party Transactions
          A. Major Shareholders
          B. Related Party Transactions
          C. Interests of Experts and Counsel
Item 8.   Financial Information
          A. Consolidated Statements and Other Financial Information
          B. Significant Changes
Item 9.   The [Offer and] Listing
          A. [Offer and] Listing Details
          B. Plan of Distribution
          C. Markets
          D. Selling Shareholders
          E. Dilution
          F. Expenses of the Issue
Item 10.  Additional Information
          A. Share Capital
          B. Memorandum and Articles of Association
          C. Material Contracts
          D. Exchange Controls
          E. Taxation
          F. Dividends and Paying Agents
          G. Statement by Experts
          H. Documents on Display
          I. Subsidiary Information
Item 11.  Quantitative and Qualitative Disclosures About Market Risk
          A. Foreign Currency Risk
Item 12.  Description of Securities Other than Equity Securities
Part II
Item 13.  Defaults, Dividend Arrearages and Delinquencies
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
Item 15.  Controls and Procedures
Item 16A. Audit Committee Financial Expert
Item 16B. Code of Ethics
Item 16C. Principal Accountant Fees and Services
Item 16D. Exemptions from the Listing Standards for Audit Committees
Part III
Item 17.  Financial Statements
Item 18.  Financial Statements
Item 19.  Exhibits
Signatures
Certifications


INTRODUCTION

     In this Annual Report references to "Biacore", the "Group" or "the Company," except as the context may otherwise require, refer to Biacore International AB (publ) including its consolidated subsidiaries. References to "Pfizer" are to Pfizer Inc., its predecessors and its consolidated subsidiaries, including Pharmacia Corporation and Pharmacia AB. However, regarding related party transactions, references to Pfizer before January 1, 2003 relate only to the Pharmacia Group, which was merged with Pfizer on April 16, 2003.

     Biacore publishes its financial statements expressed in Swedish kronor
(SEK). In this Annual Report, references to "SEK" or "krona" are to the lawful currency of Sweden and references to "USD" or "U.S. dollar" are to the lawful currency of the United States. Solely for the convenience of the reader, this Annual Report contains translations of certain SEK amounts into USD amounts at specified rates. Unless otherwise stated, the translations of SEK into USD have been made at the noon buying rate in New York City for cable transfers in SEK, as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") in effect on December 31, 2002, which was
USD 1 = SEK 8.6950. See Item 3A "Selected Financial Data - Exchange Rates" for historical information regarding the Noon Buying Rate. Although the Swedish krona is a convertible currency and Sweden currently has no or limited foreign exchange restrictions, no representation is made that SEK have been, could have been or could be converted into USD at the rates indicated or at any other rate.

     All financial information in this annual report has been prepared in accordance with accounting principles generally accepted in Sweden ("Swedish GAAP"), unless otherwise stated. These accounting principles differ in certain significant respects from accounting principles generally accepted in the United States ("U.S. GAAP"). See Note 23 for a reconciliation of the principal differences between Swedish GAAP and U.S. GAAP affecting Biacore's net income and shareholders' equity.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

     This annual report contains certain forward-looking statements within the meaning of section 21E of the U.S. Securities Exchange Act of 1934, as amended, and section 27A of the U.S. Securities Act of 1933, as amended, with respect to certain of Biacore's plans and its current goals and expectations relating to its future financial condition and performance.

     Biacore may also make forward-looking statements in other written materials, including other documents filed with or furnished to the U.S. Securities and Exchange Commission (SEC). In addition, Biacore's senior management may make forward-looking statements orally to analysts, investors, representatives of the media and others. In particular, among other statements, certain statements in this annual report with regard to customer demand, market growth, competition, technology combinations, sales and other statements relating to Biacore's future business development are forward looking in nature. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as "anticipate," "target," "expect," "estimate," "intend," "plan," "goal," "believe," or other words of similar meaning.

     By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Biacore's actual future results may differ materially from those set out in Biacore's forward-looking statements. There are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. Any forward-looking statements made by or on behalf of Biacore speak only as of the date they are made. Biacore does not undertake to update forward-looking statements to reflect any changes in its expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any further disclosures Biacore may make in documents it files with the SEC, makes public or otherwise provides.

     For a discussion of some of the factors that could cause actual results and developments to differ, see Item 3D "Risk Factors."


PART I


ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

     Not applicable


ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable


ITEM 3. KEY INFORMATION

A. SELECTED FINANCIAL DATA

     The following table sets forth selected financial data for Biacore for each of the years in the five-year period ended December 31, 2002. The financial statements of Biacore for each of the years in the three-year period ended December 31, 2002 and as of December 31, 2000, 2001 and 2002 have been included elsewhere herein. The selected financial data set forth in the following table, other than "other data", are qualified by reference to these financial statements of Biacore and the notes thereto, which have been audited by PricewaterhouseCoopers AB, independent public accountants, or its predecessors. The financial statements have been prepared in accordance with Swedish GAAP, which differ in certain significant respects from U.S. GAAP. A discussion of the principal differences between Swedish GAAP and U.S. GAAP as they relate to Biacore are summarized in Note 23 of Notes to Financial Statements. The following information should be read in conjunction with Item 5 "Operating and Financial Review and Prospects" and the financial statements and the related notes thereto included elsewhere herein.

Amounts are in thousands,          As of and for the years ended December 31
except per share and other     2002     2002     2001     2000     1999     1998
data, unless otherwise      USD (1)     SEK       SEK      SEK      SEK      SEK
stated

Income statement data

Swedish GAAP

Sales                        70,633  614,154  543,717  438,820  340,414  288,753
Cost of goods sold          -11,608 -100,930  -99,800  -78,096  -66,213  -52,680
Marketing                   -22,981 -199,817 -188,696 -147,383 -113,994  -91,589
Administration               -7,852  -68,271  -86,739  -60,827  -34,782  -41,960
Research and development    -12,003 -104,370 -104,667  -72,760  -52,889  -48,719
Operating foreign currency
gains and losses             -1,914  -16,644    4,539    3,167    2,206    3,525
Other operating income        2,413   20,982      742        9       32    1,289
Other operating expenses         -1      -10        -        -     -253     -109
Amortization of goodwill       -519   -4,515   -4,964   -4,956   -6,882   -5,716
Operating income             16,168  140,579   64,132   77,974   67,639   52,794
Gain on sale of
long-term investments             -        -    4,605        -        -        -
Write-downs of
long-term investments        -3,296  -28,655        -        -        -        -
Interest income               1,168   10,158    9,981    8,411    7,329    8,819
Interest expense               -210   -1,833   -1,055   -1,054     -732     -821
Financial foreign currency
gains and losses                 -2      -16      199    1,326      991   -3,470
Other financial income
and expenses                      -        -       -5        -       34        -
Financial items, net         -2,340  -20,346   13,725    8,683    7,622    4,528
Income after financial items 13,828  120,233   77,857   86,657   75,261   57,322
Income taxes                 -4,611  -40,096  -27,588  -27,536  -24,016  -17,624
Minority interest                71      623        -        -        -        -
Net income                    9,288   80,760   50,269   59,121   51,245   39,698

Diluted earnings per share     0.94     8.20     5.04     6.02     5.26     4.07

U.S. GAAP

Net income                    8,585   74,644   51,262   75,024   49,090   23,787
Diluted earnings per share     0.88     7.66     5.23     7.67     5.03     2.44

Sales by region

Americas                     31,113  270,524  249,347  191,872  141,199  125,990
Europe                       19,999  173,894  151,004  139,152  116,203   92,099
Asia-Pacific                 19,521  169,736  143,366  107,796   83,012   70,664
Total sales                  70,633  614,154  543,717  438,820  340,414  288,753

Financial structure

Swedish GAAP

Operating capital            37,655  327,410  336,476  188,294  207,247  142,568
Long-term investments           911    7,920   40,470   68,025   17,214    9,750
Net interest-bearing assets  36,106  313,938  193,058  243,582  212,748  221,406
Net payable and deferred
income tax liability         -1,581  -13,745     -769   -5,770   -8,069   -7,247
Minority interest               -98     -853        -        -        -        -
Shareholders' equity         72,993  634,670  569,235  494,131  429,140  366,477

Total assets                 95,622  831,431  730,934  643,769  569,985  520,874
Number of shares, thousands   9,750    9,750    9,750    9,750    9,750    9,750
Average number of shares,
diluted, thousands            9,851    9,851    9,981    9,817    9,750    9,750

U.S. GAAP

Shareholders' equity         70,972  617,099  556,227  478,980  398,654  339,315

Other data

Operating margin, %            22.9     22.9     11.8     17.8     19.9     18.3
Return on operating capital, % 42.4     42.4     24.4     39.4     38.7     35.5
Return on equity, %            13.4     13.4      9.5     12.8     12.9     11.6
Interest coverage, times       66.0     66.0     74.4     83,2    103.8     14.4
Equity ratio, %                76.4     76.4     77.9     76.8     75.3     70.4
Capital expenditures          3,653   31,764   39,979   14,236   22,922   11,245
Dividend per share             0.35     3.00        -        -        -        -
Average number of employees (2) 319      319      269      212      183      161

(1) Solely for the convenience of the reader, SEK amounts have been translated into USD at the Noon Buying Rate on December 31, 2002 of
     USD 1 = SEK 8.6950. Such translated amounts are unaudited.

(2) Average number of employees is calculated by dividing the total number of hours worked at Biacore during the year by the number of working hours constituting a full-time working year.

FINANCIAL DEFINITIONS

Basic earnings per share     Net income divided by the average number of shares
                             (including shares represented by ADSs) issued and outstanding during each year.

Capital expenditures         Investments in tangible fixed assets, such as
                             buildings, land, land improvements, machinery and equipment.

Diluted earnings per share   Net income divided by the average number of shares
                             (including shares represented by ADSs) during each year. The average number of shares has been calculated using the treasury stock method to account for options outstanding. In accordance with Swedish GAAP, proceeds from issuance of stock at exercise of options have been discounted to present value. In accordance with U.S. GAAP, such discounting has not been performed in calculating diluted earnings per share according to U.S. GAAP.

Equity ratio                 Shareholders' equity and minority interest, divided
                             by total assets.

Interest coverage            Income before expenses for interest-bearing
                             liabilities, divided by expenses for
                             interest-bearing liabilities.

Net interest-bearing assets  The net balance of interest-bearing assets and liabilities, including pension liabilities.

Net payable and deferred     The total of income taxes payable and provisions
income tax liability         for deferred taxes, less the total of income tax
                             receivables and deferred tax assets.

Operating capital            The net balance of assets and liabilities except
                             for; long-term investments, net interest-bearing assets, and net payable and deferred income tax liability.

Operating margin             Operating income divided by sales.

Return on equity             Net income divided by average shareholders' equity.

Return on operating capital  Operating income divided by average operating capital.

EXCHANGE RATES

	During the last five years, the exchange rates for the U.S. dollar against the Swedish krona based on the Noon Buying Rate have been as follows.

SEK per USD    Average rate (1)

1998                    7.9658
1999                    8.3007
2000                    9.2200
2001                   10.4328
2002                    9.6571

(1) The average of the Noon Buying Rates on the last business day of each full month.

     Since December 2002, the monthly high and low Noon Buying Rates have been as follows.

SEK per USD       High     Low

2002, December  9.0750  8.6950
2003, January   8.7920  8.4750
2003, February  8.5650  8.4100
2003, March     8.7030  8.3650
2003, April     8.6425  8.1700
2003, May       8.1470  7.7479

     On December 31, 2002 and June 2, 2003, the Noon Buying Rate was SEK 8.6950 and SEK 7.7730 per USD, respectively.

B. CAPITALIZATION AND INDEBTEDNESS

     Not applicable.

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

     Not applicable.


D. RISK FACTORS

     Prior to making any investment or other significant decision relating to Biacore, one should carefully consider the risks and uncertainties described below in addition to other information presented in this annual report. Additional risks and uncertainties that do not currently exist, that we are unaware of or that we currently believe are immaterial may also become important factors that adversely affect Biacore and yourself.

Technological Change

     The business environment in which Biacore operates, including Surface Plasmon Resonance (SPR) based systems that measure interactions between biomolecules and other biotechnologies, is characterized by extensive technological change, which is expected to continue at a rapid pace. Existing and potential competitors are investing substantial amounts of resources in research and development. There can be no assurance that developments by others will not limit Biacore's ability to expand its business or render Biacore's technologies, products and services obsolete or uneconomical.

     Research and development projects are subject to high risk. They generally relate to issues which have not been thoroughly investigated before. Unexpected problems often appear, and research and development projects are sometimes discontinued for lack of success.

     Rapid technological change and other technological issues make future planned product introductions uncertain. Lack of successful new product introductions may have a material adverse effect on Biacore's financial condition and results of operations.

     In order to acquire patents and otherwise maximize the advantage of new knowledge, Biacore may, during a certain period and to the extent allowed by law and regulation of financial markets, abstain from making public new research and development findings.

     The extent to which Biacore can advance its technology and competitive position depends to a significant extent on its ability to enter and successfully complete partnerships and other collaborations. The outcome of such arrangements depends on various factors, many of which are not controlled by Biacore.

Patents and Proprietary Technologies

     Biacore's future development depends to a large extent on its ability to develop proprietary products and technologies, and to establish and protect its existing and future patents and other rights. The patent positions of technology-based companies, including Biacore, involve complex legal and factual questions and may be uncertain, and the laws governing the scope of patent coverage and the periods of enforceability of patent protection are continuing to evolve. In addition, patent applications in certain jurisdictions are maintained in secrecy until patents are issued, and publication of discoveries tend to lag behind actual discoveries. Therefore, no assurance can be given that patents will be issued from any patent application owned by or licensed to Biacore or, if patents are issued, that the rights granted will be sufficiently broad to protect Biacore's technology. In addition, no assurance can be given that any issued patent owned by or licensed to Biacore will not be challenged, invalidated or circumvented, or that the rights granted thereunder will provide competitive advantages to Biacore.

     Biacore also relies on trade secrets and proprietary know-how, which it generally seeks to protect through confidentiality agreements with its employees and consultants. There can be no assurance that these agreements will not be breached, that Biacore would have adequate remedies for any breach or that Biacore's trade secrets will not otherwise become known or be independently developed by competitors.

     Litigation or other proceedings for intellectual property rights infringement may require Biacore to spend time and money on such proceedings, may delay development and commercialization of new or existing technologies and products and, if the outcome of the proceedings are unfavorable to Biacore, may force Biacore to pay damages.

Collaborations

     Biacore currently engages in, and from time to time may engage in, collaborations with academic researchers, institutions, pharmaceutical and biotechnology companies, and others. There can be no assurance that under the terms of such collaborations, third parties will not acquire rights in certain inventions developed during such collaborations.

Competition and Potential Limitations on Growth

     Biacore faces competition both directly from other manufacturers of instruments that use SPR or similar technologies and indirectly from other technologies that have certain applications in common with Biacore's products and services. Biacore expects to face increased competition in the future, leading to a reduction of Biacore's rate of growth, market share and operating margin. There can be no assurance that Biacore will be able to develop or enhance its products to compete successfully with new or emerging technologies.

Customer Demand

     The life science research market has grown over many years. While Biacore currently expects this market to continue to grow, market growth is difficult to predict. The development of biotechnology has not progressed as rapidly as many had predicted and the pace of development may be slowing down. Factors such as the already high level of mergers in the pharmaceutical industry, with research laboratories being combined and rationalized, are believed to limit market growth and may reduce demand. During the first quarter of 2003, Biacore's sales fell by 25% compared with the first quarter of 2002. See also the next two subsections "Funding of Customers" and "High Fixed Costs, Dependence on Individual Orders, Seasonality and Limited Forecasts," and Note 22 of Notes to Financial Statements.

Funding of Customers

     Currently, approximately 55% of Biacore's products are sold to academic or government research laboratories, private research foundations and other institutions, the funding of which may depend on grants from government agencies. Research funding by governments is subject to political risk, including competition from other technologies as they become available. In addition, government budgets for research funding in all countries may be subject to general political trends and changes in economic growth and government finances, calling for reduced governmental expenditures. Reduction in governmental funding for research or deferral of the availability of such funding may materially affect the ability of Biacore's prospective customers to acquire Biacore's products, which may have a material adverse effect on Biacore's financial condition and results of operations.

High Fixed Costs, Dependence on Individual Orders, Seasonality and Limited Forecasts

     Substantial gross margins and a high proportion of relatively fixed research and development, marketing and administration expenses make Biacore's net income highly dependent on variations in sales. Any slow-down in sales could have a material negative impact on net income.

     Each analytical system that Biacore markets has a high unit value and the number of analytical systems sold is comparatively small. This makes analysis of changes in trends more difficult and increases uncertainty relating to future sales during individual periods.

     Historically, Biacore has had approximately 30 to 40% of annual sales in the fourth quarter of each year. Combined with high fixed costs and significant dependence on individual orders, the strong seasonality of sales has caused operating income to vary substantially between different quarters and made forecasts of annual sales and income highly uncertain.

     Sales within each quarter have often been higher in the third than in the first and second months.

     As a result of these factors, Biacore has often not published any forecast of income, has only provided limited indications of future sales and in the future may not provide any forecast at all.

     Fluctuations in sales and income could affect the market price of the Shares or ADSs in a manner unrelated to the longer-term operating performance of Biacore.

Potential Adverse Effect of Exchange Rate Fluctuations

     Approximately 97%, 99% and 97% of Biacore's sales in 2000, 2001 and 2002, respectively, were derived from customers located outside Sweden and were generally denominated in currencies other than the Swedish krona, including the U.S. dollar, the Japanese yen, the euro and the British pound. Production and research and development are mainly carried out in Sweden. Therefore, Biacore has larger expenses than revenues denominated in Swedish kronor. As a result, appreciation of the Swedish krona would tend to reduce Biacore's operating income margins.

Taxation

     The interpretation of tax laws involves judgement. It is therefore common for tax experts not to provide firm opinions. Management may then rely on indications from tax experts, and management's own understanding of complex and subjective tax issues. Conditions under which taxes have been calculated may turn out not to have been fulfilled and actual taxes for past periods may be different from those estimated and accrued for.

Acquisitions and Joint Ventures

    Biacore's plan for growing its business includes not only organic growth but also the possibility of acquisitions and joint ventures. The process of integrating an acquired or co-managed business, project, technology, service or product may result in unforeseen difficulties, expenses and dilution of existing investors' ownership. Furthermore, acquisitions generally lead to reduction of liquid funds, increased debt, increased goodwill or other intangible assets, increased amortization of intangible assets and, therefore, substantially increased financial risk.

Dependence on a Single Manufacturing Facility

     The vast majority of manufacturing activities performed by Biacore currently take place in a single facility located in a single building in Uppsala, Sweden. A single serious incident, such as a fire, could result in significant interruption of production and result in loss of sales, which could adversely affect Biacore's financial condition and results of operations.

Dependence on Certain Sources of Supply

     Biacore purchases components and other materials from a limited number of suppliers on a just-in-time basis. Certain components are only available from a single supplier. From time to time, suppliers may cease operating, extend lead times, limit supply to Biacore or increase prices due to capacity constraints, fires or other factors, which may adversely affect Biacore's financial condition and results of operations.

Key Personnel

     Biacore relies upon a number of key executives and employees, including the President of Biacore. The loss of services of any of Biacore's key executives or employees could have a material adverse effect on its financial condition and results of operations.

Ability to Attract and Retain Skilled Staff

     The high technology and continuously rapid changes necessary to be able to satisfy the requirements of Biacore's existing and potential new customers put high demands on Biacore being able to attract and retain highly competent staff, both in scientific, product development, marketing, management and other functions. Biacore attempts to attract and retain key staff by offering challenging career opportunities, a professional company culture and competitive financial compensation. However, applicable markets for employees with relevant skills are very tight. The general unemployment rate in the Stockholm/Uppsala area, where most of Biacore's research and development, production and certain other functions are located, is approximately 3.3%. The corresponding unemployment rate for skilled scientists, relevant engineers and other key personnel is believed to be even lower. In a high technology industry such as Biacore's, any failure to attract and retain highly skilled staff could have a material adverse effect on its financial condition and results of operations.

Control by Principal Shareholder

     Pfizer owns approximately 41% of Biacore. As a result, it is in a position to exercise significant influence over matters put to a vote of shareholders, including the election of Biacore's directors. Pfizer's interests may differ from those of other investors.

Limited Trading of American Depositary Shares

     Although Biacore has had American Depositary Shares listed on Nasdaq National Market since 1996, the frequency and amount of trading of ADSs has been limited. Biacore's ordinary shares are listed on the Stockholm Stock Exchange. Trading of Biacore's ordinary shares in that market is relatively active. ADSs in Biacore may, under certain circumstances and against a certain charge, be converted to ordinary shares listed on the Stockholm Stock Exchange. Correspondingly, ordinary shares listed on the Stockholm Stock Exchange may, under certain circumstances and against a certain charge, be converted to ADSs listed on Nasdaq National Market.

Net Assets per Share

     Shareholders' equity per share and net tangible book value per share are substantially below current stock market prices.

Stock Options

     At December 31, 2002, Biacore International AB had 760,000 long-term stock options outstanding, of which 696,575 were also outstanding in the consolidated accounts. These stock options are exercisable at prices between SEK 244 and SEK 363. The options are exercisable, and any new shares issued therefore payable, between May 2006 and May 2011. Although exercise of these stock options may increase shareholders' equity per share and/or net tangible assets per share, the possibility of such exercise may have a dilutive effect on earnings per share. See also Notes 20, 22 and 23 of Notes to Financial Statements.

Accounting standards, policies and issues

     Accounting standards and policies are subject to interpretation and continuous change. Currently reported financial statements may be restated in the future as an effect of e.g. changes in accounting standards. Accounting policies and issues that Biacore currently believes involve significant uncertainty include research and development, impairment of intangible assets, incentive stock options and deferred tax assets. See also Item 5A "Operating Results - Important Accounting Policies and New Accounting Standards."

     The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.


Item 4. INFORMATION ON THE COMPANY

A. HISTORY AND DEVELOPMENT OF THE COMPANY

LEGAL ENTITY

     The legal and commercial name of the Company is Biacore International AB
(publ). It is domiciled in Sweden, was incorporated as a limited liability corporation ("aktiebolag") in 1996 under the Swedish Companies' Act ("Aktiebolagslagen"), acts as a holding company and has no operating revenue of its own apart from sales of services to other group companies. The registered office address is Rapsgatan 7, 754 50 Uppsala, Sweden, the website is www.biacore.com and the telephone number is +46 18 675700.

IMPORTANT EVENTS IN THE DEVELOPMENT OF THE COMPANY'S BUSINESS

     Biacore began developing its SPR-based technology in 1984, when expertize and know-how from several independent research activities were collected within Biacore International AB's predecessor, Pharmacia Biosensor AB. In 1990, the first commercial product was sold. In 1996, Pfizer (Pharmacia) incorporated Biacore International AB and made it the new holding company of the Biacore Group. Later in 1996, Pfizer (Pharmacia) divested 59% of the Company and Biacore was listed on the O-list of the Stockholm Stock Exchange and Nasdaq National Market in the United States.

     During 2002, Biacore moved its headquarters from Uppsala, Sweden to Neuchatel in Switzerland. The domicile and principle place of operations remains Uppsala, Sweden.

     One of Biacore's most important current projects relates to the development of SPR array technology, which Biacore currently expects to lead to the launch of a commercial product based on this technology in approximately 2004. Biacore believes that such a product would be of particular use within the drug discovery sector.

PRINCIPAL CAPITAL EXPENDITURES AND DIVESTITURES

     During 2000, 2001 and 2002, annual capital expenditures on machinery and equipment were SEK 14 million, SEK 31 million and SEK 15 million, respectively. During the same period, SEK 0 million, SEK 9 million and SEK 17 million were invested in buildings, mainly offices in Uppsala.

     Investments in intangible assets amounted to SEK 0 million, SEK 58 million and SEK 7 million in 2000, 2001 and 2002, respectively. Of the amount in 2001, USD 5 million (SEK 53.6 million) related to the acquisition of a license from Axiom Biotechnologies Inc. ("Axiom") (see Notes 2 and 5 of Notes to Financial Statements). Of the amount in 2002, SEK 5.0 million related to capitalized product development (see notes 1 and 5 of Notes to Financial Statements).

     In 2000, SEK 51 million was invested in the acquisition of long-term investments in closely related technology ventures. In 2001, Biacore received SEK 32 million from the sale of long-term investments, which related to the sale of 1,000,000 shares in Axiom to Axiom for USD 3 million. The two transactions with Axiom in 2001 referred to in this and the prior paragraph were negotiated simultaneously and the payments of USD 5 million to Axiom and USD 3 million from Axiom were netted. In 2002, the remaining shares in Axiom were exchanged for shares in Sequenom, Inc. (see also Note 7 of Notes to Financial Statements).

     Biacore currently has no significant capital expenditure or divestment in progress except as set forth in Item 4D "Property, Plant and Equipment." See also Item 5B "Liquidity and Capital Resources."

B. BUSINESS OVERVIEW

GENERAL

     Biacore's business mainly relates to the commercialization of surface plasmon resonance (SPR) technology, which is used for the real-time detection and monitoring of biomolecular binding interactions. Identifying and characterizing the sometimes small changes in the way biomolecules interact can increase understanding of the causes of disease as well as the differences in the effectiveness of different drug therapies.

     Biacore has a well-balanced customer base, which includes well-known life science research institutes, pharmaceutical and biotechnology companies and food manufacturers.

THE CORE LIFE SCIENCE RESEARCH BUSINESS

     Recently, Biacore's focus has been to maximize the potential of its SPR technology to improve the overall economics of the drug discovery and development process. This process relies on important discoveries being made by researchers in academic life science laboratories as well as in the pharmaceutical and biotechnology industry.

     The important role of these major academic and government funded laboratories is the key reason that Biacore focuses its marketing and product development activities on this important customer group. Biacore believes that its SPR technology can make an important contribution to developing a more comprehensive understanding of the molecular causes of disease. This is an important step in the search for novel medicines that generate better clinical outcomes with lower side effects. Biacore believes that the ability to generate medicines with these improved characteristics is important if the pharmaceutical industry is to resume its previous growth.

A NICHE TECHNOLOGY SUPPLIER TO THE LIFE SCIENCE MARKET

     Biacore is still a niche player in the global life science research market. In 2002, the overall market for instruments supplied to life science customers was estimated to be worth USD 20.5 billion (Instrument Business Outlook, December 2002). In recent years, this market has been growing at approximately 10% per annum, although the estimated growth slowed somewhat in 2002.

     The biggest consumers of life science instrumentation are pharmaceutical and biotechnology companies, and government and academic institutions involved in life science and pharmaceutical research and development.

     In 2002, this R&D focused customer group accounted for an estimated 44% of the overall market with a total value of USD 9 billion. This is the key market segment for Biacore, with more than an estimated 80% of Biacore's SPR technology systems being sold to this important customer group. The other key areas where Biacore's technology is beginning to develop more of a profile is in analytical services and quality control (QC).

     Other techniques that form a significant element of the overall life science instrumentation market are chromatography including high pressure liquid chromatography (HPLC) and gas chromatography (GC), bioinstrumentation including DNA synthesizers and sequencers as well as electrophoresis equipment and mass spectrometry.

     The historically attractive rate of growth of the life science instrumentation market, relative to the growth in overall economic activity, has been driven by an increasing desire by both governments and private sector companies to invest in basic life science research. This investment allows them to benefit from the significant advances that have been made in molecular biology to elucidate the human genome and gain insight into the mechanisms of disease at a molecular level. This research is expected, in time, to lead to the development of better medicines and improved human health.

     Due to the overall size of the life science research market, Biacore believes that there is considerable scope for growth. Another factor that supports Biacore's growth prospects is the limited competition that it faces. Although there are a number of other companies involved in supplying SPR based systems to the life science market, to-date these have largely been lower priced systems that are often unable to produce the reproducible and high-quality data needed by researchers. Such data is often available by using Biacore's systems.

     The major short-term risks that Biacore faces in terms of the life science research market revolve around funding. These include:

- Changes in the amounts and availability of funds as a result of changes in economic growth and government finances.
-    Competition from other 'hot' technologies for funds.

     Biacore's global reach means that its geographic diversity helps shelter it from changes to the market dynamics in individual regions.

UNDERSTANDING THE MOLECULAR BASIS OF DISEASE

     Building better insights into the molecular basis of disease and normal processes within biological systems drives much of the research currently undertaken in well known life science research laboratories. These include the National Institutes of Health (NIH), the Ludwig Institute (LICR), the National Cancer Institute (NCI) and the Imperial Cancer Research Fund (ICRF) as well as the major pharmaceutical and biotechnology companies.

     These research institutions are key customers for Biacore's SPR technology, which offers the ability to generate unique real-time functional data on biomolecular interactions in biological systems often involving samples that might be too crude, too small or too low in affinity for other technologies to handle.

     This high quality data allows scientists to develop a better understanding of biological systems. Based on such improved understanding and that of disease processes, scientists are able to make better decisions about which new drugs to develop.

     The growing recognition of the value of the data generated by Biacore's SPR based systems is reflected in the fact that there have been more than 2,900 citations of Biacore's technology in research papers. These papers have focused on a wide range of applications, including key areas of life science research such as cancer, neuroscience, immunology, infectious diseases and proteomics.

SPR TECHNOLOGY - AN IMPORTANT PROTEOMICS TECHNOLOGY

     The sequencing of the human genome in 2001 resulted in a wealth of new genetic information becoming available to researchers. Biacore believes that the unraveling of the information on the proteins that are derived from these gene sequences, the study of which is called proteomics, is important to developing the new medicines of the future.

     There are two key areas of the high growth proteomics research market, protein mapping and functional proteomics.

PROTEIN MAPPING

     Unlike the genome, the proteome (protein complement of the genome) is constantly changing in response to a cell's environment. By comparing the proteome under varying conditions, researchers have the means to identify key proteins involved in a disease process, which may have potential as new targets for therapeutic intervention.

     Protein mapping demands technologies capable of analyzing the protein content of whole cells or tissues. In recent years, two core tools have been used in this area, two-dimensional (2-D) gel electrophoresis and mass spectrometry (MS).

     Two-dimensional gel electrophoresis is used for separating proteins according to their charge and size, and can separate up to 10,000 distinct proteins and peptide spots in one gel. Using MS, it is possible to characterize proteins according to their mass and peptide sequence.

     However, protein mapping, which is focused on the detection, separation and characterization of proteins, is not an end in itself. Simply knowing that a particular protein of known mass and amino acid sequence is more abundant in e.g. a cancer cell compared with a healthy cell, does not necessarily contribute to understanding what has caused the cancer and how it could be cured.

     It is important to understand the protein's function in the cell, whether it is involved in the disease process, and whether its activity can be altered by targeted drug design. Generating this information is called functional proteomics.

FUNCTIONAL PROTEOMICS

     The functional proteomics market represents an important opportunity for Biacore, given that the function of a significant proportion of the proteins found in humans is unknown. The study of the function of a protein currently fucuses on establishing the interactions of that protein with other molecules, something to which Biacore's SPR technology is well suited. A key advantage of Biacore's SPR technology is that nearly all of the data is generated using proteins in their native state, and it is important when conducting studies with proteins to conserve their complex, native three-dimensional structure, as this structure dictates the proteins' in vivo function.

     Proteins do not work in isolation but form complexes with other molecules within the cell and on the cell membrane. The cell's communication systems are based around these interactions and even small changes in protein structure and/or abundance can have significant consequences on disease initiation and progression.

     SPR technology identifies binding partners to a novel protein and researchers can begin to unravel the pathways in which the protein is involved via a process called ligand fishing. Ligand fishing is a key application of Biacore's SPR technology and is an essential element of functional proteomics, as it links a receptor of potential disease or therapeutic interest to a chemical structure (ligand) that might form the basis of a new pharmaceutical product.

     Biacore's SPR technology has a number of advantages when it is used for ligand fishing. These include:

- The ability to screen complex mixtures as a source of ligands with only minimal sample preparation.
- The ability to repeat consistently these experiments due to Biacore's microfluidics systems.
- The high sensitivity of Biacore's systems, which makes them particularly suitable for finding chemical structures (molecules) that only bind with low affinity to the proteins of interest.

     Given the potential size of this market and the ability of Biacore's SPR technology to help unravel this functional information, proteomics has been a key marketing focus for the Company's life science research business unit.

IDENTIFICATION COMBINED WITH FUNCTION - THE COLLABORATION WITH BRUKER DALTONICS

     In October 2001, Biacore signed a collaboration agreement with Bruker Daltonics Inc. (BDAL), designed to combine the two companies' core technologies, SPR and mass spectrometry, respectively.

     Together, the companies aim to commercialize the combined technique of SPR-MS in order to create a comprehensive technical solution for functional proteomics studies. This new combined approach will help researchers to:

- Generate functional information on proteins, receptors and ligands of interest.
-    Isolate and purify these molecules.
-    Identify and characterize these proteins or other molecules of interest.

     A growing number of customers have begun to explore this technology combination across an array of applications in areas as diverse as cancer research, plant biology and product quality assurance. With the continuing collaboration, the increased understanding of the methodology has led to a number of new applications.

     In response to the need for more automated and larger capacity recovery, as well as the ability to directly deposit targets to a MALDI (Matrix-Assisted Laser Desorption Ionization), Biacore has in March 2003 launched a new module for Biacore(r)3000 which will further enhance and integrate the SPR-MS approach.

     Biacore believes that the SPR-MS technology combination will provide researchers with a new approach to functional proteomics studies and will give both companies a significant competitive position in the proteomics market.

     In August 2002, Biacore and the U.S. company Intrinsic Bioprobes Inc. started a complementary strategic collaboration aimed at combining SPR and MALDI TOF (Matrix-Assisted Laser Desorption Ionization - Time of Flight) mass spectrometry. Through this collaboration, researchers are expected to be able to quickly screen protein-protein interactions and study protein information combined with information on the structure of interacting substances.

OUR PHARMACEUTICAL AND BIOTECHNOLOGY BUSINESS

     In addition to providing insights into the molecular causes of disease, Biacore's SPR technology is used in the discovery and development of new medicines.

     A key attribute of SPR technology is that it provides pharmaceutical and biotechnology companies with the ability to discover and develop new drugs more economically. This economic benefit derives from the technology's ability to generate high-quality data, that allows more informed decisions to be taken earlier about which targets to focus on or which drug candidates to develop.

     Biacore has been working over the last three years to further develop its business with this important customer group. This has involved the introduction of a range of systems, which are designed to overcome bottlenecks faced by the pharmaceutical industry in the development of new pharmaceutical products.

THE OVERALL PHARMACEUTICAL RESEARCH MARKET

     In 2001, the global pharmaceutical and biotechnology industries investment in research and development was estimated to be in excess of USD 70 billion, with half of this expenditure taking place in the U.S. Within this figure, Biacore's systems are targeted at a market estimated to be worth USD 8.5 billion in 2001 (High Tech Business Decisions 2002). This expenditure covers both biological testing and pharmacology screening.

SPR SOLUTIONS TO THE PHARMACEUTICAL INDUSTRY

     A key element of Biacore's strategy to extend its pharma/biotech business has been to develop new systems that tackle some of the problems that slow the flow of new medicines to the market. A number of these problems have arisen from the adoption of technologies such as combinatorial chemistry and high throughput screening, and include:

- Target identification and validation. This is an important step prior to starting the High Throughput Screening (HTS) of chemical libraries. In order to screen these libraries for the most appropriate new molecules for further development, it is vital that the target being screened is actually of value as a potential point of therapeutic intervention.
- Assay development and validation for HTS. In order for HTS to actually find molecules of value, the assays used in these high throughput screens must reflect accurately the target that any future drugs will be developed against.
- Lead optimization and secondary screening. Once a 'hit' has been achieved during HTS, the molecule has to be optimized in terms of its activity, in order to generate the best medicine possible. In addition, other characteristics of the molecule have to be investigated to assess their impact on the effectiveness of the drug when given to humans.

     In addition to developing market-focused instrument systems, Biacore has recruited a team of personnel who are highly experienced in marketing high-end drug discovery and development technologies to the pharmaceutical and biotechnology industry.

     Biacore(r)3000 provides high-quality binding data that can be used to determine the most appropriate targets within a biological system, against which new drugs can be developed. In addition, once the most suitable target has been identified, this same system can also be used to develop and optimize the assays needed to run the HTS process.

ENHANCED SECONDARY SCREENING OFFERING

     In late 2001, Biacore introduced its first system specifically designed for the pharmaceutical and biotechnology industry. The new Biacore(r)S51 addresses important bottlenecks in the drug discovery process downstream of HTS. Biacore believes that Biacore(r)S51 provides more relevant biological information on compound activity, in a single assay, than any other technology available today.

     One of the rate limiting steps in developing drugs faster is the conversion of 'hits', which have been generated from HTS, into lead compounds for pre-clinical evaluation. Biacore(r)S51 can rapidly and efficiently address the key steps in the 'hit'-to-lead selection process, by combining the advantage of Biacore's SPR technology with advanced instrumentation and software, which result in higher throughput, enhanced data quality and reduced sample usage.

     Specifically, Biacore(r)S51 provides data-rich analysis in four important stages of the drug discovery and development process. These are:

-    Rapid confirmation of HTS 'hits'.
-    Comprehensive kinetic characterization of potential lead compounds.
- Detailed kinetics based QSAR (quantitative structure activity relationship) to drive lead optimization.
- Rapid in vitro early ADME (absorption, distribution, metabolism and excretion) analysis to maximize lead selection criteria and define likely in vivo behavior.

     An important aspect of pharmaceutical development is to pick up problems early so that resources can be redirected to molecules with a better chance of reaching the market, and by using Biacore's SPR technology in the areas mentioned above the technology can contribute to this.

     Sales of Biacore(r)S51 have been made to well-known pharmaceutical and biotechnology companies around the globe. Given the progress that has been made with Biacore(r)S51 since its launch, Biacore believes that this type of system can be an important contributor to its sales. In addition, new customer-generated data highlighting the benefits of using Biacore(r)S51 is expected to become increasingly available during the course of 2003, and new applications for the Biacore(r)S51, particularly in the area of structure activity relationships, based on the work of university research scientists, have occurred.

PROCEL(tm) - A NOVEL COMPLEMENTARY CELL-BASED ASSAY FOR SECONDARY SCREENING

     In late 2002, Biacore introduced its new cell-based assay system, Procel(tm). This product has resulted from Biacore acquiring a license to proprietary fluorescent cell-based assay technology developed by the U.S. company Axiom Biotechnologies Inc.

     Procel(tm), which had its full commercial launch in March 2003 at the Screentech Conference in San Diego, is designed to complement Biacore(r)S51 and provide a competitive offering in the field of lead optimization. By using Procel(tm), researchers will have access to an easy-to-use cell-based fluorescent analytical system which has been designed to characterize compounds that interact with both G protein coupled receptors (GPCRs) and ion channels. These are two of the main classes of drug targets under evaluation today.

     Procel(tm) is able to carry out a number of important cell-based applications which are important in the lead optimization process, including hit verification, automated hit profiling and Schild analysis, as well as a number of other pharmacological parameters.

     Biacore believes that the combination of Procel(tm) and Biacore(r)S51 will provide researchers with access to detailed information on the biological activity of potential drug candidates in a competitive timeframe and to a depth and quality superior to existing analytical instrumentation. It also expects the complementary nature of these two products to lead to synergies in Biacore's sales and marketing efforts.

THE PHARMACEUTICAL/BIOTECHNOLOGY INDUSTRY NEED FOR NOVEL QC SOLUTIONS

     Biacore introduced its second system specifically for the pharmaceutical and biotechnology industry in late 2001. The new system, called Biacore(r)C, is designed for rapid concentration analysis of bio-therapeutics in drug development, manufacturing quality control (QC) and in-process control applications. Biacore(r)C is the first SPR-based system for QC applications designed for compliance with pharmaceutical regulatory requirements. The pharmaceutical industry is coming under increasing regulatory scrutiny at a time when it is striving to bring new pharmaceutical products to the market faster. The regulatory authorities are becoming more and more focused on ensuring that companies are in strict compliance with Good Laboratory Practice (GLP) / Good Manufacturing Practice (GMP), leading to the fact that the validation of analytical systems and procedures is becoming a major rate-limiting step.

     Biacore(r)C was specifically developed within a Good Automation Manufacturing Practice (GAMP) model, with regulatory requirements in mind, and Biacore expects that it will reduce the time for biomolecular analysis while meeting high demands for accuracy, sensitivity and reproducibility.

     The overall package offered by Biacore(r)C is designed to make it easier for users to provide the regulatory authorities with the data needed to comply with the strict guidelines that cover the development, and more importantly the manufacturing, of biopharmaceutical products.

     In conjunction with the launch of the Biacore(r)C, Biacore also introduced a new system validation service, which is intended to further support our customers' efforts to comply with generally accepted GLP/GMP standards.

     In April 2003, and in order to ensure that Biacore's instrumentation will meet the future needs of the regulatory authorities, Biacore launched a GLP/GMP package for Biacore(r)3000 which will assist these customers in generating the documentation and procedures that they need in their dealings with regulators. In addition, Biacore has taken the decision to develop all relevant current and planned systems to meet compliance guidelines so that it will be in a position to capitalize on the expected growth of the validated instrument market as regulatory bodies push compliance back down the discovery chain.

BUILDING A QUALITY CONTROL BUSINESS WITH THE FOOD INDUSTRY

     Over the last several years, Biacore has been working to build up recognition of its SPR technology's ability to provide novel solutions for food analysis/QC (quality control).

     In the last eighteen months, these modestly funded activities have started to yield some significant results, particularly in terms of generating accreditation/validation of the use of Biacore's SPR technology in a range of food analysis applications.

     In September 2002, Biacore achieved an important milestone in the development of its food business. This milestone was the full validation and certification as a Performance Tested Method of its folic acid analysis by the AOAC (Association of Analytical Communities) Research Institute, the foremost independent body determining food-testing standards worldwide.

     The AOAC certification, which is recognized by food manufacturers globally, means that Biacore is now in much stronger position to market its unique rapid routine test for the determination of the vitamin food supplement folic acid.

     In September 2002, Biacore also extended its product offering to the food industry with the introduction of a highly sensitive test for the beta-agonist ractopamine. This is an important test for the food industry due to ractopamine's different regulatory status in the U.S. and Europe. In the U.S., ractopamine is licensed as a growth promoter for livestock while in Europe, its use along with other beta-agonists is banned entirely. The test that Biacore has developed for ractopamine is run on Biacore(r)Q and can be used for routine testing.

     These developments, allied to an expansion of its product offering, have allowed Biacore to extend its customer base in the food industry to include some of the world's major food manufacturers. The growing interest in applying Biacore SPR technology in the food industry was reflected in the decision to hold a special session on food applications at the Biacore Symposium that was held in Chicago in May 2002, at which companies such as Nestle and Fronterra from New Zealand made presentations.

SPR ARRAY TECHNOLOGY - HIGHER INFORMATION CONTENT FROM BIACORE'S NEXT GENERATION SYSTEMS

     In the late 1990s, Biacore's scientists made a number of technological breakthroughs in SPR detection and micro-fluidics that have paved the way for the development of a new SPR array system. Biacore expects this system to be able to deliver a substantial improvement in the speed with which information on protein interactions can be generated. It expects to introduce this system in 2004. Delivering the high sensitivity and data quality that Biacore's customers currently receive, this new platform will enable Biacore's SPR technology to be used in a wide range of applications in both basic life science research and drug discovery and development.

     The development of Biacore's SPR array technology is progressing in accordance with Biacore's plans with Biacore having made significant investments in order to drive the commercialization of this technology. In 2001, this investment amounted to approximately SEK 30 million and a further approximately SEK 35 million was invested in 2002. Biacore believes that this level of investment has allowed recruitment of key personnel needed to develop and test the individual modules that will make up the new SPR array systems.

BIACORE'S SPR ARRAY PARTNERS

     To commercialize its SPR array technology, Biacore has on-going communications and discussions with major pharmaceutical companies and other people dealing with SPR and has entered into two collaborations to develop specific applications and gain access to reagent expertize. These collaborations and relationships enable Biacore to develop important elements in the specification of the system to meet the demands of the end-users.

     The first collaboration started in June 2000 with Millennium
Pharmaceuticals Inc. to examine potential applications of SPR array technology. By collaborating with Millennium, Biacore expects to be able to develop new systems that are tailored to the needs of major customers in the pharmaceutical/biotechnology industry.

     Input from Millennium's scientists on applications and industry needs has enabled R&D efforts to focus on the key array technology formats that will meet the requirements of Biacore's major target customer groups for higher throughput SPR instrumentation. The agreed format will build on the advantages of Biacore's proprietary SPR and micro-fluidics technology, emphasizing sensitivity, data quality and high information content, combined with an increase in throughput that Biacore believes will meet important industrial needs.

     The SPR array system is designed for applications in the interaction proteomics and post-HTS small molecule characterization areas, where its sensitivity, increased throughput and high information content will complement Biacore's existing systems. Over time, Biacore expects the SPR array system to have applications across the spectrum of drug discovery and development activities and be a valuable tool in many proteomics applications.

     In order to address higher throughput proteomics applications, it is important to have access to the right reagents. To achieve this, Biacore signed a further complementary collaboration with the U.S. company BD Biosciences Pharmingen in July 2002. This collaboration provides access to targeted panels of antibodies and reagents for array applications. BD Biosciences Pharmingen manufactures monoclonal antibodies, protein expression systems and recombinant proteins using advanced bioprocessing techniques. It is part of BD Biosciences, one of the world's largest businesses supporting the life sciences.

     In addition, Biacore's SPR array technology has potential uses in the clinical trials field where it is likely to be used to characterize the immune response that is generated by drugs and their metabolites. To support such future potential applications, the array system is being developed under a GAMP model, to ensure that the system will meet global regulatory requirements when launched.

COMPETITION

     Biacore's market share in 2002 was approximately 90%, measured by its share of references to SPR-based systems in scientific literature.

     Currently, Biacore faces direct competition from approximately five other manufacturers of instruments employing affinity-based biosensor technology.

     In the food and beverage analysis market, Biacore faces competition from a variety of other technologies. Immunoassays and culture methods have traditionally dominated the food and beverage analysis market. Biacore also competes in this market against the same classical techniques with which Biacore currently competes in the life science research area, such as high-performance liquid chromatography and mass spectrophotometry, which have increasingly been adopted in the food analysis market.

     Competition may also come from developing new technologies for measuring biomolecular interactions. Biacore's business environment is characterized by extensive research and technological change, and new developments are expected to continue at a rapid pace. Biacore's future success will depend in large part on its ability to maintain a strong position in technological development. Major general device or instrument manufacturers may choose to enter the affinity-based biosensor market. Moreover, Biacore believes that certain entities have developed, are developing or are investigating the development of technologies in areas that have direct application to affinity-based biosensor systems.

GEOGRAPHICAL MARKETS AND MARKETING ORGANIZATION

     The sales and marketing organization of Biacore focuses on providing highly qualified support to enable customers to achieve their research and development objectives.

     Biacore has a direct presence with its own sales organizations in the largest markets, North America, Europe and Japan, as well as sales branches in Australia and New Zealand and distributors in many other countries. Sales is reported divided into three sales regions; Americas, Europe and Asia-Pacific.

     The following table presents sales broken down by region during the last three financial years.

SEK          For the years ended December 31
thousands             2002     2001     2000

Americas           270,524  249,347  191,872
Europe             173,894  151,004  139,152
Asia-Pacific       169,736  143,366  107,796
Total sales        614,154  543,717  438,820

     In the Americas region, sales are handled by the Group's wholly-owned subsidiary Biacore Inc. in New Jersey. Staff are based in a number of locations across the United States. There are also distributors in major Latin American countries. Approximately half of Biacore's sales in the Americas is to industrial customers, primarily in North America's pharmaceutical and biotechnology industries.

     In the European region, sales in Germany, France, the United Kingdom, Ireland, the Benelux countries, Switzerland, Austria and the Nordic countries are made directly through branch offices. Biacore also has distributors in other European countries, including Italy and Spain, and in the Middle East. The majority of Biacore's customers in the European region have been in academia. However, Europe has a strong presence within the pharmaceutical industry, which is accounting for close to half of sales in Europe.

     In the Asia-Pacific region, sales are made via the wholly-owned subsidiary Biacore KK in Japan and through branch offices in Australia and New Zealand. Other parts of the region are covered by a network of distributors. Sales in Japan are generally made to specialized distributors who service specific segments of the Japanese market. Such distributors act as intermediaries between the importer/specialist and the users of the analytical systems. The main end users in Asia-Pacific are universities and government research institutes, with the pharmaceutical and biotechnology industry being another important customer group.

     Outside the main markets, Amersham Biosciences market and distribute Biacore's products in a number of countries. During 2000 and 2001, Amersham Biosciences was 45% owned by Biacore's largest shareholder Pfizer (Pharmacia) (see also Note 2 of Notes to Financial Statements).

     Under Biacore's distributor agreements, Biacore generally supplies the distributor with centrally produced promotional material and assists in the training of the distributor's sales and technical staff. The sales and marketing of Biacore's products is otherwise conducted rather independently by the distributor.

     Biacore has three business units that develop the markets and co-ordinate Biacore's efforts towards three key market segments:

-    Pharmaceutical & Biotechnology.
-    Basic Life Science Research.
-    Food.

    There are other central functions that continuously develop the www.biacore.com website, which includes extensive customer service features, publish the BIAJournal, develop technical literature, etc. Some of these central marketing functions are highly integrated with the Technology Supply division, which mainly includes the Research and Development organization.

     New product launches, increased sales and an increase in direct representation in Biacore's major markets, including the build-up of the sales and marketing operation in Japan, has required a substantial build-up in the resources dedicated to sales and other marketing activities. Total marketing expenses increased from SEK 147.4 million in 2000 to SEK 199.8 million in 2002. This increase reflects an increase in the number of employees engaged in marketing activities from 95 at the end of 1999 to 143 at the end of 2002.

SEASONALITY

     Historically, Biacore has had approximately 30 to 40% of annual sales in the fourth quarter of each year. Combined with high fixed costs and significant dependence on individual orders, the strong seasonality of sales has caused operating income to vary substantially between different quarters.

PRODUCTS

     The first Biacore(r) instrument using SPR was launched in 1990. Since then, the technology has advanced considerably. These advances have broadened the application of SPR technology.

     There are now several Biacore(r) systems on the market, with the latest products approximately 100 times more sensitive than the first and with substantially increased throughput capacity. The systems generally consist of an SPR instrument and a PC. Most of the instruments consist of a microfluidic system, an optical detection unit and a sample handling unit. The PC controls the system functions, except for manual operations such as inserting the sensor chip into the instrument and pre-loading the samples. The measurements are analyzed using Biacore's own evaluation software. Other examples of features of the instruments include:

-    On-line reference subtraction.
- Optimized wash routines which ensure that an efficient screening process can be developed.
- Efficient recovery of material that has bound to the sensor surface during an analysis which enables samples to be recovered and used for analysis by mass spectrometry for sample identification purposes (the most common technique used for the identification and characterization of a specific target molecule).
-    GxP functions for efficient compliance with regulatory requirements.

     Biacore(r)S51 was launched in the third quarter of 2001. It is a high-performace and high-throughput system designed to reduce bottlenecks in drug discovery down-stream of high throughput screening (HTS).

     Biacore(r)C was also launched in the second half of 2001. It has been designed for concentration analysis with automatic report generation. Biacore(r)C is the first system developed for use in a regulatory environment.

     Biacore(r)3000 is Biacore's best-selling instrument and its top of the line general purpose system. Biacore(r)3000 is a high sensitivity, fully automated system for individual sample characterization and multi-sample analysis, and is mainly used upstream of HTS.

     The Procel(tm) system is based on new proprietary fluorescent cell-based assay technology, is used for secondary screening and quantitative pharmacology profiling of compounds using live cells, and had its full commercial launch in March 2003.

     Less expensive general purpose systems include Biacore(r)2000, Biacore(r)1000, Biacore(r)X and Biacore(r)J. Biacore(r)Q is optimized for food analysis. Other products include a number of different sensor chips, that have been designed for characterization of specific types of interactions, and other consumables such as reagents.

     The prices of Biacore(r) instruments range from approximately SEK 400 thousand to approximately SEK 5 million.

     In general, Biacore warrants its new systems against defects in design, materials and workmanship for one year. To date, the expense associated with warranty claims has been immaterial.

     Biacore also offers comprehensive after sales service contracts, which include both routine maintenance and emergency servicing. Contracts are designed to offer a flexible choice of service support, to suit both the system and the customer's requirements.

     To increase the size of the market and maximize utilization of its expertize, Biacore has offered and performed Research Consulting Services (RCS) since late 2001.

BIACORE'S SPR TECHNOLOGY

     Biacore's SPR technology is able to add value, across a wide range of industries and applications, through its ability to provide answers in real time to important questions concerning the progress of biomolecular interactions. Biacore's SPR technology can be used to measure:

     Specificity - How specific is the binding between two molecules? Kinetics - How fast does the binding take place?
     Affinity - How strong is the binding?
     Concentration - How much of a given molecule is present and active?

THE BASIS OF BIACORE'S SPR TECHNOLOGY

     SPR is a phenomenon based on the transfer of light energy (photons) to a group of electrons (a plasmon) on a metal surface. In Biacore's SPR technology, the target molecule is bound to the surface of a gold-coated sensor chip. Once a target molecule has been bound, solution from the test material is passed over the sensor chip. The chip surface interacts with light at a characteristic angle that depends on the molecular composition on the gold surface. Any binding to the target molecule can be detected in real-time.

     When molecules in the test solution bind to a target molecule at the sensor chip surface, the angle of reflected light increases. When they detach, the angle falls. These changes form the basis of the Biacore sensorgram, a continuous, real-time monitoring of the attachment and detachment of interacting molecules.

ADVANTAGES OF BIACORE'S SPR TECHNOLOGY

     A fundamental advantage of Biacore's SPR technology is that unique biomolecular binding data can be generated without the need for researchers to label the molecules of interest. This reduces the time and workload needed to carry out assays. It also helps eliminate the risks of misleading results caused by the molecular changes that can result from sample labeling.

     Another important benefit of Biacore's SPR technology is its ability to monitor bio-molecular interactions continuously, thereby providing real-time kinetic information. This is a major benefit for investigating molecular binding events, which can often be quite transient, but yet significant. It is not possible to generate detailed real-time data using traditional 'end-point' analytical methods, which require large numbers of measurements at different time intervals to picture bio-molecular binding processes.

     Using Biacore's SPR technology, samples can often be analyzed without the need for purification. This again improves the data quality and reduces time to results. Because Biacore's technology does not make measurements through the use of light absorption, samples that are light sensitive, turbid or colored can also be analyzed.

     These benefits have led to Biacore's SPR technology being used in a broad range of areas.

PROCEL(tm) - COMPLEMENTING SPR WITH CELL-BASED COMPOUND PROFILING

     In addition to progressing its SPR technology, in 2002 Biacore also launched a new fluorescence-based instrument, Procel(tm), which is dedicated to secondary screening and quantitative pharmacology profiling of compounds, using live cells. The system complements Biacore's SPR technology in delivering the high-content information needed to rapidly identify successful drug candidates. Procel(tm) is the first automated system dedicated to high-content profiling of compounds targeting G-protein coupled receptors and ion channels. Its complementary position alongside Biacore(r)S51 allows important decisions to be made earlier in the drug discovery process.

HIGH INFORMATION CONTENT SPR

     Biacore continues to advance its SPR array technology. Developed partly in collaboration with Millennium Pharmaceuticals Inc., this is designed to focus on delivering the sensitivity, data quality and high information content, along with increased throughput, demanded by customers. The SPR array platform will build on Biacore's position in SPR and further develop its patented flow-based micro-fluidics capabilities that are central to providing the sensitivity and assay flexibility required for high-quality kinetic data and hence high information content. The system will have the throughput and capabilities required to simultaneously study targeted protein panels, providing a level of information on protein interactions that has not previously been available. In addition, the sensitivity and assay flexibility will enable small molecule characterization against panels of related targets, saving time and resources in drug discovery.

R&D INFRASTRUCTURE AND EXPENDITURES

     Between 1993 and 1999, Biacore's R&D costs were rather constant and in the range of SEK 41 million to SEK 53 million per year. In 2000 and 2001, R&D expenses increased to SEK 73 million and SEK 105 million, respectively, largely as a result of the programs to develop new high-performance systems and SPR array technology. In 2002, R&D expenditures were almost unchanged at SEK 104 million. The extent of R&D efforts increased in 2002, but there was less engineering work undertaken or purchased relating to final design of new products. Furthermore, in 2002, SEK 5 million of R&D was capitalized in accordance with new Swedish accounting principles relating to product development expenses (see Notes 1 and 5 of Notes to Financial Statements). In general, variations from year to year have to a significant extent been due to the volume of services purchased from external consultants for generic engineering tasks.

     The SPR array technology program cost approximately SEK 15 million in 2000, SEK 30 million in 2001 and SEK 35 million in 2002.

     R&D expenses as a percentage of sales decreased from 55% in 1993 to 16% in 1999, then increased to 17% and 19% in 2000 and 2001, respectively, and fell to 17% in 2002. Biacore's long-term target is to maintain R&D expenses at a level corresponding to approximately 15% of sales.

INTELLECTUAL PROPERTY

     Biacore actively seeks to protect its intellectual property by patenting innovative developments, and has approximately 50 patents pending or granted pertaining to most parts of its affinity biosensor technology, including:

-    The optical sensor system.
-    The sensor surface that enables selective molecular interactions.
-    The surface plasmon resonance (SPR) based measurement unit.
- The optical component that is used to couple light from the measurement unit to the sensor surface.
-    The microfluidic system.
-    SPR array technology.

     Biacore has also been granted patents and filed applications for patents pertaining to various analytical procedures, and has an exclusive license to use certain patents and technical information regarding fiber-optic SPR detection.

     In 2001, Biacore acquired an exclusive license to Axiom Biotechnologies' proprietary fluorescent cell-based assay technology, with the exception of flow cytometry-based applications.

     "Biacore" is a registered trademark owned by Biacore, and Biacore is in possession of the web address www.biacore.com, the Biacore homepage.

     For a description of a legal proceeding brought by Biacore against Thermo BioAnalysis Corp. for patent infringement, please see Item 5A "Operating Results - Year Ended December 31, 2002 Compared with 2001 - Other Operating Income."

     See also Item 3D "Risk Factors - Patents and Proprietary Technologies" and "Item 3D "Risk Factors - Collaborations."

MANUFACTURING AND SOURCES OF COMPONENTS, MATERIALS AND SUPPLIES

     Biacore generally manufactures technically advanced and patented components, including sensor chips, the optical measurement unit and key components in the instruments' liquid handling systems. Final assembly of the instruments and quality control are also conducted by Biacore. Through a network of subcontractors for other components, materials and supplies, Biacore's fixed production costs have been limited.

     The current Biacore production facilities are sufficient for current production volumes. However, to be able to cope with increases in production volumes and new products, Biacore is extending its storage and logistics facilities and may make further extensions in the medium term, see Item 4D "Property, Plant and Equipment."

     See also Item 3D "Risk Factors - Dependence on a Single Manufacturing Facility" and "Dependence on Certain Sources of Supply."

QUALITY SYSTEMS

     In February 2003, Biacore's main research and development and production unit, Biacore AB, received certification according to the international quality standard ISO 9001:2000 of its development and manufacturing of analytical systems and consumables for use in the field of biotechnology. Quality assurance and regulatory factors are becoming increasingly important to Biacore's customers, and Biacore strongly emphasizes these issues.

C. ORGANIZATIONAL STRUCTURE

     Biacore International AB is the parent company of the Biacore Group. Biacore believes that it is not a subsidiary of any other entity, that it has been considered to be an associated company to and therefore equity-accounted by Pharmacia, and that it may be considered to be an associated company to Pfizer and therefore equity-accounted by Pfizer. The following legal entities are included in Biacore:

Company                     Incorporated in   Ownership, %

Biacore International AB    Sweden                  Parent
Biacore AB                  Sweden                     100
Biacore Administration AB   Sweden                     100
Biacore International SA    Switzerland                100
Biacore KK                  Japan                      100
Biacore Holding Inc.        United States              100
Biacore Inc.                United States              100
XenoSense Ltd               United Kingdom              84 (1)

(1) Biacore has no formal ownership in XenoSense Ltd but would receive approximately 84% ownership upon conversion of convertible loans made by Biacore to XenoSense.

     Business is carried out under the legal name of each respective legal entity.

D. PROPERTY, PLANT AND EQUIPMENT

     Biacore owns one property. It is located in Uppsala, Sweden and has an area of 35,347 square meters of freehold land. At December 31, 2002, the property included one main building for industrial and office use, two office buildings and two mobile office units. All five are attached and have a total usable area ("bruksarea") of approximately 9,500 square meters. The vast majority of Biacore's production and research and development activities are carried out on this property. It also houses the Swedish marketing and administrative functions.

     During 2002, the group headquarters was moved to the Swiss subsidiary Biacore International SA, which rents a combined office and light industrial area of approximately 1,500 square meters on a five-year lease in Neuchatel, Switzerland. The facility also includes a small office and light industrial building owned by Biacore but located on land included in that lease agreement.

     Biacore believes that the space owned and leased by it at December 31, 2002, while adequate for its activities during 2002, was too small for Biacore's anticipated near- or medium-term activities. However, during the second quarter of 2003, Biacore is completing an extention of its storage and logistics facility in Uppsala by approximately 1,200 square meters. There is also a slight shortage of office and other space for the marketing, administration and research and development functions, and in the medium-term the production facilities may need to be expanded. E.g., Biacore may make further extensions of its building complex in Uppsala in the near or medium term.

     The amount of future expenditure for ongoing and other decided property projects is not expected to be material to Biacore and is expected to be financed from existing liquid funds.

     Biacore leases a small number of other properties of limited size for use in its operations, and believes that the terms of its leases generally reflect market rates in their respective areas.

     See also Item 4A "History and Development of the Company - Principle Capital Expenditures and Divestitures."


ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. OPERATING RESULTS

GENERAL

     The following discussion should be read together with and is qualified in its entirety by reference to Item 3A "Selected Financial Data" and the financial statements of Biacore included in Item 17 herein. The financial data analyzed in this discussion has been prepared in accordance with Swedish GAAP, which differs in certain significant respects from U.S. GAAP. See Note 23 of Notes to Financial Statements for a description of significant differences between Swedish GAAP and U.S. GAAP applicable to Biacore.

OVERVIEW

     There is potential for further significant advances in the life sciences and, as a result, for high demand for new and improved research tools. Products developed, manufactured and sold by Biacore have often been useful and sometimes essential in such life science research and development work. The rapid advances in genomics have increased the potential for research and development within proteomics and other areas. One of the most promising areas for increased demand for Biacore's technology is drug discovery applications mainly within the pharmaceutical and biotechnology industries. Biacore believes that its present and future SPR-based analytical systems can play an important role in this development.

     Biacore has developed the technology of SPR-based analytical systems, and the market for these systems has grown in response to Biacore's efforts in fostering awareness of the technology's capabilities and potential. Management expects that, in the medium and long term, the overall market for SPR-based systems will continue to expand through Biacore's efforts as well as through the activities of competitors that have already or may enter the market.

     Over time, increased competition is expected to reduce Biacore's share of the market, which since a number of years has been approximately 90%, measured by its share of references to SPR-based systems in scientific literature. Increased competition is expected to increase pressure on product margins over time.

     However, one of the key elements of Biacore's strategy is to invest in research and development in order to maintain the technological position of its products, which to date has allowed Biacore to maintain satisfying gross margins.

     Biacore has substantially increased its endeavours to develop technology for the application of SPR technology in the drug discovery sector.

     SPR array technology remains one of the primary research and development projects. The technology is based on further development of the principles of detection, immobilization and sample and reagent handling, and will make it possible to use a large number of measurement spots simultaneously. In July 2002, Biacore and BD Biosciences Pharmingen, one of the world's largest manufacturers of reagents, announced a research collaboration for the development of methods for quality control of antibodies and reagents, and development of applications of the SPR array technology. Extensively characterized antibodies and reagents are considered to be important to the development of the protein array market. This collaboration is complementary to Biacore's collaboration with Millennium Pharmaceuticals Inc. Biacore retains the right to commercialize technology-related developments arising from these collaborations. The SPR array project is currently on target. If the project can be completed as planned, the first instrument is expected to be launched in the year 2004.

     In November 2002, Biacore introduced Procel(tm), an analytical system that is based on proprietary fluorescent cell-based assay technology acquired in 2001 for USD 5 million (SEK 53.6 million). Procel(tm) is designed specifically for cell-based secondary screening and pharmacology profiling of potential new drug leads, and will complement Biacore's existing molecular-based systems. Sales activities started in 2003.

     In October 2001, Biacore and Bruker Daltonics entered into an agreement that aims to commercialize the combination of Biacore's SPR technology and Bruker Daltonics' mass spectrometry technology. The co-operation has produced results in the form of model analytical systems that combine SPR and mass spectrometry technology in a comprehensive platform for functional proteomics studies.

     Biacore's results of operations are also dependent on Biacore's ability to further penetrate the market within basic life science research, where major life science research laboratories make up the main customer group. In this market, which accounted for approximately 55% of its sales in 2002, Biacore has mainly sold to well-known life science laboratories, with proteomics, cancer research and neuroscience being important areas of application.

     Other applications that present significant opportunities for Biacore include quality control, process control and environmental analysis; with target customer groups in the food and beverage, pharmaceutical, biotechnology and chemical industries and government laboratories. Biacore's sales will also be affected by Biacore's ability to make further technological advances, expand its product range, introduce new applications and expand the customer base.

     In light of the further potential that Biacore believes its technology to possess, Biacore has continued to increase the resources devoted to marketing activities. Total marketing expenses increased from SEK 147.4 million in 2000 to SEK 199.8 million in 2002. This increase reflects an increase in the number of employees engaged in marketing activities from 95 at the end of 1999 to 143 at the end of 2002, including the build-up of the Biacore marketing operation in Japan.

     Biacore's revenues are generated primarily from sales of analytical systems. Revenues are also generated by sales of consumables, after sales services, spare parts, rental of analytical systems and research consulting services.

     Biacore's sales have typically shown a pattern of being unevenly distributed over the year, with the strongest sales during the fourth quarter of each year, principally due to its customers' typical budgeting and capital expenditure patterns. This pattern, together with the high proportion of fixed costs in Biacore, has caused operating income to be even more disproportionately distributed over the year. This pattern will probably continue, but the future extent of these variations is uncertain.

     During the year 2002, the legal and commercial structure of Biacore changed. The head office was moved to the subsidiary Biacore International SA, located in Neuchatel, Switzerland. Biacore International SA also acts as the commercial center of Biacore, and includes the Pharmaceutical and biotechnology business unit and certain production and logistics activities. Neuchatel is located in a regional development zone and the taxation of Biacore International SA is subject to certain conditions tied to the development of its operation in Neuchatel. Biacore believes that the new structure of the Group will have a favorable impact on its average tax rate. Uppsala remains the domicile of the Company and the Group's center for research and development and production.

     Other factors which affect sales and income include the timing of new product introductions by Biacore and other manufacturers of competing analytical systems, regulatory actions, government funding of research, the growth rate of the pharmaceutical and biotechnology industry and general economic trends.

     Biacore's business is also characterized by a number of other factors which make future sales and income difficult to predict. See Item 3D "Risk Factors."

     Biacore's sales fell by 25% in the first quarter of 2003 to SEK 106.5 million compared with SEK 141.3 million in the first quarter of 2002. Diluted earnings per share fell by 65% from SEK 2.17 in the first quarter of 2002 to SEK 0.77 in the first quarter of 2003.

YEAR ENDED DECEMBER 31, 2002 COMPARED WITH 2001

     The following table sets forth certain consolidated income statement data for Biacore expressed as a percentage of sales for the periods indicated:

%             For the years ended December 31
                           2002   2001   2000

Sales	                    100.0  100.0  100.0
Cost of goods sold        -16.4  -18.4  -17.8
Marketing                 -32.5  -34.7  -33.6
Administration            -11.1  -16.0  -13.9
Research and development  -17.0  -19.3  -16.6
Operating foreign
currency gains and losses  -2.7    0.9    0.8
Other income                3.4    0.2      -
Other expenses             -0.1      -      -
Amortization of goodwill   -0.7   -0.9   -1.1
Operating income           22.9   11.8   17.8

     The table below sets forth Biacore's sales by geographic area for the periods indicated:

SEK thousands          For the years ended December 31
                    2002            2001            2000

Americas      270,524  44.0%  249,347  45.9%  191,872  43.7%
Europe        173,894  28.3%  151,004  27.8%  139,152  31.7%
Asia-Pacific  169,736  27.7%  143,366  26.3%  107,796  24.6%
Total sales   614,154 100.0%  543,717 100.0%  438,820 100.0%

Sales

     Sales increased by 13.0% from SEK 543.7 million in 2001 to SEK 614.2 million in 2002. Excluding currency effects, sales increased by 14.0% (measured by applying currency exchange rates for 2001 to the 2002 revenues in local currencies).

     As in 1999, 2000 and 2001, Biacore(r)3000, launched in 1998, was Biacore's best-selling analytical system.

     In the Americas, sales increased by 8.5% from SEK 249.3 million in 2001 to SEK 270.5 million in 2002. Again, the Americas was Biacore's best-selling region, even though sales in the second half-year and to the pharmaceuticals industry was lower than expected.

     Sales in Europe increased by 15.2% from SEK 151.0 million in 2001 to SEK 173.9 million in 2002. Market conditions in Europe remained stable and increased efforts were focused on introducing Biacore's analytical systems in drug discovery applications. During the fourth quarter of 2002, Biacore completed an extensive restructuring of the sales and support organization in Europe.

     In Asia-Pacific, sales increased by 18.4% from SEK 143.4 million in 2001 to SEK 169.8 million in 2002, making Asia-Pacific the fastest-growing region within Biacore. The increase was equally strong in both Japan, the largest market within the Asia-Pacific region, and other countries.

     The increase in total sales was an effect of higher volumes and a change in product mix. The increase also reflected a 17% increase, from SEK 111.3 million in 2001 to SEK 129.9 million in 2002, in sales of consumables, after sales services and spare parts, each of which depends primarily on the installed base of Biacore instruments.

Cost of Goods Sold

     Cost of goods sold remained relatively stable at SEK 100.9 million in 2002 compared with SEK 99.8 million in 2001. As a percentage of sales, these costs decreased from 18.4% in 2001 to 16.4% in 2002 after having increased in the prior year.

Marketing

     Marketing expenses increased by 6% from SEK 188.7 million in 2001 to SEK 199.8 million in 2002, corresponding to 34.7% of sales in 2001 and 32.5% in 2002. Thus, marketing expenses increased at a lower rate than sales.

Administration

     Administrative expenses decreased by 21% from SEK 86.7 million in 2001 (16.0% of sales) to SEK 68.3 million in 2002 (11.1% of sales), after having increased by 43% in 2001. During 2001, administrative expenses included a charge of SEK 13 million relating to pension to the former Chief Executive Officer.

Research and Development

     After having increased by 38% in 2000 and 44% in 2001, research and development expenses decreased marginally from SEK 104.7 million in 2001 to SEK 104.4 million in 2002. In 2001, research and development expenses included significant expenses relating to the development of the Biacore(r)S51 and Biacore(r)C systems. As from 2002, product development expenses that fulfil certain criteria are capitalized and amortized over their estimated economic lives (See Notes 1 and 5 to the financial statements). Capitalization of product development has reduced research and development expenses by SEK 5.0 million in 2002. As a proportion of sales, research and development expenses decreased from 19.3% to 17.0%.

Operating Foreign Currency Gains and Losses

     Net operating foreign currency gains and losses, which mainly relate to accounts receivable, decreased from SEK 4.5 million in 2001 to SEK -16.6 million in 2002. The amount mainly relates to the appreciation of the Swedish krona against the U.S. dollar and Japanese yen in 2002.

Other Operating Income

     In 2002, the United States Court of Appeals for the Federal Circuit confirmed an earlier judgement relating to infringement by Thermo BioAnalysis Corp. on Biacore's U.S. patent No. 5,436,161. The SEK 19.6 million in damages awarded is included in Other income during 2002, which increased from SEK 0.7 million in 2001 to SEK 21.0 million in 2002.

Amortization of Goodwill

     All goodwill relates to the acquisition by Biacore's Japanese subsidiary of Amersham Biosciences' Japanese sales operation for Biacore products. See also
Note 5 of Notes to Financial Statements. For a description of the treatment of the contract with Amersham Biosciences according to United States generally accepted accounting principles, see Note 23 of Notes to Financial Statements.

Operating Income

     For the reasons discussed above, Biacore's operating income increased by 119% from SEK 64.1 million in 2001 to SEK 140.6 million in 2002, representing an increase in operating margin from 11.8% in 2001 to 22.9% in 2002.

Financial Items, net

     Financial items, net, decreased from income of SEK 13.8 million in 2001 to a loss of SEK 20.4 million in 2002. Interest income increased slightly from SEK 10.0 million in 2001 to SEK 10.2 million in 2002. Interest expenses increased from SEK 1.1 million in 2001 to SEK 1.8 million in 2002 due to a higher calculated interest on the pension liability administered by the Swedish Pension Registration Institute PRI. Net financial foreign currency gains and losses decreased from SEK 0.2 million in 2001 to SEK 0.0 million in 2002. Biacore's financial foreign currency gains and losses derive from temporary lending to, and temporary borrowing of surplus liquidity from, non-Swedish subsidiaries. As a result of a deteriorating business climate and financing situation for early-stage biotechnology companies, Biacore has made write-downs against its portfolio related to this sector. This has caused a charge to the financial net of SEK -28.7 million.

Income Taxes

     Income taxes increased from SEK 27.6 million in 2001 to SEK 40.1 million in 2002. Biacore's effective tax rate decreased from 35% in 2001 to 33% in 2002. This still relatively high level of taxation resulted from losses on equity instruments only being deductible against gains on similar financial instruments according to legislation and regulations in effect on December 31, 2002. At December 31, 2002, Biacore had no realized or unrealized gain on any such instrument against which it could offset any loss. This effect was partly offset by a change in the geographical mix of income in subsidiaries, one factor being the establishment of the group headquarters and commercial center in Neuchatel, which is located in a regional development zone in Switzerland.

Net Income

     Net income increased by 60.7% from SEK 50.3 million in 2001 to SEK 80.8 million in 2002, corresponding to an increase in basic earnings per share from SEK 5.16 in 2001 to SEK 8.28 in 2002 and an increase in diluted earnings per share from SEK 5.04 in 2001 to SEK 8.20 in 2002.

YEAR ENDED DECEMBER 31, 2001 COMPARED WITH 2000

Sales

     Sales increased by 23.9% from SEK 438.8 million in 2000 to SEK 543.7 million in 2001. Excluding currency effects, sales increased by 15.6% (measured by applying currency exchange rates for 2000 to the 2001 revenues in local currencies). The favorable currency effect mainly resulted from appreciation of the average value of the United States dollar and to a lesser extent the British pound and the euro.

     In the Americas, sales increased by 30.0% from SEK 191.9 million in 2000 to SEK 249.3 million in 2001. The importance of this region to Biacore again increased as it accounted for 46% of sales in 2001. Both the Pharmaceutical and Biotechnology and Life Science business units performed well.

     Sales in Europe increased by 8.5% from SEK 139.1 million in 2000 to SEK 151.0 million in 2001.

     In Asia-Pacific, sales increased 33.0% from SEK 107.8 million in 2000 to SEK 143.4 million in 2001. Sales to the Japanese pharmaceuticals industry increased significantly and outside Japan sales almost doubled.

     The increase in total sales was an effect of higher volumes and currency effects. The increase also reflected a 24% increase, to SEK 111.3 million, in sales of consumables, after sales services and spare parts.

Cost of Goods Sold

     Cost of goods sold increased from SEK 78.1 million in 2000 to SEK 99.8 million in 2001. As a percentage of sales, these costs increased from 17.8% in 2000 to 18.4% in 2001. The gross margin was thereby approximately unchanged at 82%.

Marketing

     Marketing expenses increased from SEK 147.4 million in 2000 to SEK 188.7 million in 2001, corresponding to 33.6% of sales in 2000 and 34.7% in 2001. An increase in the number of sales and other marketing personnel in mainly the United States led to a 28% increase in marketing expenses, which is somewhat higher than the increase in sales.

Administration

     Administrative expenses increased from SEK 60.8 million in 2000 (13.9% of sales) to SEK 86.7 million in 2001 (16.0% of sales), an increase of 43%. Approximately half of the increase was due to an expense of SEK 13 million for pension to the former Chief Executive Officer.

Research and Development

     Research and development expenses increased by 44% from SEK 72.8 million in 2000 to SEK 104.7 million in 2001, mainly due to the SPR array and high performance system projects. As a proportion of sales, research and development expenses increased from 16.6% in 2000 to 19.3% in 2001.

Operating Foreign Currency Gains and Losses

     Net operating foreign currency gains, which mainly relate to accounts receivable, increased from SEK 3.2 million in 2000 to SEK 4.5 million in 2001.

Amortization of Goodwill

     All goodwill relates to the acquisition by Biacore's Japanese subsidiary of Amersham Biosciences' Japanese sales operation for Biacore products.

Operating Income

     For the reasons discussed above, Biacore's operating income decreased from SEK 78.0 million in 2000 to SEK 64.1 million in 2001, representing a decrease in operating margin from 17.8% in 2000 to 11.8% for 2001.

Financial Items, net

     Financial items, net, increased from income of SEK 8.7 million in 2000 to income of SEK 13.8 million in 2001. Net interest income increased from SEK 7.4 million in 2000 to SEK 8.9 million in 2001 due to a higher average net interest-bearing asset and better interest rates received. Net financial foreign currency gains and losses decreased from SEK 1.3 million in 2000 to SEK 0.2 million in 2001. Furthermore, in 2001, 1,000,000 shares in Axiom were sold at a gain of SEK 4.6 million.

Income Taxes

     Income taxes were unchanged at SEK 27.6 million in 2001. Biacore's effective tax rate increased from 32% in 2000 to 35% in 2001. The increase was due to a sharp reduction of the loss in the Japanese subsidiary, where the applicable tax rate is approximately 42% and for which a part of the tax loss carry forward has been accounted for as a deferred tax asset, and higher non-deductible pension expenses as a result of the shortening of the accrual period for pension to the former Chief Executive Officer Lars-Goran Andren.

Net Income

     Net income decreased by 15.0% from SEK 59.1 million in 2000 to SEK 50.3 million in 2001. Basic earnings per share fell from SEK 6.06 in 2000 to SEK 5.16 in 2001, and diluted earnings per share fell from from SEK 6.02 in 2000 to SEK 5.04 in 2001.

INFLATION

     During the three year period ended December 31, 2002, inflation in Sweden amounted to approximately 2% per year. At the level indicated, inflation had limited impact on the Company's operations or financial condition.

FOREIGN CURRENCY FLUCTUATIONS

     For a description of the effects of foreign currency fluctuations and hedging activities, see this Item 5A "Operating Results" above, Item 11 "Quantitative and Qualitative Disclosures About Market Risk" and Note 19 of Notes to Financial Statements.

GOVERNMENTAL POLICIES AND FACTORS

     Biacore is affected by a large number of government policies and factors. Apart from large government funding of customers' purchases of products and services from Biacore (see Item 3D "Risk Factors - Funding of Customers"), Biacore believes that it is not subject to any other government policy or factor of which a description is required in this context.

BUSINESS CYCLES AND GENERAL ECONOMY

     Biacore believes that it may be less affected by business cycles and the general economy than many other companies, that are often more dependent on limited geographical markets. However, capital goods, which make up the vast majority of Biacore's sales, are highly sensitive to the growth, financial position and competing other short or long-term priorities of their customers and customers' funding organizations.

OFF-BALANCE SHEET ARRANGEMENTS

     At December 31, 2002, Biacore had contractual obligations involving SEK 37.9 million in operating lease payments and contingent liabilities of SEK 0.5 million (see Note 16 of Notes to Financial Statements).

     See also Item 11 "Quantitative and Qualitative Disclosures about Market Risk" and Note 23 of Notes to Financial Statements - Hedge on Social Security Costs of Stock Options.

     These off-balance sheet arrangements could have been financed by Biacore's liquid funds and are of limited importance to Biacore.

IMPORTANT ACCOUNTING POLICIES AND NEW ACCOUNTING STANDARDS

     The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. See Note 1 of Notes to Financial Statements for a presentation of the most important of the Company's accounting policies.

     Those accounting policies and issues that Biacore believes involve the largest uncertainties in, and therefore also risks to, the presentation of the position and performance of the Company relate to research and development, impairment of intangible assets, incentive stock options and deferred tax assets.

     The allocation of research and development expenses between product development expenses to be capitalized and amortized, and product development expenses to be charged to income, involves highly judgmental issues such as estimated future sales and the certainty of such estimates. The same applies to already capitalized product development.

     If there is indication of an impairment of an intangible asset or a property, plant or equipment, then the recoverable cost of the asset is calculated. If the recoverable cost is less than the carrying amount of the asset, a write-down to the recoverable amount is recorded. Biacore has goodwill relating to its Japanese sales operation and capitalized acquisition cost related to fluorescent cell-based assay technology. The estimated fair values of these assets have been regularly calculated by applying the discounted cash flow method to the forecasted future performance of these businesses. The last such calculations have indicated that the assets are not impaired. However, the analyses rely on forecasts of future sales and expenses which involve considerable uncertainty. At this early stage, Biacore has had no significant revenue from any product based on fluorescent cell-based assay technology.

     In Biacore's opinion, Swedish companies are currently not required to charge incentive stock options to income. Accordingly, Biacore has not charged incentive stock options to income. However, in the future, Biacore may charge incentive stock options to income as remuneration.

     The Japanese entity Biacore KK has made significant losses. At December 31, 2002, the accumulated tax loss carryforward was approximately SEK 40.0 million and it expires over the five-year period between 2003 and 2007. Based on a forecast of the future performance of Biacore KK, Biacore has calculated a deferred tax asset as required by generally accepted accounting principles and made a valuation allowance for the portion that is not expected to be utilized (see Note 4 of Notes to Financial Statements). The calculation of the valuation allowance relies on forecasts of future sales and expenses which involve considerable uncertainty.

     Several new accounting standards based on International Financial Reporting Standards from the International Accounting Standards Board have recently been adopted by the Swedish Financial Accounting Standards Council. Those new standards are not expected to have any material effect on Biacore's reported financial position or results of operations during 2003. The Swedish Financial Accounting Standards Council's statement No. 29 Employee Benefits is effective for financial years beginning January 1, 2004 or later. Biacore does not expect the impact of the adoption of this accounting standard to be material to its income statement or balance sheet, but will further assess its impact at a later date. See also Note 1 of Notes to Financial Statements.

     See Note 23 of Notes to Financial Statements regarding generally accepted accounting principles in the United States, including recently announced changes to United States accounting and disclosure requirements.

B. LIQUIDITY AND CAPITAL RESOURCES

     Biacore's balance of liquid funds was SEK 220.8 million at December 31, 2001 and SEK 351.6 million at December 31, 2002. Of liquid funds,
SEK 90.9 million at December 31, 2001 and SEK 182.8 million at December 31, 2002 consisted of cash and cash equivalents as defined under U.S. GAAP. See Note 23 of Notes to Financial Statements for a further discussion of cash and cash equivalents according to U.S. GAAP.

     For a description of Biacore's liquid funds and related treasury policies, see Notes 12, 18 and 19 of Notes to Financial Statements.

 At December 31, 2002, Biacore had only SEK 4.3 million in financial debt, and no other interest-bearing debt or borrowing commitments from external sources. There is currently no significant seasonality in borrowing requirements. The current financial debt is related to regional development support received in Switzerland.

     Net cash provided by operating activities has been between SEK 18 million and SEK 164 million over the past three years, with variations mainly being due to the timing of sales and payments of sales and expenses around year-ends, and changes in income before write-downs.

     Transactions and balances with Pfizer (Pharmacia) are specified in Note 2 of Notes to Financial Statements.

     Net cash used in investing activities were SEK 64.3 million in 2000, SEK 65.3 million in 2001 and SEK 37.1 million in 2002. Investments in intangible assets amounted to SEK 0 million, SEK 57.5 million and SEK 7.0 million in 2000, 2001 and 2002, respectively. Of the amount in 2001, USD 5 million (SEK 53.6 million) related to the acquisition of a license from Axiom Biotechnologies Inc. ("Axiom") and the amount in 2002 mainly related to capitalized research and development (see Notes 1 and 5 of Notes to Financial Statements).

     There was no investment in property in 2000. In 2001, SEK 8.6 million was invested in further offices in Uppsala. In 2002, SEK 16.7 million was invested in buildings, mainly a storage and logistics unit in Uppsala. Purchases of machinery and equipment were SEK 14.2 million in 2000, SEK 31.4 million in 2001 and SEK 15.1 million in 2002. The increase in purchases of machinery and equipment in 2001 was due to Biacore's expansion and capital expenditure on buildings. In 2000, investments also included SEK 0.8 million in payments for the acquisition of the Japanese sales operation. In 2000, Biacore invested
SEK 50.8 million in a number of technology ventures related to Biacore's business. These investments included SEK 36.7 million in shares in Axiom, a further SEK 10.2 million in shares in Bioreason Inc. and SEK 3.9 million in a convertible loan to XenoSense Ltd. In 2001, there was no purchase of long-term investments. USD 3 million was received in 2001 for the sale of 1,000,000 shares in Axiom to Axiom. The two transactions with Axiom in 2001 referred to in this subsection were negotiated simultaneously and the payments of USD 5 million to Axiom and USD 3 million from Axiom were netted. The acquisition and consolidation of XenoSense is described in Note 21 of Notes to Financial Statements, and led to SEK 1.6 million in higher liquid funds in the Biacore Group balance sheet in 2002. Due to the classification of marketable securities with more than 3 months until maturity at the day of acquisition as investing activities under U.S. GAAP, net cash used in investing activities was SEK 70.9 million lower in 2000, SEK 1.6 million higher in 2001 and SEK 33.9 million higher in 2002 under U.S. GAAP as compared with Swedish GAAP. See also Note 23 of Notes to Financial Statements.

     Net cash provided by (used in) financing activities was SEK -7.9 million in 2000, SEK 0.0 million in 2001 and SEK 4.2 million in 2002. The items relate to a temporary interest-bearing loan in a subsidiary and regional development support.

     Biacore has a tax loss carry-forward in Japan amounting to approximately SEK 40.0 million (see Note 4 of Notes to Financial Statements).

     There have not been, are not currently and are not within the foreseeable future expected to be any or only limited restrictions on the ability of subsidiaries to transfer funds to the parent company in the form of cash dividends, loans or advances.

     Biacore's use of financial instruments for hedging purposes is described in
Item 11 "Quantitative and Qualitative Disclosures About Market Risk."

     At December 31, 2002, there was no material commitment for capital expenditure.

     The working capital of Biacore is sufficient for its present requirements. However, Biacore may make further significant investments, e.g. in connection with potential acquisitions in new market areas, the development and acquisition of complementary technology and intellectual property, expansion of facilities in Uppsala or elsewhere, and the development of its sales infrastructure both organically and through the acquisition of direct control over distribution in certain geographic markets. To the extent that its existing financial resources are deemed to be insufficient to meet Biacore's capital needs, Biacore intends to seek additional debt and/or equity financing to capitalize on these opportunities.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC

     Although Biacore has a number of research and development collaborations with other entities, virtually all research and development expenses relate to company-sponsored activities. Total research and development expenses for each of the years in the three-year period ending December 31, 2002 are stated in the Income Statement in the Financial Statements. In addition, SEK 5.0 million of research and development was recorded as capitalized product development in the balance sheet in 2002. For a description of Biacore's research and development activities, see Item 4B "Business Overview", Item 5A "Operating Results" and Notes 1 and 5 of Notes to Financial Statements. See also Item 3D "Risk Factors."

D. TREND INFORMATION

     See Item 5A "Operating Results", Item 5B "Liquidity and Capital Resources" and Note 22 of Notes to Financial Statements.


ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

DIRECTORS

     Biacore currently has the following directors:

     Lars-Goran Andren. Born 1943, Non-Executive Chairman of the Board since January 2002. Executive Chairman and Chief Executive Officer between 2000 and 2001. Director, President and CEO between 1992 and 2000. Formerly Group Vice President, Corporate Development, at Kabi Pharmacia AB. Director of Medivir AB. M.Sc. Chem. Eng., Chalmers University of Technology, Gothenburg, Sweden.

     Donald R. Parfet. Born 1952. Deputy Chairman of the Board since 2000. Chairman of the Board between 1996 and 2000. Executive President Apjohn Group LLC. Director of Bronson Health Care Group, Kalamazoo College, MPI Research Inc., SenseGene Therapeutics Inc. and W.E. Upjohn Institute. Former Senior Vice President, Associated Businesses of Pharmacia. MBA, University of Michigan, United States.

     Gordon Edge. Born 1937. Director since 1993, Chairman and founder of the Generics Group AG, a U.K. listed technology consulting, business development and investment firm. Trustee, Treasurer and Council Member of the Royal Society of Arts and Sciences. Chairman of Cambridge University-MIT Advisory Board. Associate Professor at the University of Bath, United Kingdom. Advisory Board member of EPFL, Lausanne, and the Entrepreneurship Center, University of Pennsylvania. Director of Applied NanoSystems BV, ETeCH AG and Quantum Beam Ltd. D.Tech., MIEE., C.Eng., CBE, Member of IVA.

     Tom Erixon. Born 1960. Director since 1999. Group Vice President of Corporate Business Development and IT at Sandvik AB. Director of Seco Tools AB. Between 1988 and 2001 active within the Boston Consulting Group and Managing Partner in Denmark between 1998 and 2001. Master of Laws, Lund University, Sweden and MBA from IESE, Barcelona, Spain.

     Ulf Jonsson. Born 1953. Chief Executive Officer since January 2002. Director and President since 2000. Executive Vice President and Chief Scientific Officer between 1998 and 2000. Former Head of Project Management and Marketing Director at Pharmacia Biotech. Ph.D. in Applied Physics and M.Sc. in Physics and Electronics at Linkoping University, Sweden.

     Magnus Lundberg. Born 1956. Director since 2002. Executive President of Pharmacia Diagnostics. Chairman of the Board of Allergon AB. Director of Aerocrine AB, Onyx Inc., Sweden Biotechnology Industry Organization and Uppsvenska Handelskammaren. Former Vice President of Chiron Corp. Active within the Pharmacia group between 1981 and 1996. M.Sc. in biochemistry and biology, Abo Akademi, Finland.

     Mats Pettersson. Born 1945. Director since 2000. Chief Executive Officer of Biovitrum from 2001. Director of Lundbeck A/S and Sweden Biotechnology Industry Organization. Former Senior Vice President, Mergers & Acquisitions of Pharmacia Corporation. Active within the Pharmacia Group between 1976 and 2001. MBA, Gothenburg School of Economics, Sweden.

     Marc Van Regenmortel. Born 1934. Director since 1995. Chairman of the International Committee on Taxonomy of Viruses. Director of Entomed Ltd., Kalmar Biotechnology and Pepscan Ltd. Emeritus director at the Biotechnology School of the University of Strasbourg, France. Former Secretary General of the International Union of Microbiological Societies. Ph.D., University of Cape Town, South Africa.

     Anna Hansson. Born 1964. Director (employee representative) since 2000. B.Sc. in Organic Chemistry, Uppsala University, Sweden. Employed since 1987.

     Markku Hamalainen. Born 1958. Director (employee representative) since 2000. Ph.D. in Chemometrics, Agricultural University of Sweden. Employed since 1993.

     Eva-Lotta Hedstrom. Born 1960. Deputy Director (employee representative) from May 2002.

     Hans Sjobom. Born 1968. Deputy Director (employee representative) since
2000.

     George Van der Veer. Born 1948. Deputy Director (employee representative) to May 2002.

SENIOR MANAGEMENT

     The Executive Management Group of Biacore currently consists of:

     Ulf Jonsson, Born 1953. Chief Executive Officer since 2002 and President since 2000. See also Item 6A "Directors and Senior Management - Directors."

     Lars-Olov Forslund, born 1952. Executive Vice President and Chief Financial Officer since 1997. Former CFO at the Nordic steel group Fundia AB. MBA, Uppsala University, Sweden.

     Anders Svenberg. Born 1956. Executive Vice President and Head of Human Resources since 2000. Former Vice President of Human Resources at Pharmacia & Upjohn, Sweden. Master of Laws, Stockholm University, Sweden.

B. COMPENSATION

     Non-executive board members do not receive stock options or other compensation, except for the board fee and normal remuneration to employee representatives. Senior management participate in stock option plans subject to limitations decided by shareholders' meetings and applied by the board of directors of Biacore.

     Non-executive board members, except for employee representatives, do not participate in any bonus plan. Senior management do participate in bonus plans. Bonuses are calculated as a proportion of base salaries and depend on group business performance and achievement of individual objectives.

     See also Note 20 of Notes to Financial Statements, where information on compensation reflects compensation accrued.

C. BOARD PRACTICES

     Directors are elected for a period until the next Annual General Meeting of shareholders. Any Extra General Meeting of shareholders may, effective immediately, end the term of or elect new directors. Apart from notice periods and severance payments disclosed in Note 20 of Notes to Financial Statements, there are no terms of office for senior management. The period during which Directors and senior managers have served is disclosed in Item 6A "Directors and Senior Management."

     Employee representatives have normal termination and pension benefits. Among other directors, only two, the former Executive Chairman of the Board, and the current President and Chief Executive Officer, have service contracts with Biacore providing for benefits upon termination of employment, see Note 20 of Notes to Financial Statements.

     As permitted by Swedish and Unites States laws and regulations and the Company's agreement with the Nasdaq Stock Market, the Company has no audit committee as defined by United States laws and regulations. Similar duties are handled by the company's shareholders' meetings and Board of Directors. Biacore has had no compensation committee before 2003 (see Note 20 of Notes to Financial Statements). Corresponding functions were handled by the Shareholders' Meetings and the Board of Directors of Biacore. The current members of the compensation committee are Lars-Goran Andren, Gordon Edge and Tom Erixon.

D. EMPLOYEES

     At year-end 2002, Biacore had 325 permanent employees, an increase of 37 people from 2001.

     The following table shows the number of employees at year-end broken down by main category of activity:

Function                        2002  2001  2000

Production                        41    37    27
Marketing                        143   128   110
Management                        32    30    22
Research and development         109    93    69
Number of employees at year end  325   288   228

     The number of employees has continued to grow, notably in the research and development and marketing areas. The increase in the number of employees in research and development is partly related to the SPR array project. Biacore's marketing function has been expanded in all regions, notably in the United States.

     The sophistication of Biacore's products and the advanced research and development activities conducted place high demands on Biacore to recruit and retain highly educated and competent employees. Of the 325 Biacore employees at year-end 2002, 40 held a Ph.D. degree. A further 145 held a bachelor's or higher degree, and 68 had other forms of tertiary education. These highly skilled people are from a large number of disciplines, bringing to Biacore the broad base of knowledge that is needed to develop, produce and market Biacore(r) systems and other products and services. Biacore's research and development team encompasses people highly skilled in biology, chemistry, physics, mechanics, electronics and software programming.

     Biacore believes that its labor relations are good.

     See also Item 3D "Risk Factors - Key Personnel," Item 3D "Risk Factors - Ability to Attract and Retain Skilled Staff," Item 4B "Business Overview" and
Note 20 of Notes to Financial Statements.

E. SHARE OWNERSHIP

     The ownership of shares in Biacore at December 31, 2002 among the Directors of the Board and other members of senior management is presented in the table below.

Name                  Function                      Shares (1)  Options

Lars-Goran Andren     Chairman of the Board              2,281   47,000
Donald R. Parfet      Deputy Chairman of the Board      24,500        -
Gordon Edge           Director                               -        -
Tom Erixon            Director                               -        -
Ulf Jonsson           Director, Chief Executive Officer
                      and President                      1,100   33,000
Magnus Lundberg       Director from May 2002                 -        -
Mats Pettersson       Director                             100        -
Marc Van Regenmortel  Director                             400        -
Anna Hansson          Director (employee representative)     -    1,500
Markku Hamalainen     Director (employee representative)   281    3,000
Eva-Lotta Hedstrom    Deputy Director from May 2002
                      (employee representative)              -      500
Hans Sjobom           Deputy Director (employee
                      representative)                       46    2,750
George Van der Veer   Deputy Director to May 2002
                      (employee representative)            N/a      N/a
Lars-Olov Forslund    Executive Vice President and
                      Chief Financial Officer                -   20,000
Anders Svenberg       Executive Vice President and
                      Head of Human Resources                -   20,000

(1) Each of these holdings represents less than 1% of the total number of shares.

     Certain other information on stock options granted to employees is presented in Note 20 of Notes to Financial Statements.


ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

     The following table sets forth, as at December 31, 2002, the total number of Ordinary Shares owned by each shareholder whose ownership of Ordinary Shares exceeds 5% of the ordinary shares issued and outstanding on such date.

Title of class    Identity of person or group   Amount owned   Percent of class

Ordinary Shares   Pharmacia AB (Pfizer)            4,000,000              41.0%

     Excluding changes in shareholdings in Biacore below the 5% level, and based mainly on statistics of shareholdings in Biacore at December 31, 1999, 2000, 2001 and 2002, Biacore knows of no significant change in the ownership of Biacore during the three-year period between 2000 and 2002 or after December 31, 2002, apart from the merger between Pfizer Inc. and Pharmacia Corporation (Parent company of Pharmacia AB) on April 16, 2003.

     All shares carry equal voting rights.

     According to records available or partly available to Biacore, at December 31, 2002, approximately 3% of the holders of Ordinary Shares, including the Ordinary Shares represented by American Depositary Shares, holding approximately 8% of the total number of Ordinary Shares, were registered in names with addresses in the United States.

     To the extent known to Biacore, no entity or natural person owns a majority of or controls Biacore.

B. RELATED PARTY TRANSACTIONS

     See Item 3D "Risk Factors," 4B "Business Overview - Geographical Markets and Marketing Organization" and Notes 2 and 20 of Notes to Financial Statements.

C. INTERESTS OF EXPERTS AND COUNSEL

     Not applicable.


ITEM 8. FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

     See also the Financial Statements.

EXPORTS

     Total export sales from Sweden in 2002 was SEK 423.3 million. See also
Note 17 of Notes to Financial Statements.

LEGAL OR ARBITRATION PROCEEDINGS

     For a description of a legal proceeding brought by Biacore against Thermo BioAnalysis Corp. for patent infringement, see Item 5A "Operating Results - Year Ended December 31, 2002 Compared with 2001 - Other Operating Income."

     Biacore is not a party to, and is not aware of, any significant current, pending or contemplated legal or arbitration proceeding involving any material claim against it.

DIVIDENDS

     According to the Swedish Companies Act, dividends are decided by the General Meetings of shareholders, and Biacore has no predetermined policy on dividend distributions.

     Before 2003, Biacore International AB never declared or paid any dividend. For the financial year 2002, the Board of Directors of Biacore stated that "Reflecting Biacore's continued strong cash flow, the Board will recommend to the Annual General Meeting that the Company begins to pay dividends to its shareholders. For the financial year 2002 the Board will recommend a dividend payment of SEK 3.00 per share." The Annual General Meeting held on May 8, 2003 decided in accordance with the recommendation of the Board of Directors and the dividend was paid on May 16, 2003.

B. SIGNIFICANT CHANGES

     See Note 22 of Notes to Financial Statements.


ITEM 9. THE [OFFER AND] LISTING

A. [OFFER AND] LISTING DETAILS

     The Ordinary Shares are listed for trading in the form of American Depositary Shares on Nasdaq National Market and in the form of Ordinary Shares on the Attract 40 section of the O-list of the Stockholm Stock Exchange. The principal trading market for the Ordinary Shares is the Stockholm Stock Exchange. Biacore shares were traded on 248 of the 250 trading days on the Stockholm Stock Exchange, and on 197 of 253 trading days on Nasdaq. The combined turnover rate was 156%, 46% and 41% for the years ending December 31, 2000, 2001 and 2002, respectively. Average volumes per trading day and trading market are presented in the following table.

Average daily volume      Year ended December 31
                            2002    2001    2000

Stockholm Stock Exchange  13,600  16,500  55,900
Nasdaq National Market     2,300   1,400   4,600

     The following are yearly, quarterly and monthly high, low and last paid sales prices of the American Depositary Shares on Nasdaq and the Ordinary Shares on the Stockholm Stock Exchange.

                  Nasdaq (USD)              Stockholm Stock Exchange (SEK)
         High (1)    Low (1) Period end       High        Low Period end

1998        11.75       5.25      10.50       91.0       40.0       85.0
1999        11.88       7.25       9.75       96.5       59.0       78.0
2000        45.34       9.00      45.34      460.0       71.0      430.0
2001        43.00      19.00      32.00      435.0      191.0      340.0
2002        32.75      11.95      22.40      340.0      113.0      184.0

2001Q1      43.00      28.00      28.00      425.0      295.0      310.0
2001Q2      42.00      28.00      35.31      435.0      290.0      405.0
2001Q3      39.00      19.00      23.25      425.0      191.0      245.0
2001Q4      32.25      21.00      32.00      343.0      215.0      340.0
2002Q1      32.75      22.05      23.71      340.0      232.0      255.0
2002Q2      27.80      22.40      27.12      285.0      218.0      254.5
2002Q3      28.04      11.95      11.95      256.0      113.0      119.5
2002Q4      24.74      11.95      22.40      229.5      115.5      184.0
2003Q1      23.00      19.01      21.20      198.0      156.0      167.5

2002, Dec.  22.75      21.50      22.40      206.0      174.5      184.0
2003, Jan.  23.00      20.99      21.30      198.0      175.0      180.0
2003, Feb.  22.01      19.49      19.49      187.0      156.0      166.0
2003, Mar.  21.20      19.01      21.20      174.5      163.0      167.5
2003, Apr.  24.03      19.50      24.03      199.0      160.0      196.0
2003, May   24.92      19.65      22.69      200.0      142.0      180.0

(1)  Based on the last share price paid each day.

B. PLAN OF DISTRIBUTION

     Not applicable.

C. MARKETS

     See Item 9A "[Offer and] Listing Details."

D. SELLING SHAREHOLDERS

     Not applicable.

E. DILUTION

     Not applicable.

F. EXPENSES OF THE ISSUE

     Not applicable.


ITEM 10. ADDITIONAL INFORMATION

A. SHARE CAPITAL

     Not applicable.

B. MEMORANDUM AND ARTICLES OF ASSOCIATION

     There are currently no limitations, either under the laws of Sweden or in the articles of association of Biacore, on the rights of non-residents to hold or vote Ordinary Shares. See also "Dividends and Dividend Policy" and "Description of Ordinary Shares" in Form F-1 dated November 6, 1996, as amended, and Appendix to Form 20-F for the financial year ended December 31, 1999.

C. MATERIAL CONTRACTS

     During the two years immediately preceding filing of this document, Biacore has been a party to one contract which management believes is material and which has not been entered in the ordinary course of business or disclosed in Notes 20 or 22 of Notes to Financial Statements. That contract was dated March 14, 1997, was filed as an exhibit to Biacore's 1996 Form 20-F and concerns the acquisition of the Japanese sales operation from Pfizer (Pharmacia), see Note 5 of Notes to Financial Statements. The parties to the contract were Biacore AB, Biacore KK and Amersham Biosciences KK.

D. EXCHANGE CONTROLS

	There are currently no Swedish foreign exchange control restrictions on the conduct of Biacore's operations or affecting the remittance of dividends on unrestricted shareholders' equity.

E. TAXATION

General

     The following is a summary of certain United States federal income and Swedish tax consequences of the ownership of Ordinary Shares or ADSs by an investor that holds such Ordinary Shares or ADSs as capital assets for tax purposes. This summary does not purport to address all material tax consequences of the ownership of Ordinary Shares or ADSs, and does not take into account the specific circumstances of particular investors (such as tax-exempt entities, certain insurance companies, dealers in securities or currencies, traders in securities that elect to mark to market, investors liable for alternative minimum tax, investors that actually or constructively own 10% or more of the voting stock of Biacore, investors that hold Ordinary Shares or ADSs as part of a straddle or a hedging or conversion transaction or investors whose functional currency is not the U.S. dollar), some of which may be subject to special rules. This summary is based on the tax laws of the United States (including the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations thereunder, published rulings and court decisions) and the laws of Sweden all as currently in effect, as well as on the Convention between the United States and Sweden with respect to Taxes on Income (the "Income Tax Treaty") and the Convention between the United States and Sweden with respect to Taxes on Estate Inheritances and Gifts (the "Estate Tax Treaty"). These laws are subject to change, possibly on a retroactive basis. In addition, the summary is based in part upon the representations of the Depositary and the assumption that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms.

     For purposes of this discussion, a "U.S. Holder" is any beneficial owner of Ordinary Shares or ADSs that is (1) a citizen or resident of the United States,
(2) a domestic corporation, (3) an estate the income of which is subject to United States federal income tax without regard to its source or (4) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust.

     The discussion does not address any aspects of United States taxation other than federal income taxation or any aspects of Swedish taxation other than income tax, capital tax and gift and inheritance taxation. Prospective investors are urged to consult their tax advisors regarding the United States federal, state and local and Swedish and other tax consequences of owning and disposing of Ordinary Shares and ADSs. In particular, prospective investors are urged to consult with their tax advisors whether they are eligible for the benefits of the Income Tax Treaty and Estate Tax Treaty.

     In general, and taking into account the earlier assumptions, for United States federal income and Swedish tax purposes, holders of ADRs evidencing ADSs will be treated as the owners of the Ordinary Shares represented by those ADSs, and exchanges of Ordinary Shares for ADSs, and ADSs for Ordinary Shares, will not be subject to United States federal income or to Swedish tax.

Taxation of Dividends

Swedish Taxation

     In general, under Swedish tax law, dividends paid by a Swedish corporation such as Biacore to non-residents of Sweden are subject to Swedish withholding tax at a rate of 30%. Pursuant to the Income Tax Treaty, however, dividends paid by Biacore to a U.S. Holder will generally be subject to Swedish withholding tax at a reduced rate of 15%, provided that the U.S. Holder is not a resident of Sweden and does not have a permanent establishment or a fixed base in Sweden. U.S Holders of ADSs or Ordinary Shares may be required to provide documentary evidence that such holder is entitled to the reduced 15% withholding tax rate under the Income Tax Treaty. The Depositary or the Custodian will, to the extent practicable, facilitate all administrative actions necessary to obtain the reduced 15% withholding tax rate at source or obtain refunds of Swedish withholding taxes for U.S. Holders of ADSs. The Securities Register Center (VPC) generally deducts withholding tax on dividends. If the Ordinary Shares are registered with a nominee, the nominee is under a duty to deduct the withholding tax.

United States Federal Income Taxation

     Under the United States federal income tax laws, and subject to the passive foreign investment company ("PFIC") rules discussed below, the gross amount of any dividend paid to a U.S. Holder (before reduction for Swedish withholding taxes) by Biacore out of its current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal income taxation. Dividends paid to a noncorporate U.S. Holder after December 31, 2002 and before January 1, 2009 that constitute qualified dividend income will be taxable to the holder at a maximum tax rate of 15% provided that the Ordinary Shares or ADSs are held for more than 60 days during the 120 day period beginning 60 days before the ex-dividend date and the holder meets other holding period requirements. Dividends paid with respect to the Ordinary Shares or ADSs will be qualified dividend income. The dividend is taxable to the U.S. Holder when it is actually or constructively received by the U.S. Holder, in the case of Ordinary Shares, or by the Depositary, in the case of ADSs. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution includible in income of a U.S. Holder will be the U.S. dollar value of the krona payments made, determined at the spot krona/U.S. dollar rate on the date such dividend distribution is includible in the income of the U.S. Holder, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is includible in income to the date such payment is converted into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. Such gain or loss generally will be income from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a return of capital to the extent of the U.S. Holder's basis in the Ordinary Shares or ADSs and thereafter as capital gain.

     Subject to certain limitations, the Swedish tax withheld in accordance with the Income Tax Treaty and paid over to Sweden will be creditable against the U.S. Holder's United States federal income tax liability. To the extent a refund of the tax withheld is available to a U.S. Holder under the laws of Sweden or under the Income Tax Treaty, the amount of tax withheld that is refundable will not be eligible for credit against the U.S. Holder's United States federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% tax rate.

     For foreign tax credit limitation purposes, the dividend will be income from sources without the United States, but generally will be "passive income" (or, in the case of certain holders, "financial services income") which is treated separately from other types of income for purposes of computing the foreign tax credit available to the U.S. Holder. In addition, special rules will apply in determining the foreign tax credit limitation with respect to dividends.

Taxation of Capital Gains

Swedish Taxation

     In general, under the Income Tax Treaty, a U.S. Holder will not be subject to Swedish tax on any gains derived from the sale or other disposition of ADSs or Ordinary Shares, provided that the U.S. Holder is not a resident of Sweden and does not have a permanent establishment or a fixed base in Sweden. Special rules may, however, apply to persons whom were residents of Sweden within the ten year period immediately preceding such sale or other disposition.

United States Federal Income Taxation

     Subject to the PFIC rules discussed below, upon a sale or other disposition of Ordinary Shares or ADSs, a U.S. Holder will recognize gain or loss for United States federal income tax purposes in an amount equal to the difference between the U.S. dollar value of the amount realized and the U.S. Holder's tax basis (determined in U.S. dollars) in such Ordinary Shares or ADSs. Capital gain of a noncorporate U.S. Holder that is recognized on or after May 6, 2003 and before January 1, 2009 is generally taxed at a maximum rate of 15% where the property is held for more than one year. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes.

PFIC rules

     Biacore believes that Ordinary Shares and ADSs should not be treated as stock of a PFIC for United States federal income tax purposes, but this conclusion is a factual determination made annually and thus may be subject to change. If Biacore were to be treated as a PFIC, unless a U.S. Holder elects to be taxed annually on a mark-to-market basis with respect to the Ordinary Shares or ADSs, gain realized on the sale or other disposition of Ordinary Shares or ADSs would in general not be treated as capital gain, and a U.S. Holder would be treated as if such holder had realized such gain and certain "excess distributions" ratably over the holder's holding period for the Ordinary Shares or ADSs and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. In addition, dividends received from Biacore will not be eligible for the special tax rates applicable to qualified dividend income if Biacore is a PFIC either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income.

Transfer and Capital Taxes

     Currently there are no Swedish transfer or similar taxes imposed on sales of shares.

     Sweden imposes an annual capital tax (net wealth tax) on individuals resident in Sweden. A U.S. Holder may be regarded as a tax resident of Sweden, and will in such case have to pay capital tax on his net wealth, including ADSs or Ordinary Shares. The Income Tax Treaty will in many cases exempt the U.S. Holder from the capital tax if the U.S. Holder is a resident of the United States in accordance with article 4 of the Income Tax Treaty.

Swedish Gift and Inheritance Taxes

     A transfer of an Ordinary Share or an ADS by gift or by reason of the death of the owner may be subject to Swedish gift or inheritance tax, respectively, with the applicable progressive rates varying from 10% to 30% of the taxable amount (determined after certain deductions), depending on the relationship of the donee or beneficiary to the donor or decedent. Transfers of Ordinary Shares or ADSs would be subject to Swedish inheritance tax if (1) the decedent was resident in Sweden at the time of death, (2) the decedent had his habitual place of abode in Sweden at the time of death, (3) the decedent was a Swedish citizen or (4) if the decedent was married to a Swedish citizen and had emigrated from Sweden within 10 years prior to the death. Transfers of Ordinary Shares or ADSs would be subject to gift tax if (1) the donor is resident in Sweden when the gift is made, (2) the donor has his habitual place of abode in Sweden when the gift is made, (3) the donor is a Swedish citizen, (4) the donor is married to a Swedish citizen and had emigrated from Sweden within 10 years prior to when the gift is made, (5) the donee is a Swedish citizen or (6) either the donor or the donee is a Swedish legal entity.

     Under the Estate Tax Treaty, the transfer of an ADS or an Ordinary Share by an individual U.S. Holder, by gift or by reason of the death of such holder, will not be subject to Swedish gift or inheritance tax, provided that the U.S. Holder is not a resident of Sweden and the ADS or Ordinary Share does not form part of the business property of a permanent establishment in Sweden or pertain to a fixed base in Sweden used for the performance of independent personal services. In cases where such a transfer is subject to both Swedish inheritance or gift tax and U.S. estate or gift tax, an amount equal to the tax paid to Sweden will be credited against the U.S. tax.

Responsibility for Withholding of Tax

     Biacore does not assume responsibility for withholding of tax. Swedish Regulations concerning withholding tax are generally applied by Swedish paying agents.

F. DIVIDENDS AND PAYING AGENTS

     Not applicable.

G. STATEMENTS BY EXPERTS

     Not applicable.

H. DOCUMENTS ON DISPLAY

     Documents referred to on this Form 20-F may be inspected at Biacore's office at Rapsgatan 7, Uppsala, Sweden. It is also possible to read and copy documents referred to in this annual report on Form 20-F that have been filed with the SEC at the SEC's public reference room located at 450 Fifth Street, NW, Washington, D.C. 20549, United States. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges. In addition, all of Biacore's filings and submissions filed or furnished to the SEC on or after November 4, 2002, are available on the SEC's website at www.sec.gov.

I. SUBSIDIARY INFORMATION

     Not applicable.


ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

A. FOREIGN CURRENCY RISK

     Approximately 97%, 99% and 97% of Biacore's sales in 2000, 2001 and 2002, respectively, were derived from customers located outside Sweden and were generally denominated in currencies other than the Swedish krona, including the U.S. dollar, the Japanese yen, the British pound and the euro. Selling operations are conducted through Biacore's own marketing branches in Europe, New Zealand and Australia; subsidiaries in the United States and Japan; and distributors in certain other countries. Production and research and development are mainly carried out in Sweden. Biacore International SA in Switzerland acts as Biacore's head office and commercial center.

     Because of the proportion of international activity, Biacore's income is exposed to exchange rate fluctuations. Risks of two kinds arise as a result: a transaction risk, that is, the risk that currency fluctuations will have a negative effect on the value of Biacore's cash flows in various currencies; and a translation risk, that is, the risk of adverse currency fluctuations in the translation of foreign operations and foreign assets and liabilities into Swedish kronor for Biacore's financial statements. Because of Biacore's operations in Sweden, Biacore has larger expenses than revenues denominated in Swedish kronor. Similarly, Biacore has more foreign currency denominated assets than liabilities. As a result, depreciation of the Swedish krona would tend to improve Biacore's operating income margins while appreciation of the Swedish krona would have the opposite effect. The expense for purchases of production inputs from outside Sweden is small. See also Item 3A "Selected Financial
Data - Exchange Rates."

     The primary market risk exposure of Biacore is the exchange of foreign sales revenues from the United States, Japan and the euro region to Swedish kronor.

     Biacore's net income is also subject to currency gains and losses on certain intercompany receivables and liabilities. Such currency exposure is mainly concentrated to its commercial center i Switzerland, and changes in the currency exchange rates between the Swiss franc and other currencies may materially affect Biacore's net income.

     It is not possible to hedge against all currency risks to which Biacore is exposed, and fluctuations between local currencies and the Swedish krona may have an adverse effect on Biacore's financial condition and results of operations.

     In the normal course of business, Biacore seeks to mitigate transaction risk by entering from time to time into forward exchange contracts through which Biacore, in exchange for Swedish kronor, sells forward the major foreign currencies forecast to be received by it in connection with sales outside of Sweden. Biacore has not historically hedged against currency translation risk and does not currently intend to do so in the future.

     The only derivative financial instruments Biacore uses are forward foreign exchange contracts, which are mainly used to hedge currency risk in sales. For a description of insurance contracts against social security costs on stock options accounted for as a derivative instrument under U.S. GAAP, see Notes 19 and 23 of Notes to Financial Statements.

     Biacore does not engage in or sell forward contracts for trading purposes.

     The following table specifies the forward foreign exchange contracts entered by Biacore.

                                   As of December 31
        2002     2002   2002      2001     2001   2001      2000     2000   2000
000's   Con-     Con-  Esti-      Con-     Con-  Esti-      Con-     Con-  Esti-
    tractual tractual  mated  tractual tractual  mated  tractual tractual  mated
     amount,  amount,   fair   amount,  amount,   fair   amount,  amount,   fair
       local      SEK value,     local      SEK value,     local      SEK value,
    currency             SEK  currency             SEK  currency             SEK

USD   11,579  112,383  9,134     5,766   61,474   -357     3,424   31,826   -493
JPY  521,000   40,914  2,130   721,000   61,914  2,588   644,000   58,435  4,437
Other    N/a   18,373     82       N/a   14,048   -112       N/a    8,467   -353
Total    N/a  171,670 11,346       N/a  137,436  2,119       N/a   98,728  3,591

     Sweden is not among those countries whose currencies since January 1, 1999 make up the euro, the main currency of the European Union.


ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.


PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     None.


ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     None.


ITEM 15. CONTROLS AND PROCEDURES

     Under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, the Company has evaluated the effectiveness of the design and operation of its disclosure controls and procedures pursuant to Exchange Act
Rule 13a-14(c) within 90 days of the filing date of this annual report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that these disclosure controls and procedures are effective.

     In designing and evaluating our disclosure controls and procedures, our management, including the Chief Executive Officer and Chief Financial Officer, recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and our management necessarily was required to apply its judgement in evaluating the cost-benefit relationship of possible controls and procedures. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected.

     There were no significant changes in the Company's internal controls or in other factors that could significantly affect internal controls subsequent to the date of their most recent evaluation.


ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

     Not applicable.


ITEM 16B. CODE OF ETHICS

     Not applicable.


ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

     Not applicable.


ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

     Not applicable.


PART III

ITEM 17. FINANCIAL STATEMENTS

CONTENTS

Report of Independent Accountants
Consolidated Income Statements
Consolidated Balance Sheets
Consolidated Statements of Cash Flows
Notes to Financial Statements


REPORT OF INDEPENDENT ACCOUNTANTS

     To the Board of Directors and Shareholders of Biacore International AB:

     We have audited the accompanying consolidated balance sheets of Biacore International AB and Subsidiaries, collectively "Biacore," (as described in
Note 1), as of December 31, 2002, 2001 and 2000, respectively, and the related consolidated income statements and statements of cash flows for each of the three years in the period ended December 31, 2002, all expressed in Swedish kronor. These financial statements are the responsibility of Biacore's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform our audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Biacore at December 31, 2002, 2001 and 2000, and the results of its operations and cash flows for each of the three years in the period ended December 31, 2002, (on the basis described in Note 1), in conformity with accounting principles generally accepted in Sweden.

     Accounting principles generally accepted in Sweden vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected the determination of consolidated net income expressed in Swedish kronor for each of the three years in the period ended December 31, 2002 and the determination of consolidated shareholders' equity and consolidated financial position also expressed in Swedish kronor at December 31, 2002, 2001 and 2000 to the extent summarized in Note 23 to the consolidated financial statements.

Stockholm, Sweden
March 26, 2003


Goran Tidstrom                    Sten Hakansson
Authorized Public Accountant      Authorized Public Accountant
PricewaterhouseCoopers AB         PricewaterhouseCoopers AB


BIACORE
CONSOLIDATED INCOME STATEMENTS
(in thousands, except earnings per share)

                                               For the years ended December 31
                                              2002      2002      2001      2000
                                               USD       SEK       SEK       SEK

Sales                                       70,633   614,154   543,717   438,820
Cost of goods sold                         -11,608  -100,930   -99,800   -78,096
Gross profit                                59,025   513,224   443,917   360,724
Marketing                                  -22,981  -199,817  -188,696  -147,383
Administration                              -7,852   -68,271   -86,739   -60,827
Research and development                   -12,003  -104,370  -104,667   -72,760
Operating foreign currency gains and losses -1,914   -16,644     4,539     3,167
Other operating income                       2,413    20,982       742         9
Other operating expenses                        -1       -10         -         -
Amortization of goodwill                      -519    -4,515    -4,964    -4,956
Operating income                            16,168   140,579    64,132    77,974

Gain on sale of long-term investments            -         -     4,605         -
Write-downs of long-term investments        -3,296   -28,655         -         -
Interest income                              1,168    10,158     9,981     8,411
Interest expense                              -210    -1,833    -1,055    -1,054
Financial foreign currency gains and losses     -2       -16       199     1,326
Other financial income and expenses              -         -        -5         -
Financial items, net                        -2,340   -20,346    13,725     8,683
Income after financial items                13,828   120,233    77,857    86,657

Income taxes                                -4,611   -40,096   -27,588   -27,536
Minority interest                               71       623         -         -
Net income                                   9,288    80,760    50,269    59,121

Basic earnings per share                      0.95      8.28      5.16      6.06
Diluted earnings per share                    0.94      8.20      5.04      6.02
No. of shares, average, thousands            9,750     9,750     9,750     9,750
No. of shares, average, diluted, thousands   9,851     9,851     9,981     9,817


     Solely for the convenience of the reader, the 2002 financial statements have been translated into United States Dollars (USD) using the December 31, 2002 Noon Buying Rate of the Federal Reserve Bank of New York of
USD 1 = SEK 8.6950. Such translated amounts are unaudited.

     See accompanying notes to financial statements.


BIACORE
CONSOLIDATED BALANCE SHEETS
(in thousands)

                                                      As of December 31
                                              2002      2002      2001      2000
                                               USD       SEK       SEK       SEK
ASSETS
Long-term assets
Capitalized product development                583     5,070         -         -
Goodwill                                     1,977    17,190    23,589    28,969
Other intangible assets                      7,197    62,581    60,717     3,814
Intangible assets                            9,757    84,841    84,306    32,783

Buildings                                    9,113    79,240    59,662    53,025
Land and land improvements                     714     6,208     6,246     6,314
Machinery and equipment                      3,645    31,692    41,717    24,060
Property, plant and equipment               13,472   117,140   107,625    83,399

Long-term investments                          911     7,920    40,470    68,025
Long-term receivables                        3,183    27,672    28,681    22,800
Long-term financial assets                   4,094    35,592    69,151    90,825
Total long-term assets                      27,323   237,573   261,082   207,007

Current assets
Inventories                                  4,998    43,460    29,449    23,152

Accounts receivable                         17,974   156,280   179,096   125,507
Other receivables                            4,891    42,529    40,499    20,350
Receivables                                 22,865   198,809   219,595   145,857

Marketable securities                       31,448   273,443   184,838   196,688
Cash and bank                                8,988    78,146    35,970    71,065
Liquid funds                                40,436   351,589   220,808   267,753
Total current assets                        68,299   593,858   469,852   436,762
Total assets                                95,622   831,431   730,934   643,769


     Solely for the convenience of the reader, the 2002 financial statements have been translated into United States Dollars (USD) using the December 31, 2002 Noon Buying Rate of the Federal Reserve Bank of New York of
USD 1 = SEK 8.6950. Such translated amounts are unaudited.

     See accompanying notes to financial statements.


BIACORE
CONSOLIDATED BALANCE SHEETS
(in thousands)

                                                      As of December 31
                                              2002      2002      2001      2000
                                               USD       SEK       SEK       SEK
SHAREHOLDERS' EQUITY AND LIABILITIES
Shareholders' equity
Share capital                               11,213    97,500    97,500    97,500
Restricted reserves                         29,201   253,904   245,821   236,831
Restricted shareholders' equity             40,414   351,404   343,321   334,331

Unrestricted reserves                       23,291   202,506   175,645   100,679
Net income                                   9,288    80,760    50,269    59,121
Unrestricted shareholders' equity           32,579   283,266   225,914   159,800
Total shareholders' equity                  72,993   634,670   569,235   494,131

Minority interest                               98       853         -         -

Provisions
Provision for pensions                       3,835    33,347    27,750    24,171
Provision for long-term deferred taxes       5,571    48,436    34,799    28,113
Provision for short-term deferred taxes          -         -         -       530
Other provisions                               186     1,622     1,622     1,622
Total provisions                             9,592    83,405    64,171    54,436

Long-term liabilities
Long-term liabilities to
credit institutions, 1-5 years                 378     3,291         -         -

Current liabilities
Current liabilities to credit institutions     117     1,013         -         -
Accounts payable                             3,004    26,122    26,796    30,431
Income taxes payable                           146     1,270     1,865     5,440
Other liabilities                            9,294    80,807    68,867    59,331
Total current liabilities                   12,561   109,212    97,528    95,202
Total shareholders' equity and liabilities  95,622   831,431   730,934   643,769


Pledged assets and contingent liabilities
Pledged assets                                None      None      None      None
Contingent liabilities                          62       535     4,738     4,370


     Solely for the convenience of the reader, the 2002 financial statements have been translated into United States Dollars (USD) using the December 31, 2002 Noon Buying Rate of the Federal Reserve Bank of New York of
USD 1 = SEK 8.6950. Such translated amounts are unaudited.

     See accompanying notes to financial statements.


BIACORE
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

                                               For the years ended December 31
                                              2002      2002      2001      2000
                                               USD       SEK       SEK       SEK
Cash flows from operating activities
Net income                                   9,288    80,760    50,269    59,121
Less: Depreciation and amortization          2,731    23,743    20,511    19,408
Less: Gain on sale of long-term investments      -         -    -4,605         -
Less: Write-down of long-term investments    3,296    28,655         -         -
Less: Minority interest                        -72      -623         -         -
Decrease (increase) in long-term deferred
tax assets                                     193     1,680    -5,428    -6,640
Decrease (increase) in other long-term
receivables                                    -77      -671      -453      -409
Decrease (increase) in inventories          -1,678   -14,586    -4,478    -2,171
Decrease (increase) in accounts receivable   2,624    22,816   -53,589    -2,804
Decrease (increase) in income tax receivables -356 -3,096 -496 13,861 Decrease (increase) in current deferred tax
assets                                         155     1,350    -1,658      -265
Decrease (increase) in other receivables       -33      -284       165    -5,188
Increase (decrease) in provision for pensions 644 5,597 3,579 3,169 Increase (decrease) in provision for
long-term deferred taxes                     1,568    13,637     6,686     6,071
Increase (decrease) in provision for
short-term deferred taxes                        -         -      -530       530
Increase (decrease) in other provisions          -         -         -       122
Increase (decrease) in accounts payable        -78      -674    -3,635     9,751
Increase (decrease) in income taxes payable    -68      -595    -3,575   -15,856
Increase (decrease) in other liabilities     1,373    11,940     9,536    13,681
Other                                         -688    -5,986     6,086     5,905
Net cash flow from operating activities     18,822   163,663    18,385    98,286

Cash flows from investing activities
Acquisition of businesses, net of
payments made and cash in entities acquired    183     1,594         -      -764
Purchase of other intangible assets           -799    -6,951   -57,511       -15
Purchase of property, plant and equipment -3,653 -31,764 -39,979 -14,236 Proceeds from sale of property, plant and
equipment                                        -         -         -     1,543
Purchase of long-term investments                -         -         -   -50,811
Proceeds from sale of long-term investments      -         -    32,160         -
Net cash flow from investing activities     -4,269   -37,121   -65,330   -64,283

Cash flows from financing activities
Long-term borrowing                            459     3,990         -         -
Short-term borrowing                           115       997         -         -
Repayment of loan                              -86      -748         -    -7,928
Net cash flow from financing activities        488     4,239         -    -7,928

Net increase (decrease) in liquid funds     15,041   130,781   -46,945    26,075
Liquid funds at beginning of year           25,395   220,808   267,753   241,678
Liquid funds at end of year                 40,436   351,589   220,808   267,753


     Solely for the convenience of the reader, the 2002 financial statements have been translated into United States Dollars (USD) using the December 31, 2002 Noon Buying Rate of the Federal Reserve Bank of New York of
USD 1 = SEK 8.6950. Such translated amounts are unaudited.

     See accompanying notes to financial statements.


NOTES TO FINANCIAL STATEMENTS

     Amounts in these Notes to Financial Statements are in thousands of Swedish kronor, except per share and other data, unless stated otherwise.

1. ACCOUNTING POLICIES

Basis of Presentation

     References to "Biacore" or the "Group" in these notes to the financial statements pertain to Biacore International AB and its subsidiaries in accordance with the description below, unless specifically indicated otherwise. Biacore develops, manufactures and markets advanced scientific instruments that utilize optical measurement based on the quantum physical phenomenon of surface plasmon resonance ("SPR") to measure interactions between biomolecules in scientific research laboratories and in the pharmaceutical, diagnostics, biotechnology, and food and beverage industries.

     The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in Sweden ("Swedish GAAP"). These accounting principles differ in certain significant respects from accounting principles generally accepted in the United States ("U.S. GAAP"). See Note 23 for a reconciliation of the principal differences between Swedish GAAP and U.S. GAAP affecting Biacore's income and shareholders' equity.

Consolidation Principles

     The consolidated financial statements include the parent company Biacore International AB and all entities in which Biacore International AB, directly or indirectly, holds more than 50% of the voting rights.

     All business combinations have been accounted for in accordance with the purchase method. Companies acquired are included as from the date of acquisition.

     The effects of all significant transactions between the consolidated entities have been eliminated.

Changes in Accounting Principles

     Apart from RR15 Intangible Assets, those new accounting standards from the Swedish Financial Accounting Standards Council ("Redovisningsradet") which applied as from 2002 did not affect Biacore's income statement or balance sheet. RR15 Intangible Assets has affected the financial statements. It requires that product development expenses that fulfil certain criteria, but not other research and development expenses, be stated as assets and amortized over their estimated economic life. Prior to 2002, such items were charged to expenses as they occurred. The recording of these items during 2002 is described in Note 5. RR15 is only applied prospectively. Thus, earnings during 2002 and thereafter is not charged with amortization of expenses from periods before January 1, 2002 which would have been stated as assets and amortized if RR15 had been applied in prior years. RR22 Presentation of Financial Statements, RR25 Segment Reporting and RR27 Financial Instruments: Disclosure and Presentation from the Swedish Financial Accounting Standards Council are effective for financial years beginning January 1, 2003 or later. Biacore does not expect the impact of the adoption of these accounting standards to be material to its financial statements. RR29 Employee Benefits is effective for financial years beginning January 1, 2004 or later. Biacore does not expect the impact of the adoption of this accounting standard to be material to its income statement or balance sheet, but will further assess its impact at a later date.

Foreign Currency Translation

     Assets and liabilities of foreign entities are translated at year-end exchange rates to Swedish kronor. Income statements are translated at the average exchange rate for the period. Translation differences that arise are recorded directly in shareholders' equity.

     Receivables and liabilities denominated in foreign currencies are translated at year-end exchange rates. Unrealized exchange gains and losses are reported in the income statement. Exchange gains and losses on operating assets and liabilities are reported within operating income, while exchange gains and losses on financial assets and liabilities are reported within financial items, net.

Research and Development

     Product development costs relating to projects which the Company can show it can technologically complete and profitably commercialize, and which fulfil certain other criteria listed by the Swedish Financial Accounting Standards Council, are stated as assets and are amortized in accordance with "Amortization and Depreciation" below. Other research and development costs are expensed as incurred. See also "Changes in Accounting Principles" in this Note 1 of Notes to Financial Statements.

Other Intangible Assets, and Property, Plant and Equipment

     Other intangible assets, and property, plant and equipment, excluding land, are recorded at acquisition cost less accumulated amortization and depreciation. Land is recorded at acquisition cost. If there is indication of an impairment of an intangible asset or a property, plant or equipment, then the recoverable cost of the asset is calculated. If the recoverable cost is less than the carrying amount of the asset, a write-down to the recoverable amount is recorded.

Long-Term Investments

     Shares in companies in which Biacore holds less than 20% of the voting rights, and other long-term investments, are carried at cost. The recorded values of long-term investments are written down when impairment in value is other than temporary.

Inventories

     Inventories are accounted for in accordance with the first-in, first-out
(FIFO) method. Raw materials and work in progress are valued at the lower of cost or replacement cost, while finished products are valued at the lower of cost or net sales value. Detailed inventory aging reports for all significant inventoried products are maintained and reviewed, and obsolescence is provided for.

Liquid Funds

     Liquid funds include interest-bearing investments with high liquidity and low risk. Treasury bills and commercial paper are accounted for using the amortized cost method.

Revenue Recognition

     Sales are recognized when no significant vendor obligation remains and collection of the resulting receivable is probable, which generally takes place at shipment or delivery as title transfers to the customer.

     Revenue from maintenance contracts is recognized ratably over the term of the contracts. Unrecognized revenue relating to maintenance contracts is recorded as deferred revenue, which is included in other liabilities in the balance sheet.

Warranty Costs

     Biacore provides, by a current charge to the income statement, an amount it estimates will be needed to cover future warranty obligations for products sold during the year. The accrued liability for warranty costs is included in other provisions in the balance sheet.

Employee Stock options

     At exercise of employee stock options, the exercise price of the options increases the liquid funds and shareholders' equity of the Company. The number of shares is also increased. Prior to exercise, the option plans are disclosed and earnings per share is adjusted to account for the estimated dilutive effect of employee stock options. Social security costs relating to employee stock options are charged to expenses over the option periods.

Amortization and Depreciation

     Amortization and depreciation are calculated using the straight-line method. Such amounts are calculated based on acquisition cost using estimates of economic life.

     Capitalized product development is amortized over its individually estimated useful life, starting when the respective products are ready for first delivery.

     Goodwill is amortized over a maximum of 20 years. Goodwill arising from acquisition of sales organizations with established market positions is amortized over 5 to 12 years based on individual assessments.

     Licenses and patents are amortized over the shorter of their legal life and their individually estimated useful life.

     Permanent buildings are depreciated over 25 to 50 years, mobile office units 10 years, land improvements 20 years, installations in buildings up to 20 years and other machinery and equipment over 3 to 10 years.

     Property, plant and equipment are depreciated from the date the assets are put into service.

Foreign Exchange Contracts

     The only derivative financial instruments Biacore uses are forward foreign exchange contracts, which are mainly used to hedge currency risk in sales. See also Note 23 - Hedge on Social Security Costs of Stock Options.

     Both gains and losses from hedges of sales are reported in the same period as the corresponding sales. Thus, unrealized gains and losses on forward foreign exchange contracts entered into for purposes of hedging sales are not recognized until the underlying sales are recorded.

     At hedging of intercompany loans, the loan is reported at the secured value. Any premium is amortized over the period of the hedge and included in interest income.

     Biacore does not engage in or sell forward contracts for trading purposes.

Income Taxes

     Income taxes include payable and deferred income taxes arising as a result of temporary differences between financial and tax reporting. Deferred income tax liabilities and assets are recorded at the enacted tax rates of the respective countries in accordance with the liability method. Deferred income tax liabilities and assets are offset only for entities within the same tax jurisdiction.

     A deferred income tax asset is recognized for temporary differences and tax loss carry forwards that are expected to result in deductible amounts in future years. A valuation allowance is recognized if it is more likely than not that some portion or all of the deferred income tax asset will not be realized.

Use of Estimates

     The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

2. RELATED PARTY TRANSACTIONS

     As a result of its 41% ownership interest, Pfizer is considered to be a related party of Biacore. During 2000 and 2001, Amersham Biosciences is considered to have been a related party of Biacore, as it was at that time 45% owned by Pharmacia. On April 16, 2003, The Pharmacia and Pfizer groups merged. In these related party data, references to Pfizer before January 1, 2003 relate to the Pharmacia Group only.

     Transactions and balances with related parties are presented in the following table.

                               For the years ended December 31
                                          2002    2001    2000

Sales                                   15,159   9,548   5,648
Operating expenses                      -2,918  -9,726  -7,952

Accounts receivable                      5,669   4,538   1,031
Accounts payable                           598   1,244   2,221
Net receivable from related parties      5,071   3,294  -1,190

     Sales to related parties represent sales to Pfizer (Pharmacia) and, during 2000 and 2001, also to Amersham Biosciences under distributor agreements with Biacore for sales to third parties in Asia. Biacore believes that the pricing and other sales terms provided to related parties have been no less favorable to Biacore than could have been obtained from non-related parties.

     From Pfizer, Biacore purchases canteen services, employee health care and certain other services. From Amersham Biosciences, Biacore has purchased certain parts and chemicals. Management believes that the costs of these goods and services were reasonable and would not have differed significantly if they had been purchased from unrelated third parties, and that there are alternative suppliers for all of these goods and services.

     Accounts receivable from related parties represent sales to Pfizer and distribution companies within Amersham Biosciences.

     Accounts payable to related parties represent goods and services mentioned above purchased from Pfizer and Amersham Biosciences.

     Items in the consolidated statements of cash flows which relate to transactions with related parties are presented in the following table.

                                         For the years ended December 31
                                                    2002    2001    2000
Cash flows from operating activities
Decrease (increase) in accounts receivable        -1,131  -3,507  45,542
Increase (decrease) in accounts payable             -646    -977  -4,572

Cash flows from investing activities
Acquisition of businesses, net of
payments made and cash in entities acquired            -       -    -764

    As of December 31, 2000 and 2001, Biacore owned approximately 15.8% and 4.5%, respectively, of the shares of Axiom Biotechnologies Inc. In 2001, Biacore acquired, for a consideration of USD 5 million (SEK 53.6 million), a license to certain fluorescent cell-based assay technology from Axiom Biotechnologies Inc. Concurrently, Biacore sold 1,000,000 shares in Axiom Biotechnologies Inc. to Axiom Biotechnologies Inc. for a consideration of USD 3 million. The two transactions were negotiated simultaneously and the net amount of USD 2 million was paid by Biacore to Axiom Biotechnologies in 2001.

3. INTEREST EXPENSE

                                      For the years ended December 31
                                                 2002    2001    2000

Interest expense on provision for pensions     -1,585    -828    -854
Other interest expenses                          -248    -227    -200
Interest expense                               -1,833  -1,055  -1,054

4. INCOME TAXES

     Income after financial items was distributed geographically as follows.

                                      For the years ended December 31
                                         2002        2001        2000

Sweden                                108,282      66,743      81,350
United States                            -622      13,730      17,655
Rest of world                          12,573      -2,616     -12,348
Total income after financial items    120,233      77,857      86,657

Income taxes were distributed geographically as presented in the following table.

                                      For the years ended December 31
                                         2002        2001        2000
Payable income taxes
Sweden                                -26,104     -21,344     -19,527
United States                           3,840      -5,662      -6,924
Rest of world                          -2,513      -1,594      -1,486
Total payable income taxes            -24,777     -28,600     -27,937

Deferred income taxes
Sweden                                -12,751        -824      -4,775
United States                          -3,733       1,547         581
Rest of world                           1,165         289       4,595
Total deferred income taxes           -15,319       1,012         401
Total income taxes                    -40,096     -27,588     -27,536

     The principal reasons for the difference between the statutory income tax rate in Sweden and the effective tax rate in relation to income after financial items are set forth in the following table.

%                                     For the years ended December 31
                                         2002        2001        2000

Statutory income tax rate                  28          28          28
Differences for foreign tax rates          -4           4           1
Loss for which no deferred tax asset
is recorded                                 -           -           1
Taxes related to prior years                1          -2           -
Capital losses                              7           -           -
Other nondeductible costs                   1           5           3
Deductibility of expenses not
previously deductible                       -           -          -1
Effective income tax rate                  33          35          32

     Deferred income taxes reflect the impact of temporary differences between the basis of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws. The tax effects of temporary differences that give rise to deferred tax assets and liabilities are presented in the following table.

                                               As of December 31
                                         2002        2001        2000
Deferred tax assets
Intercompany profits                   10,851      14,380      11,329
Tax loss carryforwards                 16,802      20,081      19,122
Long-term investments                   8,023           -           -
Other                                   5,340       4,736       1,620
Total deferred tax assets, gross       41,016      39,197      32,071
Valuation allowance                    -9,539      -4,690      -4,602
Netting of deferred tax assets and
liabilities                                 -           -         -48
Total deferred tax assets              31,477      34,507      27,421

Deferred tax liabilities
Tax allocation reserve                 33,728      29,218      25,582
Accumulated excess depreciation        14,708       5,581       2,579
Other                                       -           -         530
Total deferred tax liabilities, gross 48,436 34,799 28,691 Netting of deferred tax assets and
liabilities                                 -           -         -48
Total deferred tax liabilities         48,436      34,799      28,643
Net deferred tax liabilities           16,959         292       1,222

     The deferred tax asset from tax loss carryforwards mainly relates to tax loss carryforwards of approximately 39,995 in Japan, of which approximately 7,220 expire in 2003, approximately 15,490 in 2004, approximately 10,620 in 2005, approximately 3,691 in 2006 and approximately 2,974 in 2007. An improved financial performance in Japan, caused by, among other factors, declining amortization of goodwill in the Japanese legal entity, is expected to lead to utilization of almost all of the Japanese tax loss carryforward.

     The valuation allowance against deferred tax assets mainly relates to deferred taxes on the write-down of long-term investments. The following table summarizes the activity which has been recorded through the valuation allowance accounts.

Valuation allowance                   For the years ended December 31
                                         2002        2001        2000

Balance at beginning of period         -4,690      -4,602      -4,006
Changes in tax loss carryforwards
not expected to be utilized             2,930         -52      -1,070
Write-downs of long-term investments   -8,023           -           -
Changes in tax rates                        -           -         512
Currency translation differences          244         -36         -38
Balance at end of period               -9,539      -4,690      -4,602

     No deferred tax liability has been recorded for temporary differences relating to investments in subsidiaries and branch offices as Biacore can control the timing of realization of such temporary differences and it is probable that such realization will not take place within the foreseeable future. The total amount of such temporary differences is approximately 188,904.

5. INTANGIBLE ASSETS

Capitalized product development   Acquisition   Accumulated         Total
                                        value  amortization

December 31, 2000                           -             -             -
December 31, 2001                           -             -             -
Acquisition                             4,994             -         4,994
Currency translation differences           76             -            76
December 31, 2002                       5,070             -         5,070

See also Note 1 Changes in Accounting Principles and Amortization and Depreciation.

Goodwill                          Acquisition   Accumulated         Total
                                        value  amortization

December 31, 2000                      57,289       -28,320        28,969
Amortization                                -        -4,964        -4,964
Currency translation differences       -1,309           893          -416
December 31, 2001                      55,980       -32,391        23,589
Amortization                                -        -4,515        -4,515
Currency translation differences       -4,989         3,105        -1,884
December 31, 2002                      50,991       -33,801        17,190

     Goodwill relates to the acquisition made during the three-year period between 1997 and 1999 by Biacore's Japanese subsidiary of Amersham Biosciences' Japanese sales operation for Biacore products. It is amortized over the ten-year period between 1997 and 2006. As the goodwill is denominated in Japanese yen, the value in Swedish currency fluctuates with the exchange rate between the Japanese yen and the Swedish krona.

Other intangible assets           Acquisition   Accumulated         Total
                                        value  amortization

December 31, 2000                       6,048        -2,234         3,814
Acquisition                            57,511             -        57,511
Amortization                                -          -600          -600
Currency translation differences          -11             3            -8
December 31, 2001                      63,548        -2,831        60,717
Acquisition                             1,957             -         1,957
Reclassification                        1,858            32         1,890
Disposals                                 -19             -           -19
Amortization                                -        -1,955        -1,955
Currency translation differences          -19            10            -9
December 31, 2002                      67,325        -4,744        62,581

     Other intangible assets mainly relate to a license acquired from Axiom Biotechnologies in 2001 for USD 5 million which will be amortized over the shorter of its legal life and its estimated useful life starting in 2003. Patents acquired, which are amortized over 10 years, are also included in other intangible assets.

6. PROPERTY, PLANT AND EQUIPMENT

Buildings                         Acquisition   Accumulated         Total
                                        value  depreciation

December 31, 2000                      60,455        -7,430        53,025
Capital expenditure                     8,604             -         8,604
Depreciation                                -        -1,967        -1,967
December 31, 2001                      69,059        -9,397        59,662
Capital expenditure                    16,688             -        16,688
Reclassification                        7,232          -829         6,403
Depreciation                                -        -3,580        -3,580
Currency translation differences           92           -25            67
December 31, 2002                      93,071       -13,831        79,240

Land and land improvements        Acquisition   Accumulated         Total
                                        value  depreciation

December 31, 2000                       7,059          -745         6,314
Depreciation                                -           -68           -68
December 31, 2001                       7,059          -813         6,246
Depreciation                                -           -38           -38
December 31, 2002                       7,059          -851         6,208

Machinery and equipment           Acquisition   Accumulated         Total
                                        value  depreciation

December 31, 2000                      86,619       -62,559        24,060
Capital expenditure                    31,375             -        31,375
Reclassification                       -8,026         6,207        -1,819
Depreciation                                -       -12,912       -12,912
Currency translation differences        1,739          -726         1,013
December 31, 2001                     111,707       -69,990        41,717
Capital expenditure                    15,076             -        15,076
Reclassification                      -12,851         5,152        -7,699
Depreciation                                -       -13,655       -13,655
Currency translation differences       -4,016           269        -3,747
December 31, 2002                     109,916       -78,224        31,692

     The tax value of real estate in Sweden as of December 31, 2002 was 32,710, of which buildings accounted for 24,910.

7. LONG-TERM INVESTMENTS

Name                     Number of   Owner-  Acquisition   Write-   Book  Market
                            shares  ship, %        value    downs  value   value

Bioreason, Inc.            755,189     12.1       17,640  -17,640      -     N/a
Diffchamb AB               261,816      6.9        9,750   -2,681  7,069   7,069
Sequenom, Inc.              53,538      0.1          971     -120    851     851
Total long-term investments                       28,361  -20,441  7,920

Long-term investments    Acquisition value  Write-downs  Book value

December 31, 2000                   68,025            -      68,025
Divestments                        -27,555            -     -27,555
December 31, 2001                   40,470            -      40,470
Acquisitions                           971            -         971
Write-downs                              -      -28,655     -28,655
Divestments                         -9,185        8,214        -971
Reclassification                    -3,895            -      -3,895
December 31, 2002                   28,361      -20,441       7,920

8. LONG-TERM RECEIVABLES

                                  As of December 31
                                 2002    2001    2000

Long-term deferred tax assets  24,076  25,756  20,328
Other long-term receivables     3,596   2,925   2,472
Total long-term receivables    27,672  28,681  22,800

                               Long-term        Other   Total
                                deferred    long-term
                              tax assets  receivables

December 31, 2000                 20,328        2,472  22,800
Additions                          6,143          754   6,897
Deductions                          -430         -245    -675
Currency translation differences    -285          -56    -341
December 31, 2001                 25,756        2,925  28,681
Additions                          4,644        1,010   5,654
Deductions                        -1,186          -81  -1,267
Reclassification                  -3,186            -  -3,186
Currency translation differences  -1,952         -258  -2,210
December 31, 2002                 24,076        3,596  27,672

9. INVENTORIES

                               As of December 31
                              2002    2001    2000

Raw materials               18,675   4,496   8,230
Work-in-progress             2,991  10,596   1,311
Finished products           19,565  15,137  14,299
Advances to suppliers        3,260       -       -
Allowance for obsolescence  -1,031    -780    -688
Total inventories           43,460  29,449  23,152

Allowance for obsolescence       For the years ended December 31
                                      2002    2001    2000

Balance at beginning of period        -780    -688    -595
Charged to allowance and expense      -315  -2,479    -586
Write-offs and other adjustments        46   2,399     503
Currency translation differences        18     -12     -10
Balance at end of period            -1,031    -780    -688

10. ACCOUNTS RECEIVABLE

     Accounts receivable are presented net of allowances for doubtful accounts. The following table summarizes the activity which has been recorded through the allowance for doubtful accounts.

Allowance for doubtful accounts    For the years ended December 31
                                        2002    2001    2000

Balance at beginning of period        -1,010  -1,768  -1,335
Charged to allowance and expense        -700     -11    -487
Recovery                                   -     728       -
Write-offs                               719     187     160
Currency translation differences         169    -146    -106
Balance at end of period                -822  -1,010  -1,768

11. OTHER RECEIVABLES

                                As of December 31
                               2002    2001    2000

Income tax receivables        4,484   1,388     892
Current deferred tax assets   7,401   8,751   7,093
Prepaid expenses             21,526  21,875   2,218
Other receivables             9,118   8,485  10,147
Total other receivables      42,529  40,499  20,350

     At December 31, 2002, prepaid expenses included 15,204 in prepaid insurance premiums relating to social security charges on incentive stock options.

12. MARKETABLE SECURITIES

                                  As of December 31
                                2002     2001     2000

Industry commercial paper    130,913  104,151  104,694
Mortgage commercial paper    107,495   66,681   69,535
Bank deposits                 35,035   14,006        -
Mortgage bond, short-term          -        -   22,459
Total marketable securities  273,443  184,838  196,688

     All marketable securities relate to borrowers with K-1 credit rating, the best credit rating given by Nordisk Rating for commercial paper, or with corresponding credit rating. All marketable securities as of December 31, 2002 are denominated in SEK and mature during the first six months of the year 2003. At December 31, 2002, the average interest rate was approximately 4%.

13. SHAREHOLDERS' EQUITY

	The following table summarizes the changes in shareholders' equity for the periods presented.

Shareholders' equity            For the years ended December 31
                                     2002     2001     2000

Balance at beginning of period    569,235  494,131  429,140
Stock options issued                    -   18,160        -
Currency translation differences  -15,325    6,675    5,870
Net income                         80,760   50,269   59,121
Balance at end of period          634,670  569,235  494,131

     As of December 31, 2000, 2001 and 2002, 9,750,000 shares in Biacore International AB with a nominal value of SEK 10 per share were issued and outstanding. As of December 31, 2002, a further 760,000 shares, which are part of the option program described in Note 20 and of which 696,575 were outstanding at December 31, 2002, were authorized, making a total of 10,510,000 shares authorized.

     In order to reduce uncertainty regarding the amount of social security taxes to be paid by Biacore relating to incentive stock options issued, 103,000 of the incentive stock options described in Note 20 have been issued to an investment bank. The consideration for these stock options consists of an entitlement to receive compensation from the investment bank for certain such social security taxes and the estimated fair value of this entitlement is charged to income over the terms of the respective stock options.

     In accordance with the Swedish Companies Act, the distribution of dividends is limited to the lesser of unrestricted shareholders' equity included in either the Biacore Group's or Biacore International AB's balance sheet after proposed transfers to restricted reserves.

     As a result of Swedish principles for calculating restricted and unrestricted reserves, Swedish generally accepted accounting principles state that redistribution between restricted and unrestricted reserves should generally not be specified.

14. PROVISION FOR PENSIONS

                                 As of December 31
                                2002    2001    2000

FPG/PRI pensions              26,747  23,562  21,209
Other plans                    6,600   4,188   2,962
Total provision for pensions  33,347  27,750  24,171

     Biacore's pension commitments in Sweden are primarily administered through the FPG/PRI system. Accrued pensions are discounted to present value, accrued for and guaranteed by FPG.

     PRI (Pension Registration Institute) is an organization that administers pensions in Sweden. Biacore participates in a defined benefit pension plan (non-contributory for employees) which covers essentially all employees in its Swedish operation. The FPG/PRI plan forms part of a Swedish secured multiemployer pension plan which is centrally administered. The level of benefits and actuarial assumptions are established jointly for PRI plans, and cannot unilaterally be changed by Biacore. A prerequisite for joining the FPG/PRI system is that a company reports the actuarially calculated pension obligations as a liability in its balance sheet.

     FPG is an insurance company which guarantees the pensions to the beneficiaries. FPG in turn requires a guarantee. Biacore guarantees to FPG its own FPG/PRI pension obligations.

     Certain of Biacore's businesses outside Sweden also have retirement plans. Benefits provided under defined benefit pension plans are primarily based on years of service and employee compensation. For international businesses with defined benefit pension plans, Biacore determines the value of accumulated plan benefits and records pension expense in accordance with local requirements. In Germany and Japan, the pension liabilities are generally not funded, but are instead reported within the provision for pensions. Biacore has no significant defined benefit plan in the United States.

     Annual pension costs for unfunded defined benefit pension plans, including the interest portion, amounted to approximately 3,166, 3,505 and 5,961 for the years ended December 31, 2000, 2001 and 2002, respectively. Interest expense on the Swedish pension liability (FPG/PRI) amounted to 854, 828 and 1,585 for the years ended December 31, 2000, 2001 and 2002, respectively, and is included in interest expense.

     The Swedish life insurance company Alecta, formerly SPP, has paid a part of a surplus in its pension assets over its pension liabilities to its corporate customers, and announced that such customers may use another part to cover new pension commitments. The amounts relating to Biacore are small.

15. OTHER LIABILITIES

                                            As of December 31
                                           2002    2001    2000

Deferred revenue and customer advances   35,951  23,709  21,543
Payroll taxes and social security costs  12,212  16,078  14,614
Accrued vacation                          9,191   7,845   6,301
Other compensation to employees          10,483   9,396   8,736
V.A.T. payable                            1,019   2,316   3,727
Other                                    11,951   9,523   4,410
Total other liabilities                  80,807  68,867  59,331

16. COMMITMENTS AND CONTINGENCIES

     The contingent liability amounting to 535 at December 31, 2002, relates to the maximum liability resulting from the limited mutual secondary liability among FPG's customers for FPG's pension guarantees (see also Note 14).

     Biacore leases certain office facilities and equipment under various noncancelable operating lease agreements. Expenses for rented and leased assets, including real estate, amounted to 7,033, 9,494 and 12,358 for 2000, 2001 and 2002, respectively.

     Future lease commitments and rentals under noncancelable leases as of December 31, 2002, are as follows.

                Operating leases

2003                      12,061
2004                       9,732
2005                       5,447
2006                       4,569
2007                       4,470
2008 and beyond            1,589
Total                     37,868

17. GEOGRAPHIC INFORMATION

     Biacore operates predominantly in a single industry; development, manufacturing and marketing of bio-analytical instrumentation. It is a multinational operation. The Swedish operation includes the parent company legal entity, most research and development, most manufacturing and certain marketing and administrative functions. Biacore's corporate headquarters and commercial center, along with certain manufacturing activities, are located in Switzerland. In the United States and Japan, Biacore has sales subsidiaries. The businesses in France, Germany, the Netherlands, the United Kingdom, Australia and
New Zealand are sales branches.

                           Sales (1)              Long-lived assets (2)
                    Year ended December 31,      Year ended December 31,
                     2002     2001     2000       2002     2001     2000

Germany            31,504   35,439   35,303        607      505      457
Japan             144,223  122,067   96,396     23,175   28,209   33,659
Sweden             18,352    8,018   11,471    158,352  148,499   77,601
United Kingdom     48,902   44,046   39,118      1,911      464      498
United States     253,422  231,251  174,972      8,011    8,023    6,039
Other             117,751  102,896   81,560     13,521    9,156      400
Total             614,154  543,717  438,820    205,577  194,856  118,654

(1)  Sales are attributed to countries based on location of customer.
(2) Total long-term assets, less long-term investments and long-term deferred tax assets.

18. CONCENTRATIONS OF RISK

     Items in the balance sheet that potentially subject Biacore to concentration of credit risk, consist primarily of cash and bank, marketable securities and accounts receivable.

     In accordance with its treasury policy, Biacore places its cash and bank with high credit quality institutions in order to limit the degree of credit exposure, see Note 12 of Notes to Financial Statements. Treasury activities are controlled based on the treasury policy and an authorization manual approved by the Board. The policy does not limit treasury activities to any stated currency, although at December 31, 2002, all marketable securities were denominated in SEK.

     Concentrations of credit risk with respect to accounts receivable are limited, due to the large number of customers comprising Biacore's customer base and their dispersion across many different geographic areas. In 2000, 2001 and 2002, no single customer accounted for 10% or more of Biacore's revenues.

     Approximately 55% of Biacore's products in 2000, 2001 and 2002 were sold to academic or government research laboratories, private research foundations and other institutions, the funding of which may depend on grants from government agencies. Research funding by governments is subject to significant political risk, and government budgets for research funding may be subject to general political trends, calling for reduced governmental expenditures. Any reduction in governmental funding for research or any deferral of the availability of such funding may materially affect the ability of Biacore's prospective customers to acquire Biacore's products.

     Although Biacore has operated largely on a stand-alone basis in recent years, certain members of management were previously associated with Pfizer (or its predecessors).

     Approximately 97%, 99% and 97% of Biacore's sales in 2000, 2001 and 2002, respectively, were derived from customers located outside Sweden and were generally denominated in currencies other than the Swedish krona, including the U.S. dollar, Japanese yen, British pound and the euro. Production is mainly carried out in Sweden. Biacore has larger expenses than revenues denominated in Swedish kronor, and more foreign currency denominated assets than liabilities. Depreciation of the Swedish krona would tend to improve Biacore's operating income margins while appreciation of the Swedish krona would have the opposite effect.

     The primary market risk exposure of Biacore is the exchange of foreign sales revenues from the United States, Japan and the euro region to Swedish kronor.

     It is not possible to hedge against all currency risks to which Biacore is exposed, and fluctuations between local currencies and the Swedish krona may have an adverse effect on Biacore's financial condition and results of operations.

     In the normal course of business, Biacore seeks to mitigate transaction risk by entering from time to time into forward exchange contracts through which Biacore, in exchange for Swedish kronor, sells forward the major foreign currencies forecast to be received by it in connection with sales outside of Sweden. Biacore has not historically hedged against currency translation risk (the translation of financial statements of foreign subsidiaries and branches into Swedish kronor) and does not currently intend to do so in the future.

     For a specification of forward foreign exchange contracts entered, see
Note 19.

     Sweden is not among those countries whose currencies since January 1, 1999 make up the euro currency.

19. FAIR VALUE OF FINANCIAL INSTRUMENTS

     The following information is presented in accordance with SFAS No. 107, "Disclosures about Fair Value of Financial Instruments." This accounting standard requires disclosure about estimated fair values of financial instruments.

                                        As of December 31
                          2002                 2001                 2000
                   Carrying  Estimated  Carrying  Estimated  Carrying  Estimated
                      value fair value     value fair value     value fair value

Long-term
investments           7,920      7,920    40,470     39,622    68,025     65,868
Marketable
securities          273,443    273,443   184,838    184,838   196,688    196,688
Liabilities to
credit institutions   4,304      4,304         -          -         -          -

Derivative financial instruments held or issued for purposes other than trading:
Forward foreign
exchange contracts      777     11,346       297      2,119     2,831      3,591
Hedge contract
relating to social
security costs       15,204      5,145    17,656     17,656         -          -

     For certain financial instruments, including accounts receivable, cash and bank, accounts payable and other current assets and liabilities, the carrying amounts approximate fair value because of their short maturity, low general interest rate levels and moderate interest rate fluctuations. The fair value of marketable securities is based on quoted market prices. The fair value of long-term investments is based on the quoted market value where available (Diffchamb and Sequenom). Other long-term investments, which relate to equity instruments in a privately held company, are included in estimated fair values at its book value of 0. Management believes that the fair value of long-term investments is difficult to estimate but that the book values of non-listed long-term investments approximate their fair value. The methods and assumptions used to estimate the fair value of forward foreign exchange contracts is the amount that Biacore would receive or pay to terminate the contracts, based upon estimates obtained from external counterparties. The fair value of the hedge contract against social security costs on stock options is calculated using the Black & Scholes option pricing model.

     The following table summarizes the contractual amounts and fair values of forward foreign exchange contracts entered for purposes other than trading and outstanding at December 31, 2000, 2001 and 2002 (contractual amounts are translated to Swedish kronor using forward rates).

                                    As of December 31
        2002     2002   2002      2001     2001   2001      2000     2000   2000
000's   Con-     Con-  Esti-      Con-     Con-  Esti-      Con-     Con-  Esti-
    tractual tractual  mated  tractual tractual  mated  tractual tractual  mated
     amount,  amount,   fair   amount,  amount,   fair   amount,  amount,   fair
       local      SEK value,     local      SEK value,     local      SEK value,
    currency             SEK  currency             SEK  currency             SEK

USD   11,579  112,383  9,134     5,766   61,474   -357     3,424   31,826   -493
JPY  521,000   40,914  2,130   721,000   61,914  2,588   644,000   58,435  4,437
Other    N/a   18,373     82       N/a   14,048   -112       N/a    8,467   -353
Total    N/a  171,670 11,346       N/a  137,436  2,119       N/a   98,728  3,591

     All forward exchange contracts outstanding at December 31, 2002 expire during the year 2003.

20. PERSONNEL

                                        For the years ended December 31
                                             2002     2001     2000
Wages, salaries and other remuneration
  Boards of Directors, Presidents and
  Executive Vice Presidents (1)(2)         16,727   18,927   14,882
  Other employees                         158,362  137,010   97,837
Pensions and other social security
costs (3)(4)                               59,016   61,509   47,127
Total                                     234,105  217,446  159,846

(1) Of which 3,276, 5,335 and 2,562 related to bonuses for the years 2000, 2001 and 2002, respectively.
(2)  The amounts relate to officers in all group companies.
(3) Of which 14,156, 30,477 and 23,723 related to total pension expenses in 2000, 2001 and 2002, respectively.
(4) Of which 7,764, 19,354 and 8,550 related to pension expenses for Boards of Directors, Presidents and Executive Vice Presidents in 2000, 2001 and 2002, respectively.

                                        For the years ended December 31
                                             2002     2001     2000
Australia
Average number of employees                    2        2        2
Of whom, women                                 -        -        1
Wages, salaries and other remuneration     1,571      789      729

France
Average number of employees                    7        6        8
Of whom, women                                 2        2        2
Wages, salaries and other remuneration     3,467    3,915    3,833

Germany
Average number of employees                   13       12       11
Of whom, women                                 6        4        4
Wages, salaries and other remuneration     9,388    7,226    5,607

Japan
Average number of employees                   27       24       23
Of whom, women                                11        7        7
Wages, salaries and other remuneration 21,508 17,320 15,616 Of which to Board of Directors,
President and Executive Vice Presidents    3,664    3,955    3,827
Of which bonuses                             876    1,047    1,048

Netherlands
Average number of employees                    3        4        2
Of whom, women                                 1        2        1
Wages, salaries and other remuneration     1,771    1,598      983

New Zealand
Average number of employees                    1        1        1
Of whom, women                                 -        -        -
Wages, salaries and other remuneration     2,326    1,323      813

Sweden
Average number of employees                  184      165      126
Of whom, women                                67       60       40
Wages, salaries and other remuneration 68,874 67,454 49,983 Of which to Boards of Directors,
President and Executive Vice Presidents    2,401    5,967    5,446
Of which bonuses                            -128    1,122      480

Switzerland
Average number of employees                   10        3        1
Of whom, women                                 2        1        -
Wages, salaries and other remuneration 13,404 8,173 2,823 Of which to Board of Directors,
President and Executive Vice Presidents    8,435    5,821    2,823
Of which bonuses                           1,814    2,254    1,086

United Kingdom
Average number of employees                   20       12       10
Of whom, women                                 8        6        5
Wages, salaries and other remuneration    13,559   11,571    7,129

United States
Average number of employees                   52       40       28
Of whom, women                                23       15       11
Wages, salaries and other remuneration 39,221 36,568 25,203 Of which to Boards of Directors,
President and Executive Vice Presidents    2,227    3,184    2,786
Of which bonuses                               -      912      662

Total
Average number of employees                  319      269      212
Of whom, women                               120       97       71
Wages, salaries and other remuneration 175,089 155,937 112,719 Of which to Boards of Directors,
Presidents and Executive Vice Presidents  16,727   18,927   14,882
Of which bonuses                           2,562    5,335    3,276

     Biacore aims to provide employment terms and conditions that are competitive within its industry. Compensation and benefits aim to reward accountability, impact on business operations, professional qualifications, experience, performance and achievement of financial and other business objectives. Employment terms and conditions are also affected by regulations, customs and other local factors.

     Bonuses within Biacore are calculated based on the achievement of pre-set financial and other business-related objectives of the Company or parts thereof.

     The Annual General Meeting of Shareholders decides the remuneration of the Board of Directors. There is no extra compensation for committee duties. Employee Representatives do not receive Board fees. The Board of Directors decides the compensation, benefits and other terms of employment of the President of the Company. The Chairman of the Board and the President have jointly decided the compensation, benefits and other terms of employment of the Executive Vice Presidents. Effective during 2003, the Board of Directors has decided to establish a compensation committee. Its purpose will be to prepare items to be decided by the Board of Directors relating to compensation and benefits to executive management. Rumuneration of the Executive Vice Presidents will be decided by the Board of Directors.

     The total remuneration to members of the Biacore Group's Boards of Directors (other than management) amounted to 1,442, of which 1,392 related to Biacore International AB.

     Lars-Goran Andren, Chairman of the Board, received 350 as board fee. He also received a bonus of 1,508 and certain other benefits amounting to 74, in relation to his performance as Chief Executive Officer and Executive Chairman of Biacore in 2001. In January 2002, Lars-Goran Andren retired from executive duties under his defined benefit early retirement agreement.

     Ulf Jonsson, President and from January 2002 also Chief Executive Officer, received a total of 3,131 in salary and other benefits. The President was also awarded a bonus amounting to 563 in the form of a special pension supplement. The bonus is based on the achievement of financial and strategic objectives. The president also received a non-recurring remuneration of 846 in relation to the relocation of the Company's headquarters to Switzerland.

     The retirement benefits of the president were up to the end of February 2002 based on a defined benefit plan with a retirement age of 60 years. With full pension accrual he would have been entitled to a pension corresponding to 50% of his salary. As from March 2002, he is entitled to retirement benefits under a defined contribution plan calculated on his base salary. In 2002, the Company's contribution was 1,262. The contribution is set to correspond to a pension of 50% of his salary assuming service until the age of 60 years. The retirement age is 60 years.

     Biacore may terminate the employment of the President on 6 months' prior notice with severance pay equal to 24 months salary and bonus. In case of a major change in the ownership of Biacore, where more than half of the shares are acquired by one party, the President is entitled to severance benefits covering 24 or 30 months. The President is obligated to give 6 months prior notice of his resignation. Upon voluntary resignation, the President is not entitled to any severance benefit.

     Biacore's two Executive Vice Presidents received aggregate salaries and other benefits of 4,211. Bonuses during 2002 amounted to 523. These were based on the achievement of financial and individual objectives. The Executive Vice Presidents also received an aggregate non-recurring remuneration of 1,547 in relation to the relocation of the Company's headquarters to Switzerland.

     As from March 2002, the Executive Vice Presidents are entitled to retirement benefits under a defined contribution plan. In 2002, the Company's contribution was 1,209. The contribution is set to correspond to a pension of 50% of salaries assuming service until the age of 60 years. The retirement age is 60 years.

     For Executive Vice Presidents, Biacore's prior notice for terminating employment is 6 months, with severance pay equal to 18 months salary and bonus. In case of a major change in the ownership of Biacore, where more than half of the shares are acquired by one party, the Executive Vice Presidents are entitled to severance benefits covering 18 months. Executive Vice Presidents are obligated to give 6 months prior notice of their resignation. Upon voluntary resignation, they are not entitled to any severance benefit.

     The pensions of the Chairman of the Board, the President and certain other senior managers are secured through a pension trust. As a result of depreciation of the market values of assets in the pension trust, Biacore has contributed
SEK 3.2 million during 2002.

     To attract and retain competent and motivated employees, Biacore has established stock-related incentive plans. The main terms of these plans are summarized in the following table. All stock options and plan participation have been issued free of charge to the employee except for requirements regarding employment with Biacore. The exercise price of the stock options granted in May 1998 is equal to 125% of the stock market price at the date of issue. For all other stock option plans, the exercise price is equal to the stock market price at the date of issue.

Date Expiry     Type    Group   Source    Vest-  Exer-  Related      Of       Of
of     date       of  covered       of      ing   cise      No.   which    which
grant           plan            shares   period  price       of     out      out
                 (1)                             (SEK)   shares  stand-   stand-
                                                                    ing      ing
                                                               Dec. 31, Dec. 31,
                                                                   2002     2001

Jan.   Dec.    Stock  Manage-   Pfizer  Immedi-  75 to  119,500       -        -
1997   2001   option     ment             ately    144

May    Dec.    Stock  Manage-   Pfizer  Immedi-  88 to  117,000   2,000    5,000
1998   2007   option     ment             ately    105

July   Dec.    Stock  Manage-   Pfizer  Immedi-     70  110,000  15,000   19,000
1999   2009   option     ment             ately

June   Dec.    Stock      All      N/a   1 year    N/a      500       -        -
1998   2000 appreci-      em-                               per
               ation  ployees                               em-
              rights      (3)                            ployee
                 (2)                                        (3)

Aug.   Dec.    Stock      All  Biacore  3 years    273  380,000  350,725 366,100
2000   2010   option      em-
                      ployees

May    May     Stock  Skilled  Biacore  3 years    363  300,000  282,600 289,850
2001   2006   option      em-
       (4)            ployees

May    May     Stock      Em-  Biacore  3 years    244   80,000   63,250       -
2002   2007   option  ployees
                       in the
                       United
                       States
                    and newly
                     employed

(1)  All options relate to call options.
(2)  The amount was limited to 50% of the starting price of the Biacore share.
(3)  Management was excluded from this program.
(4) 37,300 issued of which 24,000 outstanding options expire in May 2011 and the remaining options in May 2006.

     At the Annual General Meeting of shareholders held on May 7, 2002, it was decided to initiate a new stock option program, the last plan in the table above. Biacore International AB has, to its wholly owned subsidiary Biacore Administration AB, issued one subordinated note for the amount of SEK 1,000 with 80,000 attached warrants for subscription to new shares in Biacore
International AB. Biacore Administration AB has issued corresponding options to employer companies within Biacore, which in turn have issued options to employees free of charge. The plan is mainly directed to employees in the United States and newly employed personnel. The allotment to each employee is allowed to vary between 500 and 2,000. The exercise price is SEK 244 and corresponds to the stock market price at the time of issuance. The employee stock options expire in May 2007 and vest to each employee over a period starting one year and ending three years after issuance of the options.

     All reductions in the number of outstanding stock options granted by Biacore are due to resignations which have caused the stock options of those employees to lapse. For stock options to Biacore shares granted by Pfizer (Pharmacia), the reductions are due to disposals by the employees. In May 2002, 65,750 stock options were granted, of which 2,500 have lapsed due to resignations. In total, there are 287,712 (74,925) stock options outstanding which have vested with employees.

     The following table shows a breakdown of the total number of stock options for ordinary shares in Biacore granted to senior management during the three-year period from 2000 to 2002. No stock option was granted so senior management in 2002.

Issued to              Year  Number  Expiration date  Exercise price (SEK)

Chairman of the Board  2000  25,000    Dec. 15, 2010                273.00
                       2001  22,000     May 31, 2011                363.00
President              2000  15,000    Dec. 15, 2010                273.00
                       2001  18,000     May 31, 2006                363.00
Others                 2000  20,000    Dec. 15, 2010                273.00
                       2001  20,000     May 31, 2006                363.00

21. SUPPLEMENTAL FINANCIAL INFORMATION

     Biacore does not own any share of XenoSense Ltd, but does hold convertible loans acquired in 2000 and 2002 which, since the first quarter of 2002, upon a future conversion, would give Biacore an ownership of 84%. There are also agreements which give Biacore significant influence over XenoSense. As from January 1, 2002, XenoSense is therefore consolidated as a subsidiary to Biacore. Its activities, earnings, assets and liabilities are very limited compared with Biacore as a whole.

Acquisition of XenoSense                     For the years ended December 31
                                                   2002    2001    2000

Fair value of assets acquired, excluding cash         -       -       -
Liabilities assumed and incurred                      -       -       -
Total cash paid for net assets acquired           4,048       -   3,895
Cash acquired                                     9,537       -       -
Minority interest                                 1,594       -       -

     Cash paid for interest and income taxes was as follows:

            For the years ended December 31
                 2002    2001    2000

Interest          248     227     180
Income taxes   29,135  32,871  30,086

     Audit expenses amount to 1,656 (1,071) and the expense for other services supplied by the auditors has been 1,529 (811), 3,185 (1,882) in total. All expenses relate to PricewaterhouseCoopers, except for 145 (159) in audit expenses which relate to Sojiro Takagaki.

22. SUBSEQUENT EVENTS

     Biacore's sales fell by 25% in the first quarter of 2003 to SEK 106.5 million compared with SEK 141.3 million in the first quarter of 2002. Diluted earnings per share fell by 65% from SEK 2.17 in the first quarter of 2002 to SEK 0.77 in the first quarter of 2003. (Unaudited).

     On May 8, 2003, the Annual General Meeting of Shareholders adopted the recommendation of the Board of Directors that Biacore pay a dividend of SEK 3.00 per share for 2002. The dividend was paid on May 16, 2003. (Unaudited).

     The May 8, 2003 Annual General Meeting of Shareholders also approved an employee stock option plan covering a maximum of 100,000 new shares with an exercise price of SEK 178 per share, the stock market price at the time of grant of the stock options. The stock options expire in May 2008. Except for employees of Biacore, none of these stock options may be granted to Directors of the Board of Directors of Biacore. A maximum of 10,000 stock options may be granted to the Chief Executive Officer / President of Biacore, 5,000 per person to others in senior management, 2,000 to other key employees and 500 to other employees. The Board will decide on the allotment in each individual case. No allotment is guaranteed. The stock options will be distributed free of charge to the employee, except for certain conditions regarding employment. (Unaudited).

23.	GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES (U.S. GAAP)

     The financial statements have been prepared in accordance with Swedish GAAP. These accounting principles differ in certain respects from U.S. GAAP.

     Following is a summary of the adjustments from Swedish GAAP to U.S. GAAP that affect Biacore's net income and comprehensive income for the years ended December 31, 2000, 2001 and 2002, and total shareholders' equity and accumulated other comprehensive income as of December 31, 2000, 2001 and 2002, respectively, together with a discussion of the principal differences between Swedish and U.S. GAAP that are significant to Biacore's financial statements.

                                                 For the years ended December 31
                                                 2002     2002     2001     2000
                                              USD (1)      SEK      SEK      SEK
                                          (unaudited)

Net income in accordance with Swedish GAAP      9,288   80,760   50,269   59,121
Adjustments:
Capitalized product development                  -583   -5,070        -        -
Contract with Amersham Biosciences                519    4,515    4,964    4,956
Revenue recognition                                 -        -        -   13,712
Foreign exchange contracts                      1,006    8,747    1,062    4,087
Pensions                                           84      734      526     -383
Social security costs on stock options,
accrued expense                                  -227   -1,974      -16    1,990
Social security costs on stock options,
insurance claim                                   227    1,974   -1,974        -
Social security costs on stock options,
insurance contract                             -1,157  -10,059        -        -
Definition of subsidiary                          192    1,666   -1,666        -
Deferred taxes on U.S. GAAP adjustments          -764   -6,649   -1,903   -8,459
Net income in accordance with U.S. GAAP         8,585   74,644   51,262   75,024

Other comprehensive income
Long-term investments, unrealized
gains (losses)                                     97      848    1,309     -785
Currency translation differences               -1,654  -14,383    6,883    5,867
Other comprehensive income, before tax         -1,557  -13,535    8,192    5,082
Income tax expense related to long-term
investments                                       -27     -237     -367      220
Other comprehensive income                     -1,584  -13,772    7,825    5,302
Comprehensive income in accordance with
U.S. GAAP                                       7,001   60,872   59,087   80,326

Basic earnings per share in accordance
with U.S. GAAP                                   0.88     7.66     5.26     7.69
Diluted earnings per share in accordance
with U.S. GAAP                                   0.88     7.66     5.23     7.67
Weighed average No. of shares, U.S. GAAP,
diluted (thousands)                             9,750    9,750    9,805    9,780

(1) Solely for the convenience of the reader, 2002 financial information has been translated to USD thousands (USD as regards per share data) using the December 31, 2002 Noon Buying Rate of USD 1 = SEK 8.6950.

                                                        As of December 31
                                                 2002     2002     2001     2000
                                              USD (1)      SEK      SEK      SEK
                                          (unaudited)

Shareholders' equity in accordance with
Swedish GAAP                                   72,993  634,670  569,235  494,131
Adjustments
Capitalized product development                  -583   -5,070        -        -
Contract with Amersham Biosciences             -1,977  -17,190  -23,589  -28,969
Long-term investments                               -        -     -848   -2,157
Foreign exchange contracts                      1,216   10,569    1,822      760
Pensions                                          -30     -259     -993   -1,519
Social security costs on stock options,
accrued expense                                     -        -    1,974    1,990
Social security costs on stock options,
insurance claim                                     -        -   -1,974        -
Social security costs on stock options,
insurance contract                             -1,157  -10,059        -        -
Definition of subsidiary                            -        -   -1,666        -
Deferred taxes on U.S. GAAP adjustments           510    4,438   12,266   14,744
Shareholders' equity in accordance with
U.S. GAAP                                      70,972  617,099  556,227  478,980

Accumulated other comprehensive income
Long-term investments, unrealized
gains (losses)                                      -        -     -848   -2,157
Currency translation differences                1,731   15,050   29,433   22,550
Accumulated other comprehensive income,
before tax                                      1,731   15,050   28,585   20,393
Income tax expense related to long-term
investments                                         -        -      237      604
Accumulated other comprehensive income in
accordance with U.S. GAAP                       1,731   15,050   28,822   20,997

(1) Solely for the convenience of the reader, 2002 financial information has been translated to USD thousands (USD as regards per share data) using the December 31, 2002 Noon Buying Rate of USD 1 = SEK 8.6950.

Comprehensive Income

     SFAS No. 130, "Reporting Comprehensive Income," establishes standards for the reporting and presentation of comprehensive income and its components. Comprehensive income generally encompasses all changes in shareholders' equity from transactions and events from nonowner sources.

Capitalized Product Development

     As from 2002 and in accordance with Swedish GAAP, certain product development expenses are capitalized and amortized over their individually estimated useful lives, starting when the respective products are ready for first delivery, see Notes 1 and 5.

     Under U.S. GAAP, all research and development expenses are charged to earnings as incurred.

Contract with Amersham Biosciences

     Under Swedish GAAP, a contract with Amersham Biosciences has been accounted for as the acquisition of a business which resulted in the recognition of goodwill. This goodwill is being amortized over a period of ten years starting January 1, 1997.

     Under U.S. GAAP, the contract with Amersham Biosciences has been accounted for as purchase of services rendered during a three-year period starting January 1, 1997. Accordingly, the costs of the services purchased have been charged to income as marketing expenses in the period the services were rendered.

Revenue Recognition

     Under Swedish GAAP, sales are recognized when no significant vendor obligation remains and collection of the resulting receivable is probable.

     Under U.S. GAAP, Biacore adopted the American Institute of Certified Public Accountants' Statement of Position ("SOP") 97-2 "Software Revenue Recognition" during the year ended December 31, 1998. When a software arrangement includes more than one element, SOP 97-2 requires that revenue be allocated to all elements based on fair value. If the fair value of all elements is not available, deferral of all revenue is required. Certain of Biacore's sales arrangements include additional services, for which fair value has not objectively been established. Under U.S. GAAP, Biacore therefore defers recognition of the revenue on such arrangements until the additional services are provided to the customers. At December 31, 2000, 2001 and 2002, there were no such unperformed services.

Long-term Investments

     In accordance with Swedish GAAP, long-term investments are carried at cost less write-downs recorded when impairment in value is other than temporary.

     According to U.S. GAAP, these equity securities qualify as "available for sale" and are carried at fair value. The unrealized gains and losses, net of deferred taxes, are classified as a separate component of shareholders' equity until realized.

Foreign Exchange Contracts

     SFAS 133 "Accounting for Derivative Instruments and Hedging Activities" establishes accounting and reporting standards for derivative instruments and hedging activities. In general, SFAS 133 requires that companies recognize all derivatives as either assets or liabilities on the balance sheet and measure those instruments at fair value. Biacore uses derivative instruments to manage the risk of fluctuations in foreign currencies. The Company adopted SFAS 133 for U.S. reporting purposes on January 1, 2001.

     Under both Swedish GAAP and U.S. GAAP, unrealized gains and losses are recorded on forward contracts from the date such contracts are entered. To the extent such contracts qualify as cash flow hedges of forecasted transactions, unrealized gains and losses are deferred until the transaction being hedged is recorded.

     The criteria applied under U.S. GAAP for determining which transactions qualify as cash flow hedges are different from those applied under Swedish GAAP and have not been fulfilled as regards the forward contracts entered into by Biacore to hedge cash flow from forecasted sales. Accordingly, under U.S. GAAP, unrealized gains and losses on such forward foreign exchange contracts are included in net income.

Pensions

     Under Swedish GAAP, Biacore provides for its pension obligations based on actuarial calculations. Under U.S. GAAP, the determination of pension costs and obligations is also based on actuarial assumptions, but the methods and assumptions are different under SFAS No. 87, "Employers' Accounting for Pensions."

     Some of the pension plans are unfunded. However, provisions for pensions are recorded. A summary of the funded status of Biacore's significant defined benefit pension plans in accordance with SFAS No. 87 and SFAS No. 132 "Employers' Disclosures about Pensions and Other Postretirement Benefits" follows.

                                                          As of December 31
                                                         2002    2001    2000

Accumulated vested benefit obligations                 24,554  21,456  19,426

Projected benefit obligation                           30,535  24,947  21,776
Plan assets at fair value                                   -       -       -
Projected benefit obligation in excess of plan assets  30,535  24,947  21,776
Unrecognized prior service cost                         4,811   3,232   3,372
Unrecognized actuarial gain (loss)                     -8,241  -3,516  -2,304
Unrecognized transition obligation                        -99    -108    -116
Liability for FPG/PRI pensions                         27,006  24,555  22,728
Liability for other plans                               6,600   4,188   2,962
Total liability                                        33,606  28,743  25,690

     The changes in the projected benefit obligation in accordance with U.S. GAAP have been caused by the following factors.

                                              For the years ended December 31
                                                         2002    2001    2000

Projected benefit obligation at beginning of the year  24,947  21,776  20,408
Service cost                                            1,138     752   1,166
Interest cost                                           1,372   1,198   1,123
Plan amendment                                         -1,720       -       -
Actuarial losses (gains)                                4,798   1,221    -921
Benefits paid                                               -       -       -
Projected benefit obligation at end of year            30,535  24,947  21,776

     Pension cost calculated in accordance with U.S. GAAP includes the following.

                                              For the years ended December 31
                                                         2002    2001    2000

Service cost benefits earned during the year            1,138     752   1,166
Interest cost on projected benefit obligation           1,372   1,198   1,123
Amortization of unrecognized prior service cost          -141    -140    -141
Amortization of actuarial loss                             73       9      41
Amortization of remaining transition obligation             9       8       8
Net pension cost for FPG/PRI pensions                   2,451   1,827   2,197
Net pension cost for other defined benefit plans        2,776   1,152   1,352
Total pension cost for defined benefit plans            5,227   2,979   3,549

     Assumptions used for the defined benefit plans were:

%                                             For the years ended December 31
                                                         2002    2001    2000

Weighted average discount rate                           5.50    5.50    5.50
Rates of increase in compensation levels                 3.25    3.25    3.00
Inflation rate                                           2.00    2.00    2.00

     Biacore has not yet paid any significant contribution regarding these defined benefit plans.

Social Security Costs on Stock Options

     In accordance with Swedish GAAP, Biacore accrues for social security costs payable on future exercise of stock options and amortizes prepaid insurance premiums against social security expenses over the terms of the respective stock options.

     According to U.S. GAAP, social security costs payable on future exercise of stock options are recorded when the event that triggers the measurement and payment of the tax to the taxing authority occurs.

     In Swedish GAAP for the year 2000, Biacore accrued for social security costs payable on future exercise of stock options, expenses which in accordance with the above were not recorded according to U.S. GAAP. In 2001, Biacore purchased an insurance policy against such social security costs.

Hedge on Social Security Costs of Stock Options

     In order to reduce uncertainty regarding the amount of social security taxes to be paid by Biacore relating to incentive stock options issued, 103,000 of the incentive stock options described in Note 20 have been issued to an investment bank. The consideration for these stock options consists of an entitlement to receive compensation from the investment bank for certain such social security taxes and the estimated fair value of this entitlement is charged to income over the terms of the respective stock options.

     Under U.S. GAAP, in accordance with Emerging Issues Task Force No. 00-19, "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock," the payment for the insurance instrument is considered a derivative asset. The notional amount and fair value of the derivative asset at December 31, 2002 were 500 and 5,145, respectively. Reimbursement received from the investment bank for social security taxes reduces the value of the derivative asset. The fair value of the derivative asset is evaluated at the end of each year and the unrealized gains/losses are recorded in the income statement.

Definition of Subsidiary

     In accordance with Swedish GAAP, the consolidated financial statements include entities in which Biacore International AB, directly or indirectly, holds more than 50% of the voting rights.

     According to U.S. GAAP, entities shall generally be consolidated based upon the criteria of control.

     In 2000, Biacore lent GBP 275 thousand to XenoSense Ltd. In 2002, a further GBP 275 thousand was lent. These loans can be converted to shares in XenoSense. After such conversion, Biacore would own approximately 84% of XenoSense. Through an agreement, Biacore also has certain possibilities to influence XenoSense. Accordingly, under U.S. GAAP, XenoSense is consolidated as a subsidiary to Biacore already in 2001.

Marketable Securities

     Marketable securities consist of industry and mortgage commercial paper, short-term bank deposits and short-term mortgage bonds. Under Swedish GAAP, interest on these securities is recognized ratably from acquisition until maturity or sale.

	Under U.S. GAAP, these assets qualify as "available for sale" and should be carried at fair value. Unrealized gains and losses, net of deferred taxes, should be classified as a separate component of shareholders' equity until realized.

Deferred Taxes

     Deferred taxes are calculated on the U.S. GAAP adjustments described above in accordance with SFAS No. 109, "Accounting for Income Taxes," where appropriate.

     Deferred taxes are also adjusted for a difference between Swedish and U.S. GAAP relating to intercompany profits. Under Swedish GAAP, deferred taxes from elimination of intercompany profits are calculated using the enacted tax rate of the purchaser. Under U.S. GAAP, the deferred tax is calculated using the tax rate of the seller.

Diluted Earnings Per Share

     The basic methodology for calculating diluted earnings per share ("EPS") under U.S. GAAP is consistent with Swedish GAAP. The diluted EPS calculation assumes that proceeds from a hypothetical exercise of options and warrants are used to re-purchase shares. The incremental shares, calculated as the difference between the number of shares assumed issued and the number of shares assumed purchased, are included in the denominator of the diluted EPS computation. The number of shares assumed purchased is determined by dividing the assumed proceeds from exercise by the average market price during the period. However, there is a difference in application. Swedish GAAP requires that the assumed proceeds be discounted. Under U.S. GAAP, the assumed proceeds are not discounted.

Classifications

     Interest expense associated with the Swedish pension liability that is included in interest expense under Swedish GAAP in the amounts of 854, 828 and 1,585 for the years ended December 31, 2000, 2001 and 2002, respectively, would be included in operating expenses under U.S. GAAP.

     The accompanying statements of cash flows are prepared in a format consistent with SFAS No. 95 "Statement of Cash Flows," except for the presentation of marketable securities as liquid funds. Under SFAS No. 95, cash and cash equivalents presented should generally only include items with original maturities of three months or less. Under Swedish GAAP, marketable securities which would not meet the definition of cash and cash equivalents in accordance with SFAS No. 95, have been presented with cash and bank as liquid funds in the statements of cash flows. As a result, changes in the portion of liquid funds not meeting the U.S. GAAP definition of cash and cash equivalents would be classified as investing activities under SFAS No. 95. These differences between Swedish and U.S. GAAP are indicated in the following table.

                                              For the years ended December 31
                                                   2002      2001      2000
Balance sheets
Swedish GAAP
Marketable securities                           273,443   184,838   196,688
Cash and bank                                    78,146    35,970    71,065
Liquid funds                                    351,589   220,808   267,753
U.S. GAAP
Investments in marketable securities            168,802   129,941   121,999
Cash and cash equivalents                       182,787    90,867   145,754
Liquid funds                                    351,589   220,808   267,753

Statements of cash flows
Net increase (decrease) in liquid funds
(Swedish GAAP)                                  130,781   -46,945    26,075
Adjustments
Cash flows from operating activities
Deduction of interest on marketable securities -4,955 -6,347 -5,798 Cash flows from investing activities
Purchase of marketable securities              -335,897  -414,440  -367,468
Sales and maturities of marketable securities 301,991 412,845 438,356 Net increase (decrease) in cash and
cash equivalents (U.S. GAAP)                     91,920   -54,887    91,165

Effect of Recent Pronouncements

     In June 2001, the U.S. Financial Accounting Standards Board issued
SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It is effective for financial statements issued for financial years beginning after June 15, 2002. Biacore is adopting this accounting standard as from its financial year 2003. Management does not expect the impact of the adoption of SFAS No. 143 to be material to Biacore's financial statements.

     In June 2002, the U.S. Financial Accounting Standards Board issued
SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 changes the time of recognition and measurement principle for costs associated with exit or disposal activities to the time a liability is incurred instead of an entity's commitment to a plan and to measurement based on the fair values of liabilities. It is effective for exit or disposal activities initiated after December 31, 2002. Biacore is adopting this accounting standard as from January 1, 2003. Management does not expect the impact of the adoption of SFAS No. 146 to be material to Biacore's financial statements.

     In November 2002, the FASB issued FASB Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 requires a liability to be recognized at the time a company issues a guarantee for the fair value of the obligations assumed under certain guarantee agreements. The provisions for initial recognition and measurement of guarantee agreements are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002. Management does not expect the impact of the adoption of FIN 45 to be material to Biacore's financial statements.

     In December 2002, the U.S. Financial Accounting Standards Board issued
SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure." SFAS No. 148 changes the transition rules which apply in case companies start to recognize grants of incentive stock options as remuneration to be charged to expenses in the income statement. It is effective for financial years ending after December 15, 2002 and interim periods beginning after December 15, 2002, but does not require that incentive stock options be charged to expenses. Biacore is adopting this accounting standard as from the applicable dates. The adoption of SFAS No. 148 has not been and is not expected to be material to Biacore's financial statements. However, if incentive stock options would be stated as expenses in the income statement, then such a change of accounting principles could be material to Biacore's financial statements, mainly by reducing net income and earnings per share and increasing other shareholders' equity.

     In January 2003, the FASB issued FASB Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities - an interpretation of ARB No. 51." FIN 46 addresses consolidation by business enterprises of variable interest entities (previously often referred to as special-purpose entities, SPEs). It requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. Variable interest entities that effectively disperse risks will not be consolidated unless a single party holds an interest or combination of interests that effectively recombines risks that were previously dispersed. The primary beneficiary of a variable interest entity is the party that absorbs a majority of the entity's expected losses, receives a majority of its expected residual returns, or both, as a result of holding variable interests, which are the ownership, contractual, or other pecuniary interests in an entity. The ability to make decisions is not a variable interest, but it is an indication that the decision maker should carefully consider whether it holds sufficient variable interests to be the primary beneficiary. An enterprise with a variable interest in a variable interest entity must consider variable interests of related parties and de facto agents as its own in determining whether it is the primary beneficiary of the entity. FIN 46 applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. Management does not expect the impact of the adoption of FIN 46 to be material to Biacore's financial statements.

Item 18. FINANCIAL STATEMENTS

     See Item 17.


Item 19. EXHIBITS

Document                                                            Reference

1.   Articles of Association of                  Exhibit to Form 20-F for the
     Biacore International Aktiebolag (1)        year ended December 31, 1999

4a.  Biacore Stock Option Plan 2000 (1)            Form S-8 filed during 2000
4b.  Biacore Stock Option Plan 2001 (1)            Form S-8 filed during 2001
4c.  Biacore Stock Option Plan 2002 (1)            Form S-8 filed during 2002

6.   Earnings Per Share

8.   Subsidiaries                                          See Item 4C herein

10.  Consent of Auditors

(1) These documents are incorporated by reference to documents previously filed with the SEC.


SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date   June 16, 2003
Biacore International AB (publ)
/s/    Ulf Jonsson
Name   Ulf Jonsson
Title  President and Chief Executive Officer


CERTIFICATIONS

I, Ulf Jonsson, certify that:
1. I have reviewed this annual report on Form 20-F of Biacore International AB
   (publ);
2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;
3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;
4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:
   a. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;
   b. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and
   c. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;
5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):
   a. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and
   b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and
6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date   June 16, 2003
/s/    Ulf Jonsson
Name   Ulf Jonsson
Title  President and Chief Executive Officer


I, Lars-Olov Forslund, certify that:
1. I have reviewed this annual report on Form 20-F of Biacore International AB
   (publ);
2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;
3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;
4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:
   a. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;
   b. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and
   c. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;
5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):
   a. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and
   b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and
6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date   June 16, 2003
/s/    Lars-Olov Forslund
Name   Lars-Olov Forslund
Title  Executive Vice President and Chief Financial Officer