Form 20-F
period 2003-12-31
BIACORE INTERNATIONAL AB
filed 2004-06-23
CIK 1026658

UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 20-F

[ ] Registration statement pursuant to section 12(b) or (g) of the
    Securities Exchange Act of 1934
                                      or
[X] Annual report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934
    For the financial year ended December 31, 2003
                                      or
[ ] Transition report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934
    For the transition period from ________ to ________

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

    Title of Each Class              Name of Each Exchange on Which Registered
    Ordinary Shares of SEK 10 each   The Nasdaq Stock Market until May 21, 2004

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


TABLE OF CONTENTS

Introduction
Cautionary Statement Regarding Forward-Looking Statements
Part I
Item 1.   Identity of Directors, Senior Management and Advisors
Item 2.   Offer Statistics and Expected Timetable
Item 3.   Key Information
          A. Selected Financial Data
          B. Capitalization and Indebtedness
          C. Reasons for the Offer and Use of Proceeds
          D. Risk Factors
Item 4.   Information on the Company
          A. History and Development of the Company
          B. Business Overview
          C. Organizational Structure
          D. Property, Plant and Equipment
Item 5.   Operating and Financial Review and Prospects
          A. Operating Results
          B. Liquidity and Capital Resources
          C. Research and Development, Patents and Licenses, etc
          D. Trend Information
          E. Off-Balance Sheet Arrangements
          F. Tabular Disclosure of Contractual Obligations
Item 6.   Directors, Senior Management and Employees
          A. Directors and Senior Management
          B. Compensation
          C. Board Practices
          D. Employees
          E. Share Ownership
Item 7.   Major Shareholders and Related Party Transactions
          A. Major Shareholders
          B. Related Party Transactions
          C. Interests of Experts and Counsel
Item 8.   Financial Information
          A. Consolidated Statements and Other Financial Information
          B. Significant Changes
Item 9.   The [Offer and] Listing
          A. [Offer and] Listing Details
          B. Plan of Distribution
          C. Markets
          D. Selling Shareholders
          E. Dilution
          F. Expenses of the Issue
Item 10.  Additional Information
          A. Share Capital
          B. Memorandum and Articles of Association
          C. Material Contracts
          D. Exchange Controls
          E. Taxation
          F. Dividends and Paying Agents
          G. Statement by Experts
          H. Documents on Display
          I. Subsidiary Information
Item 11.  Quantitative and Qualitative Disclosures About Market Risk
          A. Foreign Currency Risk
Item 12.  Description of Securities Other than Equity Securities
Part II
Item 13.  Defaults, Dividend Arrearages and Delinquencies
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
Item 15.  Controls and Procedures
Item 16A. Audit Committee Financial Expert
Item 16B. Code of Ethics
Item 16C. Principal Accountant Fees and Services
Item 16D. Exemptions from the Listing Standards for Audit Committees
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
Part III
Item 17.  Financial Statements
Item 18.  Financial Statements
Item 19.  Exhibits
Signatures


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

     Biacore publishes its financial statements expressed in Swedish kronor
(SEK). In this Annual Report, references to "SEK" or "krona" are to the lawful currency of Sweden and references to "USD" or "U.S. dollar" are to the lawful currency of the United States. Solely for the convenience of the reader, this Annual Report contains translations of certain SEK amounts into USD amounts at specified rates. Unless otherwise stated, the translations of SEK into USD have been made at the noon buying rate in New York City for cable transfers in SEK, as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") in effect on December 31, 2003, which was
USD 1 = SEK 7.1950. See Item 3A "Selected Financial Data - Exchange Rates" for historical information regarding the Noon Buying Rate. Although the Swedish krona is a convertible currency and Sweden currently has no or limited foreign exchange restrictions, no representation is made that SEK have been, could have been or could be converted into USD at the rates indicated or at any other rate.

     All financial information in this annual report has been prepared in accordance with accounting principles generally accepted in Sweden ("Swedish GAAP"), unless otherwise stated. These accounting principles differ in certain significant respects from accounting principles generally accepted in the United States ("U.S. GAAP"). See Note 26 for a reconciliation of the principal differences between Swedish GAAP and U.S. GAAP affecting Biacore's net income and shareholders' equity.

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

     Biacore may also make forward-looking statements in other written materials, including other documents filed with or furnished to the U.S. Securities and Exchange Commission (SEC). In addition, Biacore's senior management may make forward-looking statements orally to analysts, investors, representatives of the media and others. In particular, among other statements, certain statements in this annual report with regard to customer demand, market growth, competition, technology combinations, sales, earnings per share and other statements relating to Biacore's future business development are forward looking in nature. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as "anticipate," "target," "expect," "estimate," "intend," "plan," "goal," "believe," or other words of similar meaning.

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


PART I


ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

     Not applicable.


ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.


ITEM 3. KEY INFORMATION

A. SELECTED FINANCIAL DATA

     The following table sets forth selected financial data for Biacore for each of the years in the five-year period ended December 31, 2003. The financial statements of Biacore for each of the years in the three-year period ended December 31, 2003 and as of December 31, 2001, 2002 and 2003 have been included elsewhere herein. The selected financial data set forth in the following table, other than "other data," are qualified by reference to these financial statements of Biacore and the notes thereto, which have been audited by PricewaterhouseCoopers AB, independent public accountants, or its predecessors. The financial statements have been prepared in accordance with Swedish GAAP, which differ in certain significant respects from U.S. GAAP. A discussion of the principal differences between Swedish GAAP and U.S. GAAP as they relate to Biacore are summarized in Note 26 of Notes to Financial Statements. The following information should be read in conjunction with Item 5 "Operating and Financial Review and Prospects" and the financial statements and the related notes thereto included elsewhere herein.

Amounts are in thousands,          As of and for the years ended December 31
except per share and other     2003     2003     2002     2001     2000     1999
data, unless otherwise      USD (1)     SEK       SEK      SEK      SEK      SEK
stated

Income statement data

Swedish GAAP

Sales                        71,654  515,549  614,154  543,717  438,820  340,414
Cost of sales               -13,067  -94,016 -100,930  -99,800  -78,096  -66,213
Marketing                   -22,988 -165,401 -199,817 -188,696 -147,383 -113,994
Administration               -9,886  -71,129  -68,271  -86,739  -60,827  -34,782
Research and development    -10,921  -78,575 -104,370 -104,667  -72,760  -52,889
Operating foreign currency
gains and losses             -2,042  -14,689  -16,644    4,539    3,167    2,206
Other operating income           56      401   20,982      742        9       32
Other operating expenses        -12      -89      -10        -        -     -253
Amortization of goodwill       -562   -4,047   -4,515   -4,964   -4,956   -6,882
Items affecting
comparability (2)            -8,126  -58,463        -        -        -        -
Operating income              4,106   29,541  140,579   64,132   77,974   67,639
Gain on sale of
long-term investments           173    1,246        -    4,605        -        -
Write-downs of
long-term investments             -        -  -28,655        -        -        -
Reversal of write-down of
long-term investments           389    2,801        -        -        -        -
Interest income               1,313    9,444   10,158    9,981    8,411    7,329
Interest expense               -229   -1,645   -1,833   -1,055   -1,054     -732
Financial foreign currency
gains and losses                  4       26      -16      199    1,326      991
Other financial income
and expenses                      -        -        -       -5        -       34
Financial items, net          1,650   11,872  -20,346   13,725    8,683    7,622
Income after financial items  5,756   41,413  120,233   77,857   86,657   75,261
Income taxes                    408    2,938  -40,096  -27,588  -27,536  -24,016
Minority interest                 -       -2      623        -        -        -
Net income                    6,164   44,349   80,760   50,269   59,121   51,245

Basic earnings per share       0.63     4.55     8.28     5.16     6.06     5.26
Diluted earnings per share     0.63     4.53     8.20     5.04     6.02     5.26

U.S. GAAP

Net income                   -1,929  -13,877   74,644   51,262   75,024   49,090
Basic earnings (loss)
per share                     -0.20    -1.42     7.66     5.26     7.69     5.03
Diluted earnings (loss)
per share                     -0.20    -1.42     7.66     5.23     7.67     5.03

Sales by region

Americas                     31,770  228,583  270,524  249,347  191,872  141,199
Europe                       18,971  136,496  173,894  151,004  139,152  116,203
Asia-Pacific                 20,913  150,470  169,736  143,366  107,796   83,012
Total sales                  71,654  515,549  614,154  543,717  438,820  340,414

Financial structure

Swedish GAAP

Operating capital            42,531  306,007  327,410  336,476  188,294  207,247
Long-term investments           135      971    7,920   40,470   68,025   17,214
Net interest-bearing assets  43,409  312,328  313,938  193,058  243,582  212,748
Net payable and deferred
income tax asset              1,616   11,637  -13,745     -769   -5,770   -8,069
Minority interest              -108     -780     -853        -        -        -
Shareholders' equity         87,583  630,163  634,670  569,235  494,131  429,140

Total assets                113,890  819,442  831,431  730,934  643,769  569,985
Number of shares, thousands   9,750    9,750    9,750    9,750    9,750    9,750
Average number of shares,
thousands                     9,750    9,750    9,750    9,950    9,750    9,750
Average number of shares,
diluted, thousands            9,787    9,787    9,851    9,981    9,817    9,750

U.S. GAAP

Shareholders' equity         77,393  556,840  617,099  556,227  478,980  398,654
Average number of shares,
diluted, thousands            9,750    9,750    9,750    9,805    9,780    9,750

Other data

Operating margin, %             5.7      5.7     22.9     11.8     17.8     19.9
Return on operating capital, %  9.3      9.3     42.4     24.4     39.4     38.7
Return on equity, %             7.0      7.0     13.4      9.5     12.8     12.9
Interest coverage, times       26.2     26.2     66.0     74.4     83,2    103.8
Equity ratio, %                77.0     77.0     76.4     77.9     76.8     75.3
Capital expenditures          2,275   16,366   31,764   39,979   14,236   22,922
Dividend per share             0.42     3.00     3.00        -        -        -
Average number of employees (3) 336      336      319      269      212      183

(1) Solely for the convenience of the reader, SEK amounts have been translated into USD at the Noon Buying Rate on December 31, 2003 of
     USD 1 = SEK 7.1950. Such translated amounts are unaudited.

(2)  See Note 4 of Notes to Financial Statements.

(3) Average number of employees is calculated by dividing the total number of hours worked at Biacore during the year by the number of working hours constituting a full-time working year.

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

Net payable and deferred     The total of income tax receivables and deferred
income tax asset             tax assets, less the total of income taxes payable
                             and provisions for deferred taxes.

Operating capital            The net balance of assets and liabilities except
                             for long-term investments, net interest-bearing assets, and net payable and deferred income tax asset.

Operating margin             Operating income divided by sales.

Return on equity             Net income divided by average shareholders' equity.

Return on operating capital  Operating income divided by average operating capital.

EXCHANGE RATES

	During the last five years, the exchange rates for the U.S. dollar against the Swedish krona based on the Noon Buying Rate have been as follows.

SEK per USD    Average rate (1)

1999                    8.3007
2000                    9.2200
2001                   10.4328
2002                    9.6571
2003                    8.0351

(1) The average of the Noon Buying Rates on the last business day of each full month.

     Since December 2003, the monthly high and low Noon Buying Rates have been as follows.

SEK per USD       High     Low

2003, December  7.5420  7.1950
2004, January   7.4120  7.0850
2004, February  7.4330  7.1295
2004, March     7.6620  7.3660
2004, April     7.7510  7.4650
2004, May       7.7725  7.4170

     On December 31, 2003 and June 18, 2004, the Noon Buying Rate was SEK 7.1950 and SEK 7.5560 per USD, respectively.

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

De-Listing of Biacore from Nasdaq National Market

     Beginning in 1996, Biacore American Depositary Shares had been listed on Nasdaq National Market. However, the frequency and amount of trading of ADSs was limited and the cost of maintaining such listing increased. Therefore, during the first half-year 2004, Biacore decided on and executed de-listing of its ADSs from Nasdaq National Market. The de-listing is effective as of May 21, 2004. Biacore's ordinary shares are listed on the Stockholm Stock Exchange. Subject to restrictions concerning the ownership of non-U.S. registered shares by U.S. persons, Biacore ADSs may, during a limited period and against payment by the ADS holder of a certain charge, be cancelled in exchange for ordinary shares listed on the Stockholm Stock Exchange. It is currently expected that this period will end on November 22, 2004. Thereafter, the depositary may sell the ordinary shares underlying the ADSs and distribute the net proceeds to the holders of the ADRs when holders of ADRs surrender their ADRs to the depositary.

Technological Change

     The business environment in which Biacore operates, including Surface Plasmon Resonance (SPR) based systems that measure interactions between biomolecules and other biotechnologies, is characterized by extensive technological change, which is expected to continue at a rapid pace. Existing and potential competitors are investing substantial amounts of resources in research and development. There can be no assurance that technological developments by others will not limit Biacore's ability to expand its business or render Biacore's technologies, products and services obsolete or uneconomical.

     Research and development projects are subject to high risk. They generally relate to issues which have not been thoroughly investigated before. Unexpected problems often appear, and research and development projects are sometimes discontinued for lack of success. These and other factors, such as changes in forecasted income from certain technologies, may lead to immediate costing of material capitalized development costs.

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

Customer Demand

     The life science research market has grown over many years. While Biacore currently expects this market to continue to grow, market growth is difficult to predict. The development of biotechnology has not progressed as rapidly as many had predicted and the pace of development has slowed down in recent years. Factors such as the already high level of mergers in the pharmaceutical industry, with research laboratories being combined and rationalized, are believed to limit market growth and at times reduce demand. Biacore's sales in the year 2003 decreased by 16% compared with 2002, and during the first quarter of 2004, Biacore's sales fell by 11% compared with the first quarter of 2003. See also the two subsections "Funding of Customers" and "High Fixed Costs, Dependence on Individual Orders, Seasonality and Limited Forecasts" below,
Item 5A Operating Results - Year Ended December 31, 2003 Compared with 2002 and
Note 25 of Notes to Financial Statements.

Funding of Customers

     Currently, approximately 55% of Biacore's products are sold to academic or government research laboratories, private research foundations and other institutions, the funding of which may depend on grants from government agencies. Research funding by governments is subject to political risk, including fluctuating current political priorities and competition from other technologies as they become available. In addition, government budgets for research funding in all countries may be subject to general political trends and changes in economic growth and government finances, calling for reduced governmental expenditures. Reduction in governmental funding for research or deferral of the availability of such funding may materially affect the ability of Biacore's prospective customers to acquire Biacore's products, which may have a material adverse effect on Biacore's financial condition and results of operations.

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

High Fixed Costs, Dependence on Individual Orders, Seasonality and Limited Forecasts

     Substantial gross margins and a high proportion of relatively fixed research and development, marketing and administrative expenses make the level of Biacore's net income particularly subject to variations in sales. Any slow-down in sales could have a material negative impact on net income.

     Each analytical system that Biacore markets has a high unit value and the number of analytical systems sold is comparatively small. This makes analysis of changes in trends more difficult and increases uncertainty relating to future sales during individual periods as a small decline in the number of units sold may cause a significant decline is income.

     Historically, Biacore has had approximately 30% or more of annual sales in the fourth quarter of each year. Combined with high fixed costs and significant dependence on individual orders, the disproportionate amount of sales late in the year has caused operating income to vary substantially between different quarters and made forecasts of annual sales and income highly uncertain.

     In addition, sales within each quarter have often been higher in the third than in the first and second months.

     As a result of these factors, Biacore has often not published any forecast of income, has only provided limited indications of future sales and in the future may not provide any forecast at all.

     Fluctuations in sales and income could affect the market price of Biacore's Shares and any other financial instrument issued by Biacore in a manner unrelated to the longer-term operating performance of Biacore.

Potential Adverse Effect of Exchange Rate Fluctuations

     Approximately 99%, 97% and 97% of Biacore's sales in 2001, 2002 and 2003, respectively, were derived from customers located outside Sweden and were generally denominated in currencies other than the Swedish krona, including the U.S. dollar, the Japanese yen, the euro and the British pound. Production and research and development are mainly carried out in Sweden. Therefore, Biacore has larger expenses than revenues denominated in Swedish kronor. As a result, appreciation of the Swedish krona would tend to reduce Biacore's operating income margins.

Taxation

     The interpretation of tax laws involves judgement. It is therefore common for tax experts not to provide firm opinions. Management may then rely on indications from tax experts, and management's own understanding of complex and subjective tax issues. Conditions under which taxes have been calculated may turn out not to have been fulfilled and actual taxes for past periods may be materially different from those estimated, paid or accrued for.

Acquisitions and Joint Ventures

    Biacore's plan for growing its business includes not only organic growth but also the possibility of acquisitions and joint ventures. Biacore may not be able to complete such acquisitions and joint ventures. Furthermore, the process of integrating an acquired or co-managed business, project, technology, service or product may result in unforeseen difficulties, expenses and dilution of existing investors' ownership. Finally, acquisitions generally lead to reduction of liquid funds, increased debt, increased goodwill or other intangible assets, increased amortization of intangible assets and, therefore, substantially increased financial risk.

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

Dependence on Certain Sources of Supply

     Biacore purchases components and other materials from a limited number of suppliers, occasionally on a just-in-time basis. Certain components are only available from a single supplier. From time to time, suppliers may cease operating, extend lead times, limit supply to Biacore or increase prices due to capacity constraints, fires or other factors, which may adversely affect Biacore's financial condition and results of operations.

Key Personnel

     Biacore relies upon a number of key executives and employees, including the President of Biacore. The loss of services of any of Biacore's key executives or employees could have a material adverse effect on its financial condition and results of operations.

Ability to Attract and Retain Skilled Staff

     The high technology and continuously rapid changes necessary to be able to satisfy the requirements of Biacore's existing and potential new customers put high demands on Biacore being able to attract and retain highly competent staff, both in scientific, product development, marketing, management and other functions. Biacore attempts to attract and retain key staff by offering challenging career opportunities, a professional company culture and competitive financial compensation. However, applicable markets for employees with relevant skills are very tight. The general unemployment rate in the Stockholm/Uppsala area, where most of Biacore's research and development, production and certain other functions are located, is approximately 4.1%. The corresponding unemployment rate for skilled scientists, relevant engineers and other key personnel is believed to be substantially lower. In a high technology industry such as Biacore's, any failure to attract and retain highly skilled staff could have a material adverse effect on its financial condition and results of operations.

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

Stock Options

     At December 31, 2003, Biacore had 771,475 long-term stock options outstanding. These stock options are exercisable at prices between SEK 178 and SEK 363. The options are exercisable, and any new shares issued therefore payable, between May 2006 and May 2011. Although exercise of these stock options may increase shareholders' equity per share and/or net tangible assets per share, the possibility of such exercise may have a dilutive effect on earnings per share. See also Notes 23 and 26 of Notes to Financial Statements.

Accounting standards, policies and issues

     Accounting standards and policies are subject to interpretation and continuous change. Currently reported financial statements may be restated in the future as an effect of for example changes in accounting standards. Accounting policies and issues that Biacore currently believes involve significant uncertainty include research and development, impairment of intangible assets, incentive stock options, amortization of goodwill and deferred taxes. See also Item 5A "Operating Results - Important Accounting Policies and New Accounting Standards."

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


Item 4. INFORMATION ON THE COMPANY

A. HISTORY AND DEVELOPMENT OF THE COMPANY

LEGAL ENTITY

     The legal and commercial name of the Company is Biacore International AB
(publ). It is domiciled in Sweden, was formed at a shareholder's meeting on September 10, 1996 and registered as a limited liability corporation ("aktiebolag") on October 1, 1996 under the Swedish Companies' Act ("Aktiebolagslagen"), primarily acts as a holding company and has no operating revenue of its own apart from sales of services to other group companies. The registered office address is Rapsgatan 7, 754 50 Uppsala, Sweden, the website is www.biacore.com and the telephone number is +46 18 675700.

IMPORTANT EVENTS IN THE DEVELOPMENT OF THE COMPANY'S BUSINESS

     Biacore began developing its SPR-based technology in 1984, when expertise and know-how from several independent research activities were collected within Biacore International AB's predecessor, Pharmacia Biosensor AB. In 1990, the first commercial product was sold. In 1996, Pfizer (Pharmacia) incorporated Biacore International AB and made it the new holding company of the Biacore Group. Later in 1996, Pfizer (Pharmacia) divested 59% of the Company and Biacore was listed on the O-list of the Stockholm Stock Exchange and on the Nasdaq National Market in the United States.

     During 2002, Biacore moved its headquarters from Uppsala, Sweden to Neuchatel in Switzerland. The domicile and principle place of operations remains Uppsala, Sweden.

     During the first half-year 2004, Biacore decided to de-list its shares from Nasdaq National Market. The de-listing is effective since May 21, 2004. Biacore's ordinary shares are listed on the Stockholm Stock Exchange. See also
Item 3D Risk Factors - De-Listing of Biacore from Nasdaq National Market.

     One of Biacore's most important current projects relates to the development of SPR array technology, which Biacore currently expects to lead to the launch of a commercial product based on this technology in approximately the second half-year 2004. Biacore believes that such a product would be of particular use within the drug discovery sector.

PRINCIPAL CAPITAL EXPENDITURES AND DIVESTITURES

     During 2001, 2002 and 2003, annual capital expenditures on machinery and equipment were SEK 31 million, SEK 15 million and SEK 14 million, respectively. During the same period, SEK 9 million, SEK 17 million and SEK 3 million were invested in buildings, mainly a logistics unit and offices in Uppsala.

     Investments in intangible assets amounted to SEK 58 million, SEK 7 million and SEK 50 million in 2001, 2002 and 2003, respectively. Of the amount in 2001, USD 5 million (SEK 53.6 million) related to the acquisition of a license from Axiom Biotechnologies Inc. ("Axiom") (see Notes 2 and 8 of Notes to Financial Statements). Of the amounts in 2002 and 2003, SEK 5.0 million and SEK 44.9 million, respectively, related to capitalized product development (see notes 1 and 8 of Notes to Financial Statements).

     In 2001, Biacore received SEK 32 million from the sale of long-term investments, which related to the sale of 1,000,000 shares in Axiom to Axiom for USD 3 million. The two transactions with Axiom in 2001 referred to in this and the prior paragraph were negotiated simultaneously and the payments of USD 5 million to Axiom and USD 3 million from Axiom were netted. In 2002, the remaining shares in Axiom were exchanged for shares in Sequenom, Inc. (see also
Note 10 of Notes to Financial Statements). In 2003, the book value of the license acquired from Axiom Biotechnologies Inc. in 2001 was entirely written down (see Note 8 of Notes to Financial Statements).

     Biacore currently has no significant capital expenditure or divestment in progress except as set forth in Item 4D "Property, Plant and Equipment." See also Item 5B "Liquidity and Capital Resources" and Notes 1 and 8 of Notes to Financial Statements in relation to capitalization of product development, which is not included in Biacore's definition of capital expenditure (see Item 3A Selected Financial Data).

B. BUSINESS OVERVIEW

GENERAL

     Biacore develops, manufactures and markets analytical systems (generally consisting of an instrument, computer and software) that are used for determining the binding properties of biomolecules and their concentration in a sample. The systems perform continuous optical measurement and computer-based analysis of biochemical reactions as they occur, utilizing the quantum physical phenomenon of surface plasmon resonance (SPR). The technology has been developed by Biacore and Biacore has a global market share of approximately 90%, measured by its share of references to SPR-based systems in scientific literature. Identifying and characterizing the sometimes small changes in the way biomolecules interact can increase understanding of the causes of disease as well as the differences in the effectiveness of different drug therapies. Biacore's products have many applications in for example proteomics, cancer research, immunology, infectious diseases, neurology and clinical research. But the technology can also be applied in other areas, for example quality control, food analysis and environmental control. Biacore's customers primarily include medical and life science laboratories within the pharmaceutical, biotechnology and food industries, universities and research institutes. The Company also offers consumables and related services.

     Biacore believes that it has a well-balanced customer base spanning the world's leading life science research institutes, leading companies in the pharmaceutical and biotechnology industries, and major food manufacturers. This wide-ranging customer base has helped the Company handle the significant downturn in sales to early-stage drug discovery customers it experienced in 2003.

     In recent years, Biacore has concentrated on the opportunities for its SPR technology to drug discovery customers. In order to achieve this, Biacore has continued to broaden its product offering with systems that are dedicated to important specific applications of its key customer groups.

     Biacore's growth strategy is focused on providing its key customer groups with a growing range of targeted systems and disposables allowing them to use Biacore's technology across many of the important steps in the development of new medicines.

SPR - Applications across Life Science Research

     The data that Biacore's SPR technology can generate on the interaction between biomolecules means that these systems have broad applications within life science research. Historically, Biacore's product offering has been directed towards leading academic or government-funded life science laboratories around the world and this is the Company's core customer base.

     More recently, Biacore's strategy has been to exploit the potential of its SPR technology to enhance the efficiency of the drug discovery and development process. This strategy has led the Company to introduce a number of systems dedicated to key data points in the drug discovery and development process. These systems include Biacore(r)S51, Biacore(r)C and Biacore(r)3000 in conjunction with the new GxP package (the GxP package facilitates the fulfilment of regulatory requirements).

Working with Leading Life Science Research Labs

     The important role of leading academic and government-funded laboratories in developing new insights into the causes of disease has led Biacore to invest a significant portion of its marketing and product development activities on this key customer group. The increasing number of publications coming out of these academic labs using SPR as their key analytical tool underscores Biacore's belief that SPR technology is already making a major contribution to a better understanding of the molecular causes of many diseases. As of 2003, more than 3,200 papers based on SPR technology had been published in peer-reviewed journals. These papers focus on a wide range of applications including key areas of life science research such as oncology, neuroscience, immunology and infectious diseases.

The Life Science Analytical Market

     Biacore is a niche player in the global analytical and life science instrumentation market. In 2002, the overall market for these systems was estimated to be USD 24 billion (Instrument Business Outlook - January 2003).

     The consumers of analytical and life science instrumentation are:

- Government and academic institutions involved in life science research.
- Pharmaceutical and biotechnology companies.
- Other diverse fields including independent test laboratories, agriculture/ food and chemistry/polymer.

     In 2003, the key development in the market was the sharp slowdown in overall spending by pharmaceutical and biotechnology companies. This was caused by a number of factors, such as:

- A natural slowing in investment after the major investments that had been made in both genomics and high-throughput screening (HTS) technologies over the past several years.
- A strategic shift in spending to later stages of the drug discovery and development activities by many pharmaceutical companies.
- Cutbacks in overall R&D spending by smaller/mid-sized biotechnology companies given the difficult financing environment for many of them.

     These trends impacted Biacore's business, particularly as the Company's systems are considered to be major investments by many customers.

     Fortunately, Biacore was, to some extent, cushioned from the worst of these effects by the growing sales of recent introductions such as Biacore(r)S51, Biacore(r)C and the Biacore(r)3000 GxP combination.

     Another key factor that limited the decline in Biacore's 2003 sales to 9%, excluding currency effects, was the Company's business with academic and government life science research laboratories.

     Biacore continues to believe that its SPR technology has considerable growth potential. For example, the introduction of Biacore's first system based on its SPR array technology, planned for the second half of 2004, will further extend the technology's applications in life science research.

Understanding Disease - Means Better Medicines

     Biacore believes that growing demand for new medicines from both the public at large and the pharmaceutical industry will continue to create significant opportunities for Biacore's SPR technology.

     Building better insights into the molecular basis of disease and normal processes within biological systems drives much of the research currently undertaken in the world's leading life science research laboratories. These include the National Institutes of Health (NIH), the Ludwig Institute for Cancer Research, the National Cancer Institute (NCI) and Cancer Research U.K.

     Major research institutions are key customers for Biacore's SPR technology, which offers the ability to generate real-time functional data on biomolecular interactions in biological systems. In many cases, Biacore's systems can deliver this data set from samples with characteristics that mean they generally cannot be handled by other technologies.

     This high-quality data allows scientists to develop a better understanding of biological systems. Based on this and on improved knowledge of disease processes, better decisions can be made about which new drugs to develop.

SPR Technology - Essential to Proteomics Research

     The sequencing of the human genome in 2001 resulted in a wealth of new genetic information becoming available to researchers. The unraveling of the information on the proteins derived from these gene sequences - the study of which is called proteomics - is important to the development of new medicines.

     At present, the proteomics research market is divided into two key areas:

- Protein mapping, which focuses on discovering and identifying the proteins in a particular sample/cell.
- Functional/interaction proteomics, which aims to discover the role of the proteins in a particular biological system.

Functional Proteomics - Enhanced Capabilities

     The functional proteomics market represents a major opportunity for Biacore, given that the function of a significant proportion of the proteins found in humans is unknown. This means that there is a great need to determine the functions of many of the proteins in a cell, to determine whether they are involved in the disease process, and whether their activity can be altered by novel drugs. Generating this crucial information is called functional proteomics.

     Discovering the function of a protein centers on establishing the interactions of that protein with other molecules, something to which the real-time capabilities of Biacore's SPR technology is well suited. A key advantage of Biacore's SPR technology is that nearly all of the data is generated using proteins in their near native state. This is crucial when conducting studies with proteins, as it is their complex, native three-dimensional structure that dictates their in vivo function.

     Using Biacore's SPR technology to identify binding partners to a novel protein, researchers can begin to discover the pathways in which it is involved. This is done via a process called "ligand fishing." Ligand fishing is a key application of Biacore's SPR technology and is an essential element of functional proteomics, as it links a receptor of potential disease or therapeutic interest to a chemical structure (ligand) that might form the basis of a new pharmaceutical product.

     Biacore's SPR technology has a number of advantages when it is used for ligand fishing. These include:

- The ability to screen complex mixtures as a source of ligands with only minimal sample preparation.
- The ability to repeat these experiments consistently, owing to Biacore's well-designed microfluidics systems.
- The very high sensitivity of Biacore's systems, which makes them particularly suitable for finding chemical structures (molecules) that only bind with low affinity to the proteins of interest.

     In March 2003, Biacore enhanced its product offering with the launch of a major new innovation for accelerating research in functional proteomics. The capabilities of Biacore(r)3000 were extended through the addition of better recovery functionality and a direct MALDI mass spectrometry sample deposition. This new capability will enable researchers to further analyze samples from Biacore(r)3000 using either MALDI-TOF, or even TOF/TOF mass spectrometry to identify the molecules of functional interest.

     This new automated SPR-MS functionality for Biacore(r)3000 was developed by Biacore as part of its ongoing collaboration with Bruker Biosciences Corp., which is working to create a comprehensive technology solution for functional proteomics studies.

     The SPR technology of Biacore(r)3000 provides the means of detecting, capturing and delivering valuable protein without any labeling or modification. Subsequent sequencing by mass spectrometry is facilitated by automated sample preparation including an option to deposit sample direct onto the MALDI plate. This means that researchers now have ready access to critical functional SPR data on protein-protein or protein-peptide interactions, combined directly with mass spectrometric identification and characterization of novel proteins.

     Given the potential growth of the functional proteomics market and the ability of Biacore's SPR technology to unravel this important functional information, proteomics has been a key area for Biacore's marketing efforts to the world's leading life science research centers. In 2004, Biacore intends to increase its marketing investment in the proteomics area ahead of the launch of its first system based on its new SPR array technology.

Working with our Pharmaceutical and Biotechnology Customers

     In addition to providing insights into the molecular causes of disease, Biacore's SPR technology plays a role in the discovery and development of new medicines.

     A key attribute of SPR technology is that it provides pharmaceutical and biotechnology companies with the ability to discover and develop new drugs more economically. This economic benefit derives from the technology's ability to generate high-quality data at important points of the development process. This, in turn, generally allows more-informed decisions to be made earlier about which targets to focus on or which drug candidates to develop.

     An important element of Biacore's strategy to extend its pharma/biotech business has been to develop new systems that tackle some of the key problems faced by the pharmaceutical and biotechnology industries.

Biacore(r)3000 - Focused on Early Drug Discovery Applications

     Until recently, Biacore's business with the pharmaceutical and biotechnology industries has revolved around Biacore(r)3000, a system that the industry has used for important early-stage drug discovery applications including:

- Target identification and validation, an important step prior to starting the HTS (high throughput screening) of chemical libraries. In order to screen these libraries for the most appropriate new drug candidate molecules, it is vital that the target being screened is actually of value as a potential point of therapeutic intervention.
- Assay development and validation for HTS. In order for HTS to actually find molecules of value, the assays used in these high-throughput screens must reflect accurately the target that any future drugs will be developed against.

     High-quality binding data are important for determining the most appropriate targets within a biological system, against which new drugs can be developed. Such analysis may be performed using Biacore(r)3000. In addition, once the most suitable target has been identified, this same system can be used to develop and optimize the assays needed to run the HTS process.

     In 2003, demand from early-stage drug discovery customers declined significantly as:

- Pharmaceutical companies shifted the mix of their R&D resources away from early-stage activities to later-stage programs in order to replenish their clinical development pipelines as rapidly as possible.
- Biotechnology companies cut back on their research spending and investment, as the industry's uncertain financing environment took its toll.

     Given that these developments led to a near absence of sales to this customer group in 2003, the Company is hopeful of seeing some recovery in demand in 2004 and 2005.

Lead Optimization - SPR has the Potential to Add Significant Value

     A serious bottleneck in the development of new pharmaceuticals occurs in the area of lead optimization and secondary screening. Once a 'hit' has been achieved during HTS, the molecule has to be optimized in terms of its activity in order to generate the best medicine possible. In addition, other characteristics of the molecule have to be investigated to assess its potential impact on the effectiveness of the drug when given to humans.

     Biacore believes that many companies in the pharmaceutical industry will be able to generate better drugs from their lead optimization process and secondary screening activities by using SPR technology. Biacore(r)S51, which Biacore introduced in 2001, is the Biacore(r) system that addresses the critical bottlenecks in the drug discovery process downstream of HTS. Biacore believes that Biacore(r)S51 can provide more relevant biological information on compound activity, in a single assay, than any other technology available today.

     One of the limiting factors in developing drugs faster is the need to convert 'hits' generated from HTS into lead compounds for pre-clinical evaluation. Biacore(r)S51 can rapidly and efficiently address the key steps in the 'hit-to-lead' selection process. In 2003, Biacore introduced a new software upgrade package and two new sensor chips for its Biacore(r)S51 system to facilitate increased assay flexibility and data evaluation options, thus strengthening the instrument's functionality in the areas of:

- Rapid confirmation of HTS 'hits'.
- Comprehensive kinetic characterization of potential lead compounds.
- Detailed kinetics based QSAR (quantitative structure activity relationship) to drive lead optimization.
- Rapid in vitro early ADME (absorption, distribution, metabolism and excretion) analysis to maximize lead selection criteria and define likely in vivo behavior.

     In addition, the upgrade will streamline the simultaneous screening of compounds against two targets in a single assay run, where different assay methodologies are required.

     A major benefit of using Biacore's SPR technology in these areas is that it can highlight problems with a drug candidate earlier in its development. This helps prevent the pharmaceutical company spending large sums of money on unsuccessful human clinical trials.

     In 2003, further sales of this new system were made to major pharmaceutical and biotechnology companies around the globe. Given the progress that has been made with Biacore(r)S51 since its launch, Biacore believes that it will become a major contributor to the Company's sales over the next several years.

Exiting the Cell-Based Assay Market - The Withdrawal of Procel(tm)

     In October 2003, Biacore made the strategic decision to exit the cell-based assay market by discontinuing the Procel(tm) program. The Company believed that better returns could be achieved by providing increased marketing support to the Company's SPR-based products rather than trying to build a position in this increasingly competitive market segment. This decision led to a cost of SEK 58.5 million in 2003. This covered the write-off of the entire value of the Procel(tm) technology license, which was acquired from Axiom Biotechnologies Inc. in 2001, as well as some related costs.

Novel Quality Control Solutions for Pharmaceutical and Biotechnology Companies

     The Company introduced Biacore(r)C in late 2001 as part of its strategy of introducing systems targeting specific pharmaceutical/biotechnology applications. This system is designed for the rapid concentration analysis of biotherapeutics in drug development, manufacturing quality control (QC) and in process-control applications.

     Biacore(r)C was introduced to assist the pharmaceutical industry in bringing new pharmaceutical products to the market faster by responding to increasing regulatory scrutiny. The regulatory authorities are focusing increasingly on ensuring that companies are in strict compliance with Good Laboratory Practice (GLP)/Good Manufacturing Practice (GMP). As a result, the validation of analytical systems and procedures is becoming a major rate-limiting step.

     Biacore(r)C was specifically developed within a Good Automation Manufacturing Practice (GAMP) model and the Company expects that it will reduce the time for biomolecular analysis while meeting the demands for accuracy, sensitivity and reproducibility.

     The overall package offered by Biacore(r)C is designed to make it easier for users to provide the regulatory authorities with the data needed to comply with the strict guidelines that cover the development and, more importantly, the manufacturing of biopharmaceutical products.

Biacore(r)3000 GxP Package - Accessing the Biotherapeutics Clinical Market

     In April 2003, Biacore launched the Biacore(r)3000 GxP package. This new package, which includes software as well as kit and methodology to perform qualification tests, was introduced to strengthen the system's use in both pre-clinical and clinical applications. The new product was developed to comply with worldwide regulatory expectations and will complement Biacore(r)C for rapid concentration analysis in drug development, manufacturing quality control and in process-control applications.

     The combined Biacore(r)3000 GxP package gives Biacore a very strong entry into the rapidly growing biotherapeutics market, as it allows rapid and high-quality kinetic analysis of well-characterized biotherapeutics in the pre-clinical and clinical areas of drug development. The system, which can also be used for small molecules, was developed for use in regulated applications such as immunogenicity studies, biomolecular characterization and stability studies, ligand-binding assays for potency and kinetics-based QC to expedite product release. The addition of the GxP package enables both legacy and new Biacore(r)3000 systems to meet current FDA regulations for electronic records.

Building our Quality Control Business with the Food Industry

     Over the last several years, Biacore has sought to increase recognition of its SPR technology's ability to provide novel solutions for food analysis/QC.

     In the past 18 months, both the Company's enhanced product offering and increasing accreditation/validation of the use of Biacore's SPR technology in a range of food analysis applications have led to growing sales to food industry customers, particularly in Europe and Asia-Pacific.

     A number of new kits were launched during the course of 2003. In April, Biacore introduced a new rapid screening kit for the detection of chloramphenicol drug residues. The Qflex(r) Kit Chloramphenicol is an important tool in routine screening for this banned antibiotic drug in food products of animal origin. Recently, chloramphenicol residues have been detected in various foodstuffs imported into the European Union. Products affected include poultry, shrimp and honey.

     In August 2003, Biacore launched a new rapid kit for the quantitative determination of vitamin B2, developed in collaboration with the Nestle Research Centre, Switzerland. The new Qflex(r) Kit Vitamin B2 provides a rapid and reliable assay for routine measurement of vitamin B2 levels in a wide range of food types. Food producers that use vitamin fortification to enhance the value of their products are under pressure from regulatory bodies and consumer organizations to substantiate the vitamin levels shown on their labels.

     In September 2003, the Company launched a new screening kit for the detection of sulfonamide drug residues, designed to meet statutory requirements. Sulfonamides have both therapeutic and prophylactic applications in veterinary medicine. The E.U. and the U.S. have established a Maximum Residue Limit (MRL) for sulfonamides in edible tissue. These limits are designed to slow the build-up of resistance of animal pathogens to sulfonamides, a development that has reduced their effectiveness in veterinary medicine and could have serious implications for human medicine.

     The combination of Biacore(r)Q system and Qflex(r) Kits facilitates reliable and rapid detection of for example chloramphenicol or sulfonamide residues in food products. Providing high-quality alternatives to traditional methods, the assays represent a robust, automated, label-free inhibition method that reduces the risk of experimental errors.

SPR Array Technology - The Core of Biacores's Next Generation Systems

     In the late 1990s, Biacore scientists made a number of important technological breakthroughs in SPR detection and microfluidics that have paved the way for the development of its SPR array technology. The first system based on this technology is expected to deliver a major improvement in the speed with which information on protein interactions can be generated when it is introduced.

     This new platform will enable Biacore's SPR technology to be used in a much wider range of applications than is currently possible with Biacore's existing systems. It will be used for both basic life science research and for drug discovery and development applications.

     The development of Biacore's SPR array technology is progressing as expected with the Company having made significant investments in order to drive the commercialization of this technology, with the first system due to reach the market in the second half of 2004.

     To commercialize its SPR array technology, Biacore has worked with two important partners:

- Millennium Pharmaceuticals Inc., with which Biacore has worked to ensure that its new system is tailored to the needs of major customers in the pharmaceutical and biotechnology industries.
- BD Biosciences Pharmingen, which has given Biacore access to reagents needed to address higher throughput proteomics applications.

     Biacore's first SPR array technology based system will initially target applications in the interaction proteomics and post-HTS small molecule characterization areas, where its sensitivity, increased throughput and high information content will complement Biacore's existing systems. Over time, the Company expects the SPR array system both to be applied across the spectrum of drug discovery and development activities and to be a valuable tool in many proteomics applications.

Enhanced Marketing to Maximize our Technologies' Potential

     In 2003, Biacore experienced a difficult year, one important factor being the absence of demand from early-stage drug discovery customers. However, Biacore believes that there are substantial further opportunities for its SPR technology. In order to capture these opportunities, marketing and business development activities are planned to increase. A key element of Biacore's marketing activities over the next 12-15 months will be to support the launch of the first system based on its SPR array technology. Biacore believes that this new technology will expand the applications of Biacore's technology within the life science industry.

COMPETITION

     Biacore's market share in 2003 was approximately 90%, measured by its share of references to SPR-based systems in scientific literature.

     Currently, Biacore faces direct competition from approximately five other manufacturers of instruments employing affinity-based biosensor technology.

     In the food and beverage analysis market, Biacore faces competition from a variety of other technologies. Immunoassays and culture methods have traditionally dominated the food and beverage analysis market. Biacore also competes in this market against the same techniques with which Biacore currently competes in the life science research area, such as high-performance liquid chromatography and mass spectrophotometry, which have increasingly been adopted in the food analysis market.

     Competition may also come from the development of new technologies for measuring biomolecular interactions. Biacore's business environment is characterized by extensive research and technological change, and new developments are expected to continue at a rapid pace. Biacore's future success will depend in large part on its ability to maintain a strong position in technological development. Major general device or instrument manufacturers may choose to enter the affinity-based biosensor market. Moreover, Biacore believes that certain entities have developed, are developing or are investigating the development of technologies in areas that have direct application to affinity-based biosensor systems.

GEOGRAPHICAL MARKETS AND MARKETING ORGANIZATION

     The sales and marketing organization of Biacore focuses on providing high quality support to enable customers to achieve their research and development objectives.

     Biacore has a direct presence with its own sales organizations in the largest markets, North America, Europe and Japan, as well as sales branches in Australia and New Zealand and distributors in many other countries. Sales is reported by sales region; Americas, Europe and Asia-Pacific.

     The following table presents sales broken down by region during the last three financial years.

SEK          For the years ended December 31
thousands             2003     2002     2001

Americas           228,583  270,524  249,347
Europe             136,496  173,894  151,004
Asia-Pacific       150,470  169,736  143,366
Total sales        515,549  614,154  543,717

     In the Americas region, sales are handled by the Group's wholly-owned subsidiary Biacore Inc. in New Jersey. Staff are based in a number of locations across the United States. There are also distributors in major Latin American countries. More than half of Biacore's sales in the Americas is to industrial customers, primarily North America's pharmaceutical and biotechnology industries.

     In the European region, sales in Germany, France, the United Kingdom, Ireland, the Benelux countries, Switzerland, Austria and the Nordic countries are made directly, mainly through branch offices. Biacore also has distributors in other European countries, including Italy and Spain, and in the Middle East. Historically, the majority of Biacore's customers in the European region have been in academia. However, Biacore's sales to the pharmaceutical industry in Europe account for close to half of sales in Europe.

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

     Outside the main markets, Amersham Biosciences market and distribute Biacore's products in a number of countries. During 2001, Amersham Biosciences was 45% owned by Biacore's largest shareholder Pfizer (Pharmacia) (see also Note 2 of Notes to Financial Statements).

     Under Biacore's distributor agreements, Biacore generally supplies the distributor with centrally produced promotional material and assists in the training of the distributor's sales and technical staff. The sales and marketing of Biacore's products is otherwise conducted rather independently by the distributor.

     The business unit structure of prior years has been abandoned. There are central functions that continuously develop the www.biacore.com website, which includes extensive customer service features, publish the BIAJournal, develop technical literature, etc. Some of these central marketing functions are highly integrated with the Technology Supply division, which mainly includes the Research and Development organization.

     New product launches and the high gross margins make an extensive marketing organization valuable. Total marketing expenses were SEK 165.4 million in 2003, compared with SEK 188.7 million in 2001 and SEK 199.8 million in 2002. Biacore has stated its intention to increase marketing efforts in 2004 as it plans to launch its new SPR array technology. The number of marketing staff increased from 110 at December 31, 2000, to 128 at December 31, 2001 and 143 at December 31, 2002, and decreased to 139 at December 31, 2003.

SEASONALITY

     Historically, Biacore has had approximately 30% or more of annual sales in the fourth quarter of each year. Combined with high fixed costs and significant dependence on individual orders, the strong seasonality of sales has caused operating income to vary substantially between different quarters.

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

     Biacore(r)S51 was launched in the third quarter of 2001. It is a high-performance and high-throughput system designed to reduce bottlenecks in drug discovery down-stream of high throughput screening (HTS).

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

     Less expensive general purpose systems include Biacore(r)2000, Biacore(r)X and Biacore(r)J. Biacore(r)Q is optimized for food analysis. Other products include a number of different sensor chips, that have been designed for characterization of specific types of interactions, and other consumables such as reagents.

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

     To increase the size of the market and maximize utilization of its expertise, Biacore has offered and performed Research Consulting Services (RCS) since late 2001.

BIACORE'S SPR TECHNOLOGY

Comprehensive Data from a Single Technology

     The key parameters that Biacore's SPR technology can be used to measure are:

- Specificity - how specific is the binding between two molecules?
- Kinetics - how fast does this binding take place?
- Affinity - how strong is the binding?
- Concentration - how much of a given molecule is present and active?

The Basis of Biacore's SPR Technology

     SPR is a phenomenon based on the transfer of light energy (photons) to a group of electrons (a plasmon) on a metal surface. In Biacore's SPR technology, the target biomolecule is bound to the surface of a gold-coated sensor chip. Once a target molecule has been bound, a solution containing the test material is passed over the sensor chip. The chip surface interacts with light at a characteristic angle that depends on the molecular composition on the gold surface. Any binding to the target molecule by a biomolecule in the test solution can be detected and measured in real-time. This is because the binding of molecules in the test solution to the target molecule at the sensor chip surface increases the angle of reflected light. When they detach, the angle falls. These changes form the basis of the Biacore sensorgram, a continuous, real-time monitoring of the attachment and detachment of the interacting biomolecules.

Biacore's SPR Technology Delivers Many Advantages

     A fundamental advantage of Biacore's SPR technology is that biomolecular binding data can be generated without the need for researchers to label the molecules of interest. This reduces the time and workload required to carry out assays. It also helps eliminate the risk of misleading results caused by the molecular changes that can result from sample labeling.

     Another important benefit of Biacore's SPR technology is its ability to monitor biomolecular interactions continuously, thereby providing real-time kinetic information. This is a major benefit for investigating molecular binding events, particularly those that, although quite transient, are extremely significant. It is not possible to generate real-time data using traditional "end-point" analytical methods, which use large numbers of measurements taken at different points in time in order to try and accurately picture biomolecular binding processes.

     Using Biacore's SPR technology, samples can often be analyzed without the need for purification. This again improves the data quality and reduces time to results. Because Biacore's technology does not make measurements through the use of light absorption, samples that are light-sensitive, turbid or colored can also be analyzed. It is this ability that has proved crucial to the technology's increasing use in analyses of the levels of biomarkers in the clinical trials of biotherapeutic products, as in most cases the molecules of interest can be measured directly from the patient's blood samples.

Higher-Throughput SPR

     Biacore is on track to launch its first system based on its SPR array technology. The SPR array platform will build on Biacore's SPR technology and further develop its patented flow-based microfluidics capabilities. These capabilities are important to providing the sensitivity and assay flexibility required for high-quality kinetic data and hence high information content.

     Initially the system will target applications in two key areas:

- Interaction proteomics, which is of significant interest to academic customers given the importance of understanding exactly how proteins interact as part of the process of determining the causes of disease.
- Post-HTS small molecule characterization, where its sensitivity, increased throughput and high information content will complement Biacore(r)S51 in lead optimization applications.

Growing Patent Portfolio

     Biacore's patent portfolio covers key elements of its SPR technology systems and their application. In 2003, the Company was granted patents covering a broad range of areas such as the combination of SPR with mass spectrometry, hydrodynamic microfluidics, microfluidic valves, quality control in information management, and several methods related to improved binding of ligands to sensor surfaces.

R&D INFRASTRUCTURE AND EXPENDITURES

     Between 1993 and 1999, Biacore's R&D costs were rather constant and in the range of SEK 41 million to SEK 53 million per year. In 2000 and 2001, R&D expenses increased to SEK 73 million and SEK 105 million, respectively, largely as a result of the programs to develop new high-performance systems and SPR array technology. In 2002, R&D costs were almost unchanged at SEK 104 million. The extent of R&D efforts increased in 2002, but there was less engineering work undertaken or purchased relating to final design of new products. Furthermore, in 2002, SEK 5.0 million of R&D was capitalized in accordance with new Swedish accounting principles relating to product development expenses (see Notes 1 and 8 of Notes to Financial Statements). In 2003, R&D costs decreased to
SEK 78.6 million as a result of an increase in capitalization of product development spending to SEK 44.9 million, largely related to SPR array technology.

     The number of employees engaged in research and development has increased from 69 at December 31, 2000 to 93, 109 and 118 at December 31, 2001, 2002 and 2003, respectively. Another important factor explaining year-on-year variations in R&D costs is the extent of services purchased from external consultants for generic engineering tasks.

     In 2000, 2001, 2002 and 2003, the SPR array technology program amounted to approximately SEK 15 million, SEK 30 million, SEK 35 million and SEK 36 million, respectively.

     R&D costs as a percentage of sales decreased from 55% in 1993 to 16% in 1999, then increased to 17% and 19% in 2000 and 2001, respectively, and fell to 17% in 2002 and 15% in 2003. Biacore's long-term target is to maintain R&D expenses at a level corresponding to approximately 15% of sales.

INTELLECTUAL PROPERTY

     Biacore actively seeks to protect its intellectual property by patenting innovative developments, and has approximately 60 patents pending or granted pertaining to most parts of its affinity biosensor technology, including:

-    The optical sensor system.
-    The sensor surface that enables selective molecular interactions.
-    The surface plasmon resonance (SPR) based measurement unit.
- The optical component that is used to couple light from the measurement unit to the sensor surface.
-    The microfluidic system.
-    SPR array technology.

     Biacore has also been granted patents and filed applications for patents pertaining to various analytical procedures.

     In 2001, Biacore acquired an exclusive license to Axiom Biotechnologies' proprietary fluorescent cell-based assay technology, with the exception of flow cytometry-based applications.

     "Biacore" is a registered trademark owned by Biacore, and Biacore is in possession of the web address www.biacore.com, the Biacore homepage.

     See also Item 3D "Risk Factors - Patents and Proprietary Technologies" and "Collaborations."

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

     The current Biacore production facilities are sufficient for current production volumes. However, to be able to cope with increases in production volumes and new products, Biacore may extend its production facilities in the medium term, see Item 4D "Property, Plant and Equipment."

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

C. ORGANIZATIONAL STRUCTURE

     Biacore International AB is the parent company of the Biacore Group. Biacore believes that it is not a subsidiary of any other entity and that it is an associated company of Pfizer.

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

D. PROPERTY, PLANT AND EQUIPMENT

     Biacore owns one property. It is located in Uppsala, Sweden and has an area of 35,347 square meters of freehold land. At December 31, 2003, the property included one main building for industrial and office use, two office buildings and two mobile office units. All five are attached and have a total usable area ("bruksarea") of approximately 10,700 square meters. The vast majority of Biacore's production and research and development activities are carried out on this property. It also houses the Swedish marketing and administrative functions.

     The group headquarters is located at the Swiss subsidiary Biacore International SA, which rents a combined office and light industrial area of approximately 1,500 square meters on a five-year lease in Neuchatel, Switzerland.

     Biacore believes that the space owned and leased by it at December 31, 2003 is adequate for its current and near-term activities, but may be too small for its anticipated medium-term activities, mainly relating to production facilities. For example, in the medium-term, Biacore may make further extensions of its building complex in Uppsala.

     The amount of future expenditure for ongoing and other decided property projects is not expected to be material to Biacore and is expected to be financed from liquid funds.

     Biacore leases a small number of other properties of limited size for use in its operations, and believes that the terms of its leases generally reflect market rates in their respective areas.

     See also Item 4A "History and Development of the Company - Principle Capital Expenditures and Divestitures."


ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. OPERATING RESULTS

GENERAL

     The following discussion should be read together with and is qualified in its entirety by reference to Item 3A "Selected Financial Data" and the financial statements of Biacore included in Item 17 herein. The financial data analyzed in this discussion has been prepared in accordance with Swedish GAAP, which differs in certain significant respects from U.S. GAAP. See Note 26 of Notes to Financial Statements for a description of significant differences between Swedish GAAP and U.S. GAAP applicable to Biacore.

OVERVIEW

     There is potential for further significant advances in the life sciences and, as a result, for high demand for new and improved research tools. Products developed, manufactured and sold by Biacore have often been useful and sometimes essential in such life science research and development work. The rapid advances in genomics have increased the potential for research and development within proteomics and other areas. One of the promising areas for increased demand for Biacore's technology is drug discovery applications within for example the pharmaceutical and biotechnology industries.

     Biacore has developed the technology of SPR-based analytical systems, and the market for these systems has grown in response to Biacore's efforts in fostering awareness of the technology's capabilities and potential. Management expects that, in the medium and long term, the overall market for SPR-based systems will expand through Biacore's efforts as well as through the activities of competitors that have already or may enter the market.

     Over time, increased competition is expected to reduce Biacore's share of the market, which since a number of years has been approximately 90%, measured by its share of references to SPR-based systems in scientific literature. Increased competition is expected to increase pressure on product margins over time.

     However, one of the key elements of Biacore's strategy is to invest in research and development in order to maintain the technological position of its products, which to date has allowed Biacore to maintain satisfying gross margins which have been able to fund substantial research and development activities. Biacore has substantially increased its endeavors to develop technology for the application of SPR technology in the drug discovery sector.

     SPR array technology remains one of the primary research and development projects. The technology is based on further development of the principles of detection, immobilization and sample and reagent handling, and will make it possible to use a large number of measurement spots simultaneously. The SPR array project is currently on target. If the project can be completed as planned, the first instrument is expected to be launched in the second half of 2004.

     Biacore's results of operations are also dependent on Biacore's ability to further penetrate the market within basic life science research, where major life science research laboratories make up the main customer group. In this market, Biacore has mainly sold to well-known life science laboratories, with proteomics, cancer research, neuroscience, immunology, infectious diseases and clinical research being important areas of application.

     Other applications that present opportunities for Biacore include quality control, process control and environmental analysis; with target customer groups in the food and beverage, pharmaceutical, biotechnology and chemical industries, and government laboratories. Biacore's sales will also be affected by Biacore's ability to make further technological advances, expand its product range, introduce new applications and expand the customer base.

     In November 2002, Biacore introduced Procel(tm), an analytical system that is based on proprietary fluorescent cell-based assay technology acquired in 2001 for USD 5 million (SEK 53.6 million). In the third quarter of 2003, Biacore decided to discontinue the marketing and product development of the Procel(tm) product line. The Company believed that better returns could be achieved by providing increased marketing support to the Company's SPR-based products rather than trying to build a position in this increasingly competitive market segment. This decision entailed a cost of SEK 58.5 million including a write-down of a technology license of SEK 47.9 million, write-down of machinery and equipment of SEK 1.8 million, write-down of capitalized product development of SEK 0.9 million and other expenses of SEK 7.9 million including charges by a supplier to Biacore (see Note 4 of Notes to Financial Statements).

     In March 2003, Biacore announced that its best-selling product, Biacore(r)3000, had been upgraded to include automated and increased capacity recovery functionality and direct MALDI target deposition for further analysis by MALDI-TOF, or even TOF/TOF mass spectrometry. This new functionality has been developed by Biacore as part of its collaboration with Bruker Biosciences to create a comprehensive technology solution for functional proteomics studies.

     In April 2003, Biacore launched the Biacore(r)3000 GxP module, an important module which facilitates compliance with regulatory requirements and complements Biacore(r)C.

     In light of the further potential that Biacore believes its technology to possess and the substantial gross margins, Biacore continues to emphasize customer service and marketing activities. Marketing expenses increased from SEK 147.4 million in 2000 to SEK 199.8 million in 2002. Although marketing expenses decreased to SEK 165.4 million in 2003, Biacore has stated that marketing activities are a high priority and will increase in the near term as Biacore plans to launch the first SPR array system in the second half of 2004.

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

     During the year 2002, the legal and commercial structure of Biacore changed. The head office was moved to the subsidiary Biacore International SA, located in Neuchatel, Switzerland. Biacore International SA also acts as the commercial center of Biacore, and includes certain production and logistics activities. Uppsala remains the domicile of the Company and the Group's center for research and development and production. Biacore believes that the new structure of the Group has a favorable impact on its average tax rate. In the year 2003, Biacore's effective tax rate decreased from a cost of 33% in relation to income before taxes in 2002 to a gain 7% (see Note 7 of Notes to Financial Statements). The difference between the statutory tax rate in Sweden of 28% and the Group's effective tax rate of -7% includes favorable effects from differences in foreign tax rates of 33%, which mainly relates to the Swiss operations.

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

     Biacore's sales in the year 2003 decreased by 16% compared with 2002, and in the first quarter of 2004 sales decreased by 11% to SEK 95.3 million compared with SEK 106.5 million in the first quarter of 2003. Diluted earnings per share decreased by 45% from SEK 8.20 in 2002 to SEK 4.53 in 2003. In the first quarter of 2004, diluted earnings per share decreased by 65% to SEK 0.27 compared with SEK 0.77 in the first quarter of 2003.

     On February 25, 2004, the Board of Biacore issued, and on April 28, 2004 it repeated, the following outlook for the full-year 2004: "The current market and currency conditions make an accurate sales forecast for 2004 difficult. However, Biacore expects sales and earnings per share for the full-year 2004 to increase. As always, sales and earnings are likely to vary substantially between the quarters." In contrast to the full-year 2003, Biacore has until now not reported any negative item affecting comparability in 2004, while in 2003 it reported a cost of SEK 58.5 million (see Note 4 of Notes to Financial Statements).

YEAR ENDED DECEMBER 31, 2003 COMPARED WITH 2002

     The following table sets forth certain consolidated income statement data for Biacore expressed as a percentage of sales for the periods indicated:

%                  For the years ended December 31
                                2003   2002   2001

Sales	                         100.0  100.0  100.0
Cost of sales                  -18.2  -16.4  -18.4
Marketing                      -32.1  -32.5  -34.7
Administration                 -13.8  -11.1  -16.0
Research and development       -15.2  -17.0  -19.3
Operating foreign
currency gains and losses       -2.9   -2.7    0.9
Other income                     0.1    3.4    0.2
Other expenses                  -0.1   -0.1      -
Amortization of goodwill        -0.8   -0.7   -0.9
Items affecting comparability  -11.3      -      -
Operating income                 5.7   22.9   11.8

     The table below sets forth Biacore's sales by geographic area for the periods indicated:

SEK thousands          For the years ended December 31
                    2003            2002            2001

Americas      228,583  44.3%  270,524  44.0%  249,347  45.9%
Europe        136,496  26.5%  173,894  28.3%  151,004  27.8%
Asia-Pacific  150,470  29.2%  169,736  27.7%  143,366  26.3%
Total sales   515,549 100.0%  614,154 100.0%  543,717 100.0%

Sales

     Sales decreased by 16.1% from SEK 614.2 million in 2002 to SEK 515.5 million in 2003. The decrease in total sales was an effect of lower volumes, especially to industrial customers in early developmental phase, and lower currency exchange rates relating to mainly the United States dollar and the Japanese yen. Excluding currency effects, sales decreased by 8.5% (measured by applying currency exchange rates for 2002 to the 2003 revenues in local currencies).

     As in every year since 1999, Biacore(r)3000, launched in 1998, was Biacore's best-selling analytical system. Biacore(r)S51 and Biacore(r)X were other important products. Services accounted for SEK 92.8 million of sales compared with SEK 80.9 million in 2002.

     In the Americas, sales decreased by 15.5% from SEK 270.5 million in 2002 to SEK 228.6 million in 2003, although sales in local currencies decreased only 5%. Again, the Americas was Biacore's best-selling region, even though sales to industrial customers in early developmental phase were lower than expected. In the fourth quarter, sales increased compared with the corresponding quarter 2002.

     Sales in Europe decreased by 21.5% from SEK 173.9 million in 2002 to SEK 136.5 million in 2003. Also in Europe, sales to industrial customers were slower than anticipated.

     In Asia-Pacific, sales decreased by 11.4% from SEK 169.8 million in 2002 to SEK 150.4 million in 2003. Outside Japan, sales increased.

Cost of Sales

     Cost of sales decreased from SEK 100.9 million in 2002 to SEK 94.0 million in 2003. As a percentage of sales, these costs increased from 16.4% in 2002 to 18.2% in 2003 after having decreased from 18.4% in 2001. The changes mainly reflect the fixed portion of production costs.

Marketing

     Marketing expenses decreased by 17% from SEK 199.8 million in 2002 to SEK 165.4 million in 2003, corresponding to 32.5% of sales in 2002 and 32.1% in 2003. Thus, marketing expenses were approximately unchanged as a proportion of sales. The number of employees in marketing was reduced and cost containment was emphasized.

Administration

     Administrative expenses increased by 4% from SEK 68.3 million in 2002 (11.1% of sales) to SEK 71.1 million in 2003 (13.8% of sales), after having decreased by 21% in 2002. The number of employees in administrative functions increased, partly in relation to the new operations in Switzerland.

Research and Development

     Research and development costs decreased from SEK 104.4 million in 2002 to SEK 78.6 million in 2003. As a proportion of sales, research and development costs decreased from 17.0% in 2002 to 15.2% in 2003. Biacore's long-term goal is for research and development costs to be approximately 15% of sales. Excluding capitalization and amortization of product development expenses, i.e. if product development expenses had been charged to R&D costs as incurred (as under U.S. GAAP, see also the table below and Note 8 of Notes to Financial Statements), R&D expenses increased by 12% from SEK 109.4 million in 2002 to SEK 122.9 million in 2003, of which approximately SEK 35 million in 2002 and SEK 36 million in 2003 related to the SPR array project.

     The following table reconciles research and development costs in the income statement to research and development expenses as measured without capitalization and amortization of product development expenses. The write-down of certain product development in 2003 was related to Procel(tm) and was charged to Items affecting comparability.

                                           For the years ended December 31
                                                  2003      2002      2001

Research and development (income statement)    -78,575  -104,370  -104,667
Less: Capitalization of product development    -44,925    -4,994         -
Less: Amortization of product development          608         -         -
Less: Write-downs of product development
charged to research and development                  -         -         -
Research and development expenses excluding
capitalization and amortization of product
development                                   -122,892  -109,364  -104,667

Operating Foreign Currency Gains and Losses

     Net operating foreign currency gains and losses, which mainly relate to accounts receivable, improved marginally from SEK -16.6 million in 2002 to SEK -14.7 million in 2003. In 2003, the amount mainly relates to the appreciation of the Swedish krona against the U.S. dollar and Japanese yen.

Amortization of Goodwill

     All goodwill relates to the acquisition by Biacore's Japanese subsidiary of Amersham Biosciences' Japanese sales operation for Biacore products. See also
Note 8 of Notes to Financial Statements. For a description of the treatment of the contract with Amersham Biosciences according to United States generally accepted accounting principles, see Note 26 of Notes to Financial Statements.

Items Affecting Comparability

     The discontinuation of Procel(tm) caused a write-down of a technology license and other costs totalling SEK 58.5 million. The Company believed that better returns could be achieved by providing increased marketing support to the Company's SPR-based products rather than trying to build a position in this increasingly competitive market segment. See also Note 4 of Notes to Financial Statements.

Operating Income

     For the reasons discussed above and the SEK 19.6 million in damages awarded in 2002 relating to infringement by Thermo BioAnalysis Corp. on a Biacore patent, Biacore's operating income decreased by 79% from SEK 140.6 million in 2002 to SEK 29.5 million in 2003, representing a decrease in operating margin from 22.9% in 2002 to 5.7% in 2003.

Financial Items, net

     Financial items, net, improved from a loss of SEK 20.4 million in 2002 to income of SEK 11.9 million in 2003. Interest income decreased from SEK 10.2 million in 2002 to SEK 9.4 million in 2003 due to lower interest rates in the money market. Interest expenses decreased slightly from SEK 1.8 million in 2002 to SEK 1.6 million in 2003. Biacore's shares in Diffchamb AB were sold at a gain of SEK 1.2 million, and a write-down of SEK 2.7 million of these shares was reversed. In 2002, write-downs of shares in early-stage biotechnology companies caused a charge to the financial net of SEK 28.7 million.

Income Taxes

     As a result of lower income before taxes, deferred taxes and the geographical distribution of earnings, income taxes improved from a cost of SEK 40.1 million in 2002 to a tax gain of SEK 2.9 million in 2003. Taxes have been limited by deductible expenses for the discontinuation of Procel(tm), a good result from the Swiss operations which are located in a regional development zone, higher deferred tax assets on accruals for intercompany gains in countries with higher tax rates than Sweden, and utilization of a tax loss carryforward on equity-related investments. Tax expenses in 2003 also include a charge for higher valuation allowance against the Company's tax loss carryforward in Japan. The high tax rate in the prior year was caused by losses on equity instruments only being deductible against gains on similar financial instruments. In 2003, Biacore utilized a tax loss carryforward, related to equity instruments, which had not affected the opening deferred tax asset.

Net Income

     Net income decreased from SEK 80.8 million in 2002 to SEK 44.3 million in 2003, corresponding to a decrease in basic earnings per share from SEK 8.28 per share in 2002 to SEK 4.55 per share in 2003, and a decrease in diluted earnings per share from SEK 8.20 in 2002 to SEK 4.53 in 2003.

YEAR ENDED DECEMBER 31, 2002 COMPARED WITH 2001

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

     In Asia-Pacific, sales increased by 18.4% from SEK 143.4 million in 2001 to SEK 169.8 million in 2002, making Asia-Pacific the fastest-growing region within Biacore in 2002. The increase was equally strong in both Japan, the largest market within the Asia-Pacific region, and other countries.

     The increase in total sales was an effect of higher volumes and a change in product mix. The increase also reflected a 15% increase, from SEK 70.6 million in 2002 to SEK 80.9 million in 2003, in sales of services.

Cost of Sales

     Cost of sales remained relatively stable at SEK 100.9 million in 2002 compared with SEK 99.8 million in 2001. As a percentage of sales, these costs decreased from 18.4% in 2001 to 16.4% in 2002 after having increased in the prior year.

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

Research and Development

     After having increased by 38% in 2000 and 44% in 2001, research and development expenses decreased marginally from SEK 104.7 million in 2001 to SEK 104.4 million in 2002. In 2001, research and development expenses included significant expenses relating to the development of the Biacore(r)S51 and Biacore(r)C systems. As from 2002, product development expenses that fulfil certain criteria are capitalized and amortized over their estimated economic lives (See Notes 1 and 8 to the financial statements). Capitalization of product development reduced research and development expenses by SEK 5.0 million in 2002. As a proportion of sales, research and development expenses decreased from 19.3% to 17.0%.

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

Amortization of Goodwill

     All goodwill relates to the acquisition by Biacore's Japanese subsidiary of Amersham Biosciences' Japanese sales operation for Biacore products. See also
Note 8 of Notes to Financial Statements. For a description of the treatment of the contract with Amersham Biosciences according to United States generally accepted accounting principles, see Note 26 of Notes to Financial Statements.

Operating Income

     For the reasons discussed above, Biacore's operating income increased by 119% from SEK 64.1 million in 2001 to SEK 140.6 million in 2002, representing an increase in operating margin from 11.8% in 2001 to 22.9% in 2002.

Financial Items, net

     Financial items, net, decreased from income of SEK 13.8 million in 2001 to a loss of SEK 20.4 million in 2002. Interest income increased slightly from SEK 10.0 million in 2001 to SEK 10.2 million in 2002. Interest expenses increased from SEK 1.1 million in 2001 to SEK 1.8 million in 2002 due to a higher calculated interest on the pension liability administered by the Swedish Pension Registration Institute PRI. Net financial foreign currency gains and losses decreased from SEK 0.2 million in 2001 to SEK 0.0 million in 2002. Biacore's financial foreign currency gains and losses derive from temporary lending to, and temporary borrowing of surplus liquidity from, non-Swedish subsidiaries. As a result of a deteriorating business climate and financing situation for early-stage biotechnology companies, Biacore made write-downs against its portfolio related to this sector. This caused a charge to the financial net of SEK -28.7 million.

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

INFLATION

     During the three year period ended December 31, 2003, inflation in Sweden amounted to approximately 2% per year. At the level indicated, inflation had limited impact on the Company's operations or financial condition.

FOREIGN CURRENCY FLUCTUATIONS

     For a description of the effects of foreign currency fluctuations and hedging activities, see this Item 5A "Operating Results" above, Item 11 "Quantitative and Qualitative Disclosures About Market Risk" and Notes 3 and 22 of Notes to Financial Statements.

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

OFF-BALANCE SHEET ARRANGEMENTS

     At December 31, 2003, Biacore had contractual obligations involving SEK 23.7 million in operating lease payments and contingent liabilities of SEK 0.6 million (see Note 19 of Notes to Financial Statements).

     See also Item 11 "Quantitative and Qualitative Disclosures about Market Risk" and Note 26 of Notes to Financial Statements - Hedge on Social Security Costs of Stock Options.

     These off-balance sheet arrangements could have been financed by Biacore's liquid funds and are of limited importance to Biacore.

IMPORTANT ACCOUNTING POLICIES AND NEW ACCOUNTING STANDARDS

     The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. See Note 1 of Notes to Financial Statements for a presentation of the Company's principal accounting policies.

     Those accounting policies and issues that Biacore believes involve the largest uncertainties in the presentation of the position and performance of the Company under Swedish and U.S. GAAP relate to research and development, impairment of intangible assets, incentive stock options, amortization of goodwill and deferred taxes.

     Under Swedish GAAP, the allocation of research and development expenses between product development expenses to be capitalized and amortized, and product development expenses to be charged to income, involves a high degree of judgment on issues such as estimated future sales and the probabilities of such estimates. The same applies to already capitalized product development. Under U.S. GAAP, all research and development costs are expensed as incurred.

     If there is indication of an impairment of an intangible asset or a property, plant or equipment, then the recoverable cost of the asset is calculated. If the recoverable cost is less than the carrying amount of the asset, a write-down to the recoverable amount is recorded. Under Swedish GAAP, Biacore has goodwill relating to its Japanese sales operation and a capitalized but fully written down acquisition cost related to fluorescent cell-based assay technology. The estimated fair values of these assets have been regularly calculated by applying the discounted cash flow method to the forecasted future performance of these businesses. The latest such calculations indicated that the goodwill was not impaired and that the license to fluorescent cell-based assay technology assets (Procel(tm)) was fully impaired. However, the analyses rely on forecasts of future sales and expenses which involve considerable uncertainty. Biacore has had no significant revenue from any product based on fluorescent cell-based assay technology. Under U.S. GAAP, Biacore has no goodwill.

     In Biacore's opinion, Swedish companies are currently not required to charge incentive stock options to income. Accordingly, Biacore has not charged incentive stock options to income. However, as from 2005, Biacore expects to charge certain incentive stock options to income as remuneration in accordance with IFRS 2 Share-based Payment from the International Accounting Standards Board.

     The Japanese entity Biacore KK has incurred significant losses. At December 31, 2003, the available accumulated tax loss carryforward was approximately
SEK 30.3 million and it expires over the five-year period between 2004 and 2007. Based on a forecast of the future performance of Biacore KK, Biacore has calculated a deferred tax asset as required by generally accepted accounting principles and made a valuation allowance for the portion that is not expected to be utilized (see Note 7 of Notes to Financial Statements). The calculation of the valuation allowance relies on forecasts of future sales and expenses which involve considerable uncertainty. The accounting principles used for tax loss carryforwards under Swedish and U.S. GAAP are the same.

     Statement No. 29 Employee Benefits from the Swedish Financial Accounting Standards Council (RR29) is effective for financial years beginning January 1, 2004 or later. The effect of this statement was mainly to reduce shareholders' equity by approximately SEK 4.8 million by January 1, 2004. See also Note 1 of Notes to Financial Statements.

     As from 2005, Biacore will use International Financial Reporting Standards as approved by the European Union. Thus, the annual report for 2004 is expected to be the last using the reporting standards of the Swedish Financial Accounting Standards Council. These standards have converged towards IFRS. However, a number of differences remain, and the number of differences may increase by current changes in IFRS. It is still uncertain exactly what accounting standards that listed European Union companies shall apply in their consolidated accounts as from 2005. Biacore continuously follows this development to be able to adjust to the new reporting standards. The differences between the current standards and IFRS include accounting for pensions (however this difference is expected to disappear in 2004 through the implementation of RR29 Employee Benefits), accounting for financial instruments, which will cause more financial instruments to be reported at fair value and which also tightens the requirements for hedge accounting, the previously mentioned IFRS 2 relating to Share-based Payment and IFRS 3 Business Combinations which abolishes depreciation of goodwill.

     The Company is currently reviewing its reporting routines to be able to collect the data needed to report according to IFRS. During 2004, the Company will also collect information to be used for comparative figures in interim reports in 2005 and its annual report for 2005.

     Currently, the Company cannot quantify all effects from the implementation of IFRS. Biacore plans to present quantified differences in its annual reports for 2004 and 2005, and its interim report for the first quarter 2005. The Company is currently in the process of determining the impact of the adoption of IFRS.

     See Note 26 of Notes to Financial Statements regarding generally accepted accounting principles in the United States, including recently announced changes to United States accounting and disclosure requirements.

B. LIQUIDITY AND CAPITAL RESOURCES

     For a description of Biacore's liquid funds, contractual obligations and treasury policies, see the Balance Sheet included in the Financial Statements, and Notes 15, 19, 21, 22 and 26 of Notes to Financial Statements.

     Biacore's balance of liquid funds was SEK 351.6 million at December 31, 2002 and SEK 352.5 million at December 31, 2003. Of liquid funds,
SEK 182.8 million at December 31, 2002 and SEK 156.3 million at December 31, 2003 consisted of cash and cash equivalents as defined under U.S. GAAP. See
Note 26 of Notes to Financial Statements for a further discussion of cash and cash equivalents according to U.S. GAAP.

     At December 31, 2003, Biacore had only SEK 3.0 million in financial debt, and no other interest-bearing debt or borrowing commitment from external sources. There is currently no significant seasonality in borrowing requirements. The current financial debt is related to regional development support received in Switzerland.

     Net cash provided by operating activities has been between SEK 18 million and SEK 164 million over the past three years, with variations mainly being due to the timing of sales, payments of sales and expenses around year-ends, and changes in income before write-downs.

     Transactions and balances with Pfizer (Pharmacia) are specified in Note 2 of Notes to Financial Statements.

     Net cash used in investing activities were SEK 65.3 million in 2001, SEK 37.1 million in 2002 and SEK 55.5 million in 2003. Investments in intangible assets amounted to SEK 57.5 million, SEK 7.0 million and SEK 50.2 million in 2001, 2002 and 2003, respectively. Of the amount in 2001, USD 5 million
(SEK 53.6 million) related to the acquisition of a license from Axiom Biotechnologies Inc. ("Axiom") and the amounts in 2002 and 2003 mainly related to capitalized research and development (see Notes 1 and 8 of Notes to Financial Statements).

     In 2001, SEK 8.6 million was invested in further offices in Uppsala.
In 2002 and 2003, SEK 16.7 million and SEK 2.8 million, respectively, were invested in buildings, mainly a storage and logistics unit in Uppsala completed in the beginning of 2003.

     Purchases of machinery and equipment were SEK 31.4 million in 2001, SEK 15.1 million in 2002 and SEK 13.6 million in 2003. The high level of purchases of machinery and equipment in 2001 was due to Biacore's expansion and capital expenditure on buildings.

     In 2001, USD 3 million was received for the sale of 1,000,000 shares in Axiom to Axiom. The payment for these shares was netted against the USD 5 million paid for the acquisition of a technology license from Axiom in 2001.

     The acquisition and consolidation of XenoSense is described in Note 24 of Notes to Financial Statements, and led to SEK 1.6 million in higher liquid funds in the Biacore Group balance sheet in 2002. Due to the classification of marketable securities with more than 3 months until maturity at the day of acquisition as investing activities under U.S. GAAP, net cash used in investing activities was SEK 1.6 million higher in 2001, SEK 33.9 million higher in 2002 and SEK 22.0 million higher in 2003 under U.S. GAAP as compared with Swedish GAAP. See also Note 26 of Notes to Financial Statements.

     Net cash provided by (used in) financing activities was SEK 0.0 million in 2001, SEK 4.2 million in 2002 and SEK -30.2 million in 2003. The items relate to a temporary interest-bearing loan received as regional development support in a subsidiary and in 2003 also to SEK -29.3 million in dividend paid to Biacore's shareholders.

     Biacore has a tax loss carry-forward in Japan amounting to approximately SEK 30.3 million (see Note 7 of Notes to Financial Statements).

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

     At December 31, 2003, there was no material commitment for capital expenditure.

     The working capital of Biacore is sufficient for its present requirements. However, Biacore may make further significant investments, for example in connection with potential acquisitions in new market areas, the development and acquisition of complementary technology and intellectual property, expansion of facilities in Uppsala or elsewhere, and the development of its sales infrastructure both organically and through the acquisition of direct control over distribution in certain geographic markets. To the extent that its existing financial resources are deemed to be insufficient to meet Biacore's capital needs, Biacore intends to seek additional debt and/or equity financing to capitalize on these opportunities.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC

     Although Biacore has research and development collaborations with other entities, virtually all research and development expenses relate to company-sponsored activities. Total research and development expenses for each of the years in the three-year period ending December 31, 2003 are stated in the Income Statement in the Financial Statements. Furthermore, SEK 5.0 million and SEK 44.9 million was added to assets in the balance sheet as capitalized product development in 2002 and 2003, respectively. For a description of Biacore's research and development activities, see Item 4B "Business Overview,"
Item 5A "Operating Results" and Notes 1 and 8 of Notes to Financial Statements. See also Item 3D "Risk Factors."

D. TREND INFORMATION

     See Item 5A "Operating Results", Item 5B "Liquidity and Capital Resources" and Note 25 of Notes to Financial Statements.

E. OFF-BALANCE SHEET ARRANGEMENTS

     Biacore has only limited off-balance sheet arrangements totalling only a fraction of its liquid funds. See Note 19 of Notes to Financial Statements.

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Contractual obligations                        Payments due by Period
as of December 31, 2003                  Less than     1-3    3-5   Total
                                            1 year   years  years

Long-term debt obligations                     934   1,867    233   3,034
Long-term operating lease commitments        9,653  10,064  3,940  23,657
Total of forward rate currency exchange
agreements with negative values              1,342       -      -   1,342
Total contractual obligations               11,929  11,931  4,173  28,033


ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

DIRECTORS

     Since January 1, 2003, Biacore has had the following directors:

     Lars-Goran Andren. Born 1943. Non-Executive Chairman of the Board since 2002. Executive Chairman and Chief Executive Officer between 2000 and
2001. Director, President and CEO between 1992 and 2000. Formerly Group Vice President, Corporate Development, at Kabi Pharmacia AB. Director of Medivir AB. M.Sc. Chem. Eng., Chalmers University of Technology, Gothenburg, Sweden.

     Donald R. Parfet. Born 1952. Deputy Chairman of the Board since 2000. Chairman of the Board between 1996 and 2000. Executive President Apjohn Group LLC. Former Senior Vice President, Associated Businesses, of Pharmacia. Director of Afmedica Inc., Bronson Health Care Group, Kalamazoo College, MPI Research Inc., ProNAi Therapeutics Inc. and W.E. Upjohn Institute. MBA, University of Michigan, United States.

     Gordon Edge. Born 1937. Director since 1993, Chairman and founder of the Generics Group AG, a U.K. listed technology consulting, business development and investment firm. Treasurer and Council Member of the Royal Society of Arts and Sciences. Chairman of Cambridge University-MIT Advisory Board. Associate Professor at the University of Bath, United Kingdom. Advisory Board member of the University of Lausanne, Switzerland, the Entrepreneurship Center, University of Pennsylvania and Terra Firma Capital. Director of ETeCH AG. D.Tech., MIEE., C.Eng., CBE, Member of IVA.

     Tom Erixon. Born 1960. Director since 1999. President of Sandvik Hard Materials. Between 1988 and 2001 active within the Boston Consulting Group and Managing Partner in Denmark between 1998 and 2001. Director of Seco Tools AB. Master of Laws, Lund University, Sweden and MBA from IESE, Barcelona, Spain.

     Donna Janson. Born 1954. Director since April 2004. Director of Sales at Nobelpharma Canada Inc. between 1987 and 1991. Vice President of Marketing in the United States for Nobel Biocare between 1993 and 1996. President of Biora Inc. between 1996 and 2002. President of Biora between 2002 and 2004.

     Ulf Jonsson. Born 1953. Chief Executive Officer since 2002. Director and President since 2000. Executive Vice President and Chief Scientific Officer between 1998 and 2000. Former Head of Project Management and Marketing Director at Pharmacia Biotech. Ph.D. in Applied Physics and M.Sc. in Physics and Electronics at Linkoping University, Sweden.

     Magnus Lundberg. Born 1956. Director from 2002 to April 2004. Executive President of Pharmacia Diagnostics. Chairman of the Board of Allergon AB. Director of Aerocrine AB, Onyx Inc., Sweden Biotechnology Industry Organization and Uppsvenska Handelskammaren. Former Vice President of Chiron Corp. Active within the Pharmacia group between 1981 and 1996. M.Sc. in biochemistry and biology, Abo Akademi, Finland.

     Mats Pettersson. Born 1945. Director since 2000. Chief Executive Officer of Biovitrum since 2001. Former Senior Vice President, Mergers & Acquisitions of Pharmacia Corporation. Active within the Pharmacia Group between 1976 and 2001. Director of Lundbeck A/S, Denmark, and Sweden Biotechnology Industry Organization. MBA, Gothenburg School of Economics, Sweden.

     Marc Van Regenmortel. Born 1934. Director since 1995. Former Chairman of the International Committee on Taxonomy of Viruses. Emeritus director at the Biotechnology School of the University of Strasbourg, France. Former Secretary General of the International Union of Microbiological Societies. Director of Bioventures Ltd, South Africa, Entomed Ltd., France, Kalmar Biotechnology, Sweden, Pepscan Ltd, The Netherlands, and Shimoda Biotech Ltd, South Africa. Ph.D., University of Cape Town, South Africa.

     Anna Hansson. Born 1964. Director (employee representative) since 2000. B.Sc. in Organic Chemistry, Uppsala University, Sweden. Employed since 1987.

     Markku Hamalainen. Born 1958. Director (employee representative) since 2000. Ph.D. in Chemometrics, Agricultural University of Sweden. Employed since 1993.

     Eva-Lotta Hedstrom. Born 1960. Deputy Director (employee representative) from 2002 to April 2004.

     Anette Persson. Born 1956. Deputy Director (employee representative) since April 2004. B.Sc. in Clinical Chemistry, Uppsala University, Sweden.

     Hans Sjobom. Born 1968. Deputy Director (employee representative) since
2000.

SENIOR MANAGEMENT

     The Executive Management Group of Biacore currently consists of:

     Ulf Jonsson. Born 1953. Chief Executive Officer since 2002 and President since 2000. See also Item 6A "Directors and Senior Management - Directors."

     Lars-Olov Forslund. Born 1952. Executive Vice President and Chief Financial Officer since 1997. Former CFO at the Nordic steel group Fundia AB. MBA, Uppsala University, Sweden.

     Anders Svenberg. Born 1956. Executive Vice President and Head of Human Resources since 2000. Former Vice President of Human Resources at Pharmacia & Upjohn, Sweden. Master of Laws, Stockholm University, Sweden.

     Erik Wallden. Born 1949. Executive Vice President and Head of Marketing and Business Development since January 2004. President and Chief Executive Officer of Pyrosequencing AB between 1998 and 2003. Education in Analytical Chemistry and Biochemistry, Uppsala University.

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

     See also Note 23 of Notes to Financial Statements.

C. BOARD PRACTICES

     Directors are elected for a period until the next Annual General Meeting of shareholders. Any Extra General Meeting of shareholders may, effective immediately, end the term of or elect new directors. Apart from notice periods and severance payments disclosed in Note 23 of Notes to Financial Statements, there are no terms of office for senior management. The period during which Directors and senior managers have served is disclosed in Item 6A "Directors and Senior Management."

     Employee representatives have normal termination and pension benefits. Among other directors, only two, the former Executive Chairman of the Board, and the current President and Chief Executive Officer, have service contracts with Biacore providing for benefits upon termination of employment, see Note 23 of Notes to Financial Statements.

     As permitted by Swedish laws and regulations, the Company's audit committee has consisted of all members of the Board of Directors. As from April 28, 2004, it consists of Gordon Edge, Tom Erixon and Mats Pettersson. See also Item 16A, 16B and 16D.

     Biacore has a compensation committee. The current members of the compensation committee are Lars-Goran Andren, Gordon Edge and Tom Erixon. See also Note 23 of Notes to Financial Statements).

D. EMPLOYEES

     At year-end 2003, Biacore had 346 permanent employees, an increase of 21 people from 2002.

     The following table shows the number of employees at year-end broken down by main category of activity:

Function                         2003  2002  2001

Production                         49    41    37
Marketing                         139   143   128
Administration                     40    32    30
Research and development          118   109    93
Number of employees at year end   346   325   288

     The number of employees has continued to grow, notably in production, administration, and research and development. In production and administration, personnel have been added in relation to the new operations in Switzerland. The increase in the number of employees in research and development is mainly related to the SPR array project.

     The sophistication of Biacore's products and the advanced research and development activities conducted place high demands on Biacore to recruit and retain highly educated and competent employees. Of the 346 Biacore employees at year-end 2003, 40 held a Ph.D. degree. A further 154 held a bachelor's or higher degree, and 76 had other forms of tertiary education. These highly skilled people are from a large number of disciplines, bringing to Biacore the broad base of knowledge that is needed to develop, produce and market Biacore(r) systems and other products and services. Biacore's research and development team encompasses people skilled in biology, chemistry, physics, mechanics, electronics and software programming.

     Biacore believes that its labor relations are good.

     See also Item 3D "Risk Factors - Key Personnel" and "Ability to Attract and Retain Skilled Staff," Item 4B "Business Overview" and Note 23 of Notes to Financial Statements.

E. SHARE OWNERSHIP

     The ownership of shares in Biacore at December 31, 2003 among the Directors of the Board and other members of senior management is presented in the table below.

Name                  Function                      Shares (1)  Options

Lars-Goran Andren     Chairman of the Board              2,281   47,000
Donald R. Parfet      Deputy Chairman of the Board      24,500        -
Gordon Edge           Director                               -        -
Tom Erixon            Director                               -        -
Donna Janson          Director                               -        -
Ulf Jonsson           Director, Chief Executive Officer
                      and President                      1,100   41,000
Magnus Lundberg       Director from 2002 to April 2004       -        -
Mats Pettersson       Director                             100        -
Marc Van Regenmortel  Director                             400        -
Anna Hansson          Director (employee representative)     -    1,500
Markku Hamalainen     Director (employee representative)   281    3,000
Eva-Lotta Hedstrom    Deputy Director from 2002 to April
                      2004 (employee representative)         -      500
Hans Sjobom           Deputy Director (employee
                      representative)                       46    3,500
Anette Persson        Deputy Director from April 2004
                      (employee representative)              -    2,500
Lars-Olov Forslund    Executive Vice President and
                      Chief Financial Officer                -   24,000
Anders Svenberg       Executive Vice President and
                      Head of Human Resources                -   24,000
Erik Wallden          Executive Vice President and
                      Head of Marketing and Business
                      Development                        1,750        -

(1) Each of these holdings represents less than 1% of the total number of shares.

     Certain other information on stock options granted to employees is presented in Note 23 of Notes to Financial Statements.


ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

     The following table sets forth, as at December 31, 2003, the total number of Ordinary Shares owned by each shareholder whose ownership of Ordinary Shares exceeds 5% of the ordinary shares issued and outstanding on such date and which is known to management.

Title of class    Identity of person or group   Amount owned   Percent of class

Ordinary Shares   Pfizer Health AB                 4,000,000              41.0%


     Excluding changes in shareholdings in Biacore below the 5% level, and based mainly on statistics of shareholdings in Biacore at December 31, 2000, 2001, 2002 and 2003, Biacore knows of no significant change in the ownership of Biacore during the three-year period between 2001 and 2003. Thereafter, Wasatch Advisors, Inc. reported on February 10, 2004 that it owned 982,559 shares in Biacore, corresponding to 10.1% of the total number of shares and votes in Biacore, and on May 10, 2004 that it owned 757,208 shares in Biacore, corresponding to 7.8% of the total number of shares and votes in Biacore.

     All shares carry equal voting rights.

     According to records available or partly available to Biacore, at December 31, 2003, approximately 6% of the holders of Ordinary Shares, including the Ordinary Shares represented by American Depositary Shares, holding approximately 10% of the total number of Ordinary Shares, were registered in names with addresses in the United States.

     To the extent known to Biacore, no entity or natural person owns a majority of or controls Biacore.

B. RELATED PARTY TRANSACTIONS

     See Item 3D "Risk Factors," 4B "Business Overview - Geographical Markets and Marketing Organization" and Notes 2 and 23 of Notes to Financial Statements.

C. INTERESTS OF EXPERTS AND COUNSEL

     Not applicable.


ITEM 8. FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

     See also the Financial Statements.

EXPORTS

     Total export sales from Sweden in 2003 was SEK 259.1 million. See also
Note 20 of Notes to Financial Statements.

LEGAL OR ARBITRATION PROCEEDINGS

     Biacore is not a party to, and is not aware of, any significant current, pending or contemplated legal or arbitration proceeding involving any material claim against it.

DIVIDENDS

     According to the Swedish Companies Act, dividends are decided by the General Meetings of shareholders, and Biacore has no predetermined policy on dividend distributions.

     Before 2003, Biacore International AB never declared or paid any dividend. For the financial years 2002 and 2003, Biacore paid dividends of SEK 3.00 per share on May 16, 2003 and May 6, 2004, respectively.

B. SIGNIFICANT CHANGES

     See Note 25 of Notes to Financial Statements.


ITEM 9. THE [OFFER AND] LISTING

A. [OFFER AND] LISTING DETAILS

     The Ordinary Shares are listed for trading in the form of Ordinary Shares on the Attract 40 section of the O-list of the Stockholm Stock Exchange and were until May 21, 2004 listed in the form of American Depositary Shares on Nasdaq National Market. The principal trading market for the Ordinary Shares has been the Stockholm Stock Exchange. Biacore shares were traded on 248 of the 249 trading days on the Stockholm Stock Exchange, and on 179 of 252 trading days on Nasdaq. The combined turnover rate was 46%, 41% and 47% for the years ending December 31, 2001, 2002 and 2003, respectively. Average volumes per trading day and trading market are presented in the following table.

Average daily volume      Year ended December 31
                            2003    2002    2001

Stockholm Stock Exchange  16,700  13,600  16,500
Nasdaq National Market     1,600   2,300   1,400

     The following are yearly, quarterly and monthly high, low and last paid sales prices of the American Depositary Shares on Nasdaq and the Ordinary Shares on the Stockholm Stock Exchange.

                     Nasdaq (USD)              Stockholm Stock Exchange (SEK)
            High (1)    Low (1) Period end       High        Low Period end

1999           11.88       7.25       9.75       96.5       59.0       78.0
2000           45.34       9.00      45.34      460.0       71.0      430.0
2001           43.00      19.00      32.00      435.0      191.0      340.0
2002           32.75      11.95      22.40      340.0      113.0      184.0
2003           27.65      19.01      22.92      216.0      142.0      169.5

2002Q1         32.75      22.05      23.71      340.0      232.0      255.0
2002Q2         27.80      22.40      27.12      285.0      218.0      254.5
2002Q3         28.04      11.95      11.95      256.0      113.0      119.5
2002Q4         24.74      11.95      22.40      229.5      115.5      184.0
2003Q1         23.00      19.01      21.20      198.0      156.0      167.5
2003Q2         24.92      19.50      21.60      200.0      142.0      174.0
2003Q3         27.65      19.75      24.01      216.0      162.0      186.5
2003Q4         26.00      20.61      22.92      200.0      151.0      169.5
2004Q1         25.93      22.00      23.50      189.5      163.5      175.0

2003, Dec.     23.15      20.61      22.92      175.0      151.0      169.5
2004, Jan.     24.75      22.92      24.05      180.0      163.5      175.0
2004, Feb.     25.93      23.25      24.64      189.5      165.0      183.0
2004, Mar.     24.64      22.00      23.50      185.0      165.0      175.0
2004, Apr.     25.00      22.40      23.44      191.0      162.0      176.0
2004, May (2)  23.08      20.66      21.25      179.0      151.0      174.0

(1)  Based on the last share price paid each day.
(2)  Biacore was delisted from Nasdaq effective May 21, 2004.

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

C. MATERIAL CONTRACTS

     During the two years immediately preceding filing of this document, Biacore has been a party to one contract which management believes is material and which has not been entered in the ordinary course of business or disclosed in Note 23 of Notes to Financial Statements. That contract was dated March 14, 1997, was filed as an exhibit to Biacore's 1996 Form 20-F and concerns the acquisition of the Japanese sales operation from Pfizer (Pharmacia), see Note 8 of Notes to Financial Statements. The parties to the contract were Biacore AB, Biacore KK and Amersham Biosciences KK.

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

United States Federal Income Taxation

     Under the United States federal income tax laws, and subject to the passive foreign investment company ("PFIC") rules discussed below, the gross amount of any dividend paid to a U.S. Holder (before reduction for Swedish withholding taxes) by Biacore out of its current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal income taxation. Dividends paid to a noncorporate U.S. Holder after December 31, 2002 and before January 1, 2009 that constitute qualified dividend income will be taxable to the holder at a maximum tax rate of 15% provided that the Ordinary Shares or ADSs are held for more than 60 days during the 120 day period beginning 60 days before the ex-dividend date and the holder meets other holding period requirements. The Internal Revenue Service recently announced that it will permit taxpayers to apply a proposed legislative change to this holding period requirement as if such change were already effective. This legislative "technical correction" would change the minimum required holding period, retroactive to January 1, 2003, to more than 60 days during the 121-day period beginning 60 days before the ex-dividend date. Dividends paid with respect to the Ordinary Shares or ADSs will be qualified dividend income. The U.S. Holder must include any Swedish tax withheld from the dividend payment in the gross amount even though the U.S. Holder does not in fact receive it. The dividend is taxable to the U.S. Holder when it is actually or constructively received by the U.S. Holder, in the case of Ordinary Shares, or by the Depositary, in the case of ADSs. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution includible in income of a U.S. Holder will be the U.S. dollar value of the krona payments made, determined at the spot krona / U.S. dollar rate on the date such dividend distribution is includible in the income of the U.S. Holder, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is includible in income to the date such payment is converted into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. Such gain or loss generally will be income from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a return of capital to the extent of the U.S. Holder's basis in the Ordinary Shares or ADSs and thereafter as capital gain.

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

United States Federal Income Taxation

     Subject to the PFIC rules discussed below, upon a sale or other disposition of Ordinary Shares or ADSs, a U.S. Holder will recognize gain or loss for United States federal income tax purposes in an amount equal to the difference between the U.S. dollar value of the amount realized and the U.S. Holder's tax basis (determined in U.S. dollars) in such Ordinary Shares or ADSs. Capital gain of a noncorporate U.S. Holder that is recognized on or after May 6, 2003 and before January 1, 2009 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes.

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

F. DIVIDENDS AND PAYING AGENTS

     Not applicable.

G. STATEMENTS BY EXPERTS

     Not applicable.

H. DOCUMENTS ON DISPLAY

     All of Biacore's filings and submissions filed or furnished to the SEC on or after November 4, 2002, are available on the SEC's website at www.sec.gov. Documents referred to on this Form 20-F may also be inspected at Biacore's office at Rapsgatan 7, Uppsala, Sweden. It is also possible to read and copy documents referred to in this annual report on Form 20-F that have been filed with the SEC at the SEC's public reference room located at 450 Fifth Street, NW, Washington, D.C. 20549, United States. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges.

I. SUBSIDIARY INFORMATION

     Not applicable.


ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

A. FOREIGN CURRENCY RISK

     Approximately 99%, 97% and 97% of Biacore's sales in 2001, 2002 and 2003, respectively, were derived from customers located outside Sweden and were generally denominated in currencies other than the Swedish krona, including the U.S. dollar, the Japanese yen, the British pound and the euro. Selling operations are conducted through Biacore's own marketing branches in Europe, New Zealand and Australia; subsidiaries in the United States and Japan; and distributors in certain other countries. Production and research and development are mainly carried out in Sweden. Biacore International SA in Switzerland acts as Biacore's head office and commercial center.

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

     The primary market risk exposure of Biacore is the exchange of foreign sales revenues from the United States, Japan and the euro region to Swiss franc and Swedish kronor.

     Biacore's net income is also subject to currency gains and losses on certain intercompany receivables and liabilities. Such currency exposure is mainly concentrated to its commercial center in Switzerland, and changes in the currency exchange rates between the Swiss franc and other currencies, including the Swedish krona, may materially affect Biacore's net income.

     It is not possible to hedge against all currency risks to which Biacore is exposed, and fluctuations between local currencies and the Swedish krona may have an adverse effect on Biacore's financial condition and results of operations.

     Apart from insurance contracts against social security costs on stock options accounted for as derivative instruments under U.S. GAAP, see Note 1, 14, 22, 23 and 26 of Notes to Financial Statements, the only derivative financial instruments Biacore uses are forward foreign exchange contracts, which are mainly used to hedge currency risk in sales. In the normal course of business, Biacore seeks to mitigate transaction risk by entering from time to time into such forward exchange contracts through which Biacore, in exchange for mainly Swiss franc, sells forward the major foreign currencies forecast to be received by it in connection with sales outside of Sweden. The following table presents Biacore's forward foreign exchange contracts.

                                  As of December 31
                2003                      2002                      2001
000's   Con-     Con-  Esti-      Con-     Con-  Esti-      Con-     Con-  Esti-
    tractual tractual  mated  tractual tractual  mated  tractual tractual  mated
     amount,  amount,   fair   amount,  amount,   fair   amount,  amount,   fair
       local      SEK value,     local      SEK value,     local      SEK value,
    currency             SEK  currency             SEK  currency             SEK

USD    4,349   33,819  2,289    11,579  112,383  9,134     5,766   61,474   -357
JPY  646,000   43,978     45   521,000   40,914  2,130   721,000   61,914  2,588
Other    N/a   21,646   -780       N/a   18,373     82       N/a   14,048   -112
Total    N/a   99,443  1,554       N/a  171,670 11,346       N/a  137,436  2,119

     All forward exchange contracts outstanding at December 31, 2003 expire during the year 2004.

     Biacore has not historically hedged against currency translation risk and does not currently intend to do so in the future.

     Biacore does not engage in or sell forward contracts for trading purposes.

     Sweden is not among those countries whose currencies since January 1, 1999 make up the euro, the main currency of the European Union.


ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.


PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     None.


ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     None.


ITEM 15. CONTROLS AND PROCEDURES

     Under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, the Company has evaluated the effectiveness of the design and operation of its disclosure controls and procedures pursuant to Exchange Act
Rule 13a-14(c) as of the end of the period covered by the report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that these disclosure controls and procedures are effective.

     There were no significant changes in the Company's internal controls over financial reporting that occurred during the period covered by this Form 20-F that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

     See also Item 19 Exhibits - Certifications.

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


ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

     As permitted by Swedish and Unites States laws and regulations, the Company has no audit committee as defined under U.S. regulations.

     On May 8, 2003, the Board of Directors of Biacore decided to constitute itself as "audit committee" of Biacore. The work plan of the Board of Directors was accordingly adjusted and the auditor of Biacore has been present at Meetings of the Board of Directors of Biacore International AB. On April 28, 2004, Biacore formed an audit committee consisting of Gordon Edge, Tom Erixon and Mats Pettersson, who are believed to be considered "independent."

     However, these audit committees have not fulfilled the requirements of a similar United States audit committee, requirements which currently do not apply to Biacore. For example, some duties to be handled by audit committees in the United States are by law handled by the Company's shareholders' meetings or Board of Directors, and some members of Biacore's Board of Directors would not have been considered to be independent by Unites States standards. Accordingly, the Company has not had "an audit committee financial expert serving on its audit committee." However, the Company has determined that Mats Pettersson has the qualifications required of an audit committee financial expert. The Board of Directors in its capacity as audit committee has implemented a policy of requiring approval of certain non-audit services provided by the Company's auditors.


ITEM 16B. CODE OF ETHICS

     The Company has adopted a code of ethics that applies to its principal executive officer, principal accounting officer, principal financial officer or controller, or persons performing similar functions. The code is provided to any person, without charge, upon request. Such request should be sent to Biacore International AB, Legal Department, Rapsgatan 7, SE - 754 50 Uppsala, Sweden. There was no change in Biacore's code of ethics during 2003.


ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

     The following table presents the fees of the principal accountant, PricewaterhouseCoopers, for the years ended December 31, 2001, 2002 and 2003, respectively.

SEK                For the years ended December 31
thousands                    2003   2002

Audit fees                  1,837  1,511
Audit-related fees              -      -
Tax fees                      502    309
All other fees              1,825  1,220
Total                       4,164  3,040

     Tax fees relate to advice concerning taxation of income within the group's legal entities and branch offices, transfer pricing and value added taxes (VAT).

     "All other fees" increased in 2003. In both 2002 and 2003, these fees mainly related to a program to adjust the structure of the European sales and distribution operations.

     In addition to the table above, Sojiro Takagaki received audit fees of SEK 159 thousand, SEK 145 thousand and SEK 140 thousand for 2001, 2002 and 2003, respectively.

     See also Item 16A Audit Committee Financial Expert.


ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

     As a foreign private issuer, Biacore is currently exempted from certain United States regulations relating to audit committees according to Securities and Exchange Commission Rule 10A-3 to the Securities Exchange Act of 1934. See also Item 16A-16C.


ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

     Not applicable.


PART III

ITEM 17. FINANCIAL STATEMENTS

CONTENTS

Report of Independent Accountants
Consolidated Income Statements
Consolidated Balance Sheets
Consolidated Statements of Cash Flows
Consolidated Shareholders' Equity
Notes to Financial Statements


REPORT OF INDEPENDENT ACCOUNTANTS

     To the Board of Directors and Shareholders of Biacore International AB:

     We have audited the accompanying consolidated balance sheets of Biacore International AB and Subsidiaries, collectively "Biacore," (as described in
Note 1), as of December 31, 2003, 2002 and 2001, respectively, and the related consolidated income statements and statements of cash flows and consolidated shareholders' equity for each of the three years in the period ended
December 31, 2003, all expressed in Swedish kronor. These financial statements are the responsibility of Biacore's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform our audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Biacore at December 31, 2003, 2002 and 2001, and the results of its operations and cash flows for each of the three years in the period ended December 31, 2003, (on the basis described in Note 1), in conformity with accounting principles generally accepted in Sweden.

     Accounting principles generally accepted in Sweden vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected the determination of consolidated net income expressed in Swedish kronor for each of the three years in the period ended December 31, 2003 and the determination of consolidated shareholders' equity and consolidated financial position also expressed in Swedish kronor at December 31, 2003, 2002 and 2001 to the extent summarized in Note 26 to the consolidated financial statements.

Stockholm, Sweden
March 26, 2004


Sten Hakansson
Authorized Public Accountant
PricewaterhouseCoopers AB


BIACORE
CONSOLIDATED INCOME STATEMENTS
(in thousands, except earnings per share)

                                               For the years ended December 31
                                              2003      2003      2002      2001
                                               USD       SEK       SEK       SEK

Sales                                       71,654   515,549   614,154   543,717
Cost of sales                              -13,067   -94,016  -100,930   -99,800
Gross profit                                58,587   421,533   513,224   443,917
Marketing                                  -22,988  -165,401  -199,817  -188,696
Administration                              -9,886   -71,129   -68,271   -86,739
Research and development                   -10,921   -78,575  -104,370  -104,667
Operating foreign currency gains and losses -2,042   -14,689   -16,644     4,539
Other operating income                          56       401    20,982       742
Other operating expenses                       -12       -89       -10         -
Amortization of goodwill                      -562    -4,047    -4,515    -4,964
Items affecting comparability               -8,126   -58,463         -         -
Operating income                             4,106    29,541   140,579    64,132

Gain on sale of long-term investments          173     1,246         -     4,605
Write-downs of long-term investments             -         -   -28,655         -
Reversal of write-down of long-term
investments                                    389     2,801         -         -
Interest income                              1,313     9,444    10,158     9,981
Interest expense                              -229    -1,645    -1,833    -1,055
Financial foreign currency gains and losses      4        26       -16       199
Other financial income and expenses              -         -         -        -5
Financial items, net                         1,650    11,872   -20,346    13,725
Income after financial items                 5,756    41,413   120,233    77,857

Income taxes                                   408     2,938   -40,096   -27,588
Minority interest                                -        -2       623         -
Net income                                   6,164    44,349    80,760    50,269

Basic earnings per share                      0.63      4.55      8.28      5.16
Diluted earnings per share                    0.63      4.53      8.20      5.04
No. of shares, average, thousands            9,750     9,750     9,750     9,750
No. of shares, average, diluted, thousands   9,787     9,787     9,851     9,981

     Solely for the convenience of the reader, the 2003 financial statements have been translated into United States Dollars (USD) using the December 31, 2003 Noon Buying Rate of the Federal Reserve Bank of New York of
USD 1 = SEK 7.1950. Such translated amounts are unaudited.

     See accompanying notes to financial statements.


BIACORE
CONSOLIDATED BALANCE SHEETS
(in thousands)

                                                      As of December 31
                                              2003      2003      2002      2001
                                               USD       SEK       SEK       SEK

ASSETS
Long-term assets
Capitalized product development              6,496    46,740     5,070         -
Goodwill                                     1,648    11,856    17,190    23,589
Other intangible assets                      1,582    11,383    62,581    60,717
Intangible assets                            9,726    69,979    84,841    84,306

Buildings                                   10,191    73,323    79,240    59,662
Land and land improvements                   1,407    10,126     6,208     6,246
Machinery and equipment                      3,951    28,429    31,692    41,717
Property, plant and equipment               15,549   111,878   117,140   107,625

Long-term investments                          135       971     7,920    40,470
Long-term receivables                        3,309    23,805    27,672    28,681
Long-term financial assets                   3,444    24,776    35,592    69,151
Total long-term assets                      28,719   206,633   237,573   261,082

Current assets
Inventories                                  9,631    69,292    43,460    29,449

Accounts receivable                         17,896   128,763   156,280   179,096
Other receivables                            8,652    62,253    42,529    40,499
Receivables                                 26,548   191,016   198,809   219,595

Marketable securities                       37,826   272,162   273,443   184,838
Cash and bank                               11,166    80,339    78,146    35,970
Liquid funds                                48,992   352,501   351,589   220,808
Total current assets                        85,171   612,809   593,858   469,852
Total assets                               113,890   819,442   831,431   730,934

     Solely for the convenience of the reader, the 2003 financial statements have been translated into United States Dollars (USD) using the December 31, 2003 Noon Buying Rate of the Federal Reserve Bank of New York of
USD 1 = SEK 7.1950. Such translated amounts are unaudited.

     See accompanying notes to financial statements.


BIACORE
CONSOLIDATED BALANCE SHEETS
(in thousands)

                                                      As of December 31
                                              2003      2003      2002      2001
                                               USD       SEK       SEK       SEK

SHAREHOLDERS' EQUITY AND LIABILITIES
Shareholders' equity
Share capital                               13,551    97,500    97,500    97,500
Restricted reserves                         31,700   228,084   253,904   245,821
Restricted shareholders' equity             45,251   325,584   351,404   343,321

Unrestricted reserves                       36,168   260,230   202,506   175,645
Net income                                   6,164    44,349    80,760    50,269
Unrestricted shareholders' equity           42,332   304,579   283,266   225,914
Total shareholders' equity                  87,583   630,163   634,670   569,235

Minority interest                              108       780       853         -

Provisions
Provision for pensions                       5,162    37,139    33,347    27,750
Provision for long-term deferred taxes       5,817    41,856    48,436    34,799
Other provisions                               226     1,622     1,622     1,622
Total provisions                            11,205    80,617    83,405    64,171

Long-term liabilities
Long-term liabilities to
credit institutions, 1-5 years                 292     2,100     3,291         -

Current liabilities
Current liabilities to credit institutions     130       934     1,013         -
Accounts payable                             2,979    21,437    26,122    26,796
Income taxes payable                           224     1,614     1,270     1,865
Other liabilities                           11,369    81,797    80,807    68,867
Total current liabilities                   14,702   105,782   109,212    97,528
Total shareholders' equity and liabilities 113,890   819,442   831,431   730,934


Pledged assets and contingent liabilities
Pledged assets                                 300     2,159      None      None
Contingent liabilities                          83       594       535     4,738

     Solely for the convenience of the reader, the 2003 financial statements have been translated into United States Dollars (USD) using the December 31, 2003 Noon Buying Rate of the Federal Reserve Bank of New York of
USD 1 = SEK 7.1950. Such translated amounts are unaudited.

     See accompanying notes to financial statements.


BIACORE
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

                                               For the years ended December 31
                                              2003      2003      2002      2001
                                               USD       SEK       SEK       SEK

Cash flows from operating activities
Net income                                   6,164    44,349    80,760    50,269
Less: Depreciation and amortization          4,423    31,827    23,743    20,511
Less: Write-down of intangible assets        6,782    48,796         -         -
Less: Reversal of write-down of intangible
assets                                        -266    -1,914         -         -
Less: Write-down of property, plant &
equipment                                      252     1,816         -         -
Less: Gain on sale of long-term investments   -173    -1,246         -    -4,605
Less: Write-down of long-term investments        -         -    28,655         -
Less: Reversal of write-down of long-term
investments                                   -389    -2,801         -         -
Less: Minority interest                          -         2      -623         -
Decrease (increase) in long-term deferred
tax assets                                     673     4,841     1,680    -5,428
Decrease (increase) in other long-term
receivables                                   -135      -974      -671      -453
Decrease (increase) in inventories          -3,590   -25,832   -14,586    -4,478
Decrease (increase) in accounts receivable 3,824 27,517 22,816 -53,589 Decrease (increase) in income tax
receivables                                 -2,281   -16,415    -3,096      -496
Decrease (increase) in current deferred tax
assets                                      -1,052    -7,572     1,350    -1,658
Decrease (increase) in other receivables       740     5,326      -284       165
Increase (decrease) in provision for pensions 527 3,792 5,597 3,579 Increase (decrease) in provision for
long-term deferred taxes                      -915    -6,580    13,637     6,686
Increase (decrease) in provision for
short-term deferred taxes                        -         -         -      -530
Increase (decrease) in accounts payable       -651    -4,685      -674    -3,635
Increase (decrease) in income taxes payable     48       344      -595    -3,575
Increase (decrease) in other liabilities       138       990    11,940     9,536
Other                                       -2,073   -14,912    -5,986     6,086
Net cash flow from operating activities     12,046    86,669   163,663    18,385

Cash flows from investing activities
Acquisition of businesses, net of
payments made and cash in entities acquired      -         -     1,594         -
Acquisition of intangible assets            -6,973   -50,174    -6,951   -57,511
Purchase of property, plant and equipment   -2,275   -16,366   -31,764   -39,979
Proceeds from sale of long-term investments  1,528    10,996         -    32,160
Net cash flow from investing activities     -7,720   -55,544   -37,121   -65,330

Cash flows from financing activities
Long-term borrowing                              -         -     3,990         -
Short-term borrowing                             -         -       997         -
Repayment of loan                             -134      -963      -748         -
Dividend paid                               -4,065   -29,250         -         -
Net cash flow from financing activities     -4,199   -30,213     4,239         -

Net increase (decrease) in liquid funds        127       912   130,781   -46,945
Liquid funds at beginning of year           48,865   351,589   220,808   267,753
Liquid funds at end of year                 48,992   352,501   351,589   220,808

     Solely for the convenience of the reader, the 2003 financial statements have been translated into United States Dollars (USD) using the December 31, 2003 Noon Buying Rate of the Federal Reserve Bank of New York of
USD 1 = SEK 7.1950. Such translated amounts are unaudited.

     See accompanying notes to financial statements.


BIACORE
CONSOLIDATED SHAREHOLDERS' EQUITY
(in thousands of SEK)

                                Share   Restricted   Unrestricted          Total
                              capital     reserves  shareholders'  shareholders'
                                                           equity         equity

December 31, 2000              97,500      236,831        159,800        494,131
Currency translation differences    -            -          6,675          6,675
Redistribution between
restricted and unrestricted
reserves                            -        8,990         -8,990              -
Net income                          -            -         50,269         50,269
Issue of stock options              -            -         18,160         18,160
December 31, 2001              97,500      245,821        225,914        569,235
Currency translation differences    -            -        -15,325        -15,325
Redistribution between
restricted and unrestricted
reserves                            -        8,083         -8,083              -
Net income                          -            -         80,760         80,760
December 31, 2002              97,500      253,904        283,266        634,670
Currency translation differences    -            -        -20,669        -20,669
Redistribution between
restricted and unrestricted
reserves                            -      -25,820         25,820              -
Net income                          -            -         44,349         44,349
Issue of stock options              -            -          1,063          1,063
Dividend                            -            -        -29,250        -29,250
December 31, 2003              97,500      228,084        304,579        630,163

	At December 31, 2001, 2002 and 2003, accumulated currency translation differences amounted to 34,112, 18,787 and -1,882, respectively.

     Solely for the convenience of the reader, the 2003 financial statements have been translated into United States Dollars (USD) using the December 31, 2003 Noon Buying Rate of the Federal Reserve Bank of New York of
USD 1 = SEK 7.1950. Such translated amounts are unaudited.

     See accompanying notes to financial statements.


NOTES TO FINANCIAL STATEMENTS

     Amounts in these Notes to Financial Statements are in thousands of Swedish kronor, except per share and other data, unless stated otherwise. Figures for the preceding year are indicated in parentheses.

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

     The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in Sweden ("Swedish GAAP"). These accounting principles differ in certain significant respects from accounting principles generally accepted in the United States ("U.S. GAAP"). See Note 26 for a reconciliation of the principal differences between Swedish GAAP and U.S. GAAP affecting Biacore's income and shareholders' equity.

Changes in Accounting Principles

     Those new accounting standards from the Swedish Financial Accounting Standards Council ("Redovisningsradet") which applied as from 2003 did not affect Biacore's income statement or balance sheet. RR29 Employee Benefits is effective for financial years beginning January 1, 2004 or later. Biacore does not expect the impact of the adoption of this accounting standard to be material to its income statement. The effect on shareholders' equity on January 1, 2004 has been estimated at SEK -4.8 million. As from 2005, Biacore will use International Financial Reporting Standards as approved by the European Union. Biacore follows the development of the new accounting principles and continuously assesses their expected impact on Biacore. The changes mentioned above entail changes in the accounting and disclosure of pensions. Future expected salary increases will be explicitly taken into account and the previously applied safety margins will be abolished. The new principles relating to pensions apply as from January 1, 2004 in the Group accounts and may apply as from January 1, 2005 in legal entities. The implementation of IFRS in 2005 will, among other areas, affect the accounting for financial instruments, incentive stock options and goodwill. More financial instruments will be reported at fair value and the requirements for hedge accounting will be tightened. It is expected that certain incentive stock options will be required to be reported as expenses. Amortization of goodwill will be terminated. The Company is currently in the process of determining the impact of the adoption of IFRS.

Consolidation Principles

     The consolidated financial statements include the parent company Biacore International AB and all entities in which Biacore International AB, directly or indirectly, has a controlling interest.

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

Research and Development

     As from 2002, product development expenses relating to projects which the Company can show it can technologically complete and profitably commercialize, and which fulfil certain other criteria listed by the Swedish Financial Accounting Standards Council, are stated as assets and are amortized in accordance with "Amortization and Depreciation" below. If the recoverable cost is less than the acquisition value less accumulated depreciation or amortization, a write-down to the recoverable amount is recorded. Write-downs are reversed in the income statement when the recoverable value is higher than the carrying amount of the asset.

     Other research and development costs are expensed as incurred.

     Prior to 2002, all research and development expenses were charged to the income statement as they occurred. The new accounting policy adopted as from 2002 is only applied prospectively. Thus, earnings during 2002 and thereafter are not charged with amortization of expenses from periods before January 1, 2002 which would have been stated as assets and amortized if the current policy had been applied in prior years.

Other Intangible Assets, and Property, Plant and Equipment

     Other intangible assets, and property, plant and equipment, excluding land, are recorded at acquisition cost less accumulated amortization and depreciation. Land is recorded at acquisition cost. If there is indication of an impairment of an intangible asset or a property, plant or equipment, then the recoverable cost of the asset is calculated. If the recoverable cost is less than the acquisition value less accumulated depreciation or amortization, a write-down to the recoverable amount is recorded. Write-downs are reversed in the income statement when the recoverable value is higher than the carrying amount of the asset.

Long-Term Investments

     Shares in companies in which Biacore holds less than 20% of the voting rights and does not hold a controlling interest, and other long-term investments, are carried at cost. The recorded values of long-term investments are written down when impairment in value is other than temporary. Write-downs are reversed in the income statement when the estimated fair value is higher than the carrying amount of the asset.

Inventories

     Inventories are recorded at the lower of cost, in accordance with the first-in first-out (FIFO) method, and net sales value. Detailed inventory aging reports for all significant inventoried products are maintained and reviewed, and obsolescence is provided for.

Liquid Funds

     Liquid funds include interest-bearing investments with high liquidity and low risk. Treasury bills and commercial paper are accounted for using the amortized cost method.

Revenue Recognition

     Sales are recognized when no significant vendor obligation remains and collection of the resulting receivable is probable, which generally takes place at installation when such in included in the terms of sale.

     Revenue from maintenance contracts is recognized ratably over the term of the contracts. Unrecognized revenue relating to maintenance contracts is recorded as deferred revenue, which is included in other liabilities in the balance sheet.

Warranty Costs

     Biacore provides, by a current charge to the income statement, an amount it estimates will be needed to cover future warranty obligations for products sold. The accrued liability for warranty costs is included in other provisions in the balance sheet.

Government Assistance

     To the extent Biacore receives government grants or other assistance, such support reduces the expense of the corresponding function.

Pensions

     Defined benefit pension plans are recorded in accordance with actuarial calculations. For defined contribution pension plans, premiums are charged to income when earned by the employee.

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

Employee Stock options

     Employee stock options that will be settled in shares are not recognized as an expense in the income statement when the strike price of the option exceeds the quoted stock price at the date of grant. Instead, at exercise of employee stock options, the exercise price of the options increases the liquid funds and shareholders' equity of the Company. The number of shares is also increased. Prior to exercise, the option plans are disclosed and earnings per share is adjusted to account for the estimated dilutive effect of employee stock options. Social security costs relating to employee stock options are charged to expenses over the option periods and are calculated based on the stock price development of the Biacore share.

Hedge of Social Security Costs on Incentive Stock Options

     In certain countries social security costs are charged on incentive stock options. These social security costs are often dependent on the stock price development of the Biacore share. To hedge against increases in social security costs as a result of increases in the stock price, Biacore generally sells, to an investment bank, some of the stock options issued. The future compensation which Biacore receives is calculated based on the stock price development of the Biacore share. The estimated fair value of this entitlement is recorded as a prepaid expense and is charged to income over the terms of the respective stock options.

Forward Foreign Exchange Contracts

     Apart from hedging of social security costs on stock options, the only derivative financial instruments Biacore uses are forward foreign exchange contracts. These are mainly used to hedge currency risk in sales. Such forward foreign exchange contracts are recorded as a part of sales. Both gains and losses from hedges of sales are reported in the same period as the underlying sales of goods or services protected by the hedge. Thus, unrealized gains and losses on forward foreign exchange contracts entered into for purposes of hedging sales are not recognized until the underlying sales are recorded.

     At hedging of intercompany loans, the loan is reported at the secured value. Any premium is amortized over the period of the hedge and included in interest income.

     Biacore does not engage in or sell forward contracts for trading purposes.

Leasing

     When a lease agreement transfers to the Group, as lessee, substantially all the risks and rewards incident to ownership, such object is included in long-term assets in the consolidated balance sheet. The corresponding duty to pay future leasing fees is recorded as a liability.

Borrowing Costs

     Financial liabilities are recorded at nominal value, adjusted for any premium or discount paid. Such premium or discount is recorded as interest over the term of the loan.

Amortization and Depreciation

     Amortization and depreciation are systematically charged to income over the expected useful life of the respective assets. They are calculated on the depreciable amount, i.e. the acquisition cost less any expected residual value at the end of the expected useful life. All significant amortization and depreciation are based on the straight-line method.

     Capitalized product development is amortized over individually expected useful lives, starting when the respective products are ready for first delivery. The amortization periods of product development have varied between 3 and 4 years for the capitalized product development that has been amortized during 2003, which relates to a minor part of the acquisition value of capitalized product development.

     Goodwill is amortized over a maximum of 20 years. Goodwill arising from acquisition of sales organizations with established market positions is amortized over 5 to 12 years based on individual assessments.

     Licenses and patents are amortized over the shorter of their legal life and their individually expected useful lives, generally no more than 20 years.

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

     A deferred income tax asset is recognized for temporary differences and tax loss carryforwards that are expected to result in deductible amounts in future years. A valuation allowance is recognized if it is more likely than not that some portion or all of the deferred income tax asset will not be realized.

     At elimination of intercompany gains, deferred taxes are calculated using the tax rate of the acquiring entity.

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

2. RELATED PARTY TRANSACTIONS

     After having acquired Pharmacia in 2003 and thereby a 41% ownership in Biacore, Pfizer is considered to be a related party of Biacore. The following table presents transactions and balances with related parties to Biacore. For 2001, the table includes Pharmacia and Amersham Biosciences, at that time 45% owned by Pharmacia. For 2002, the table includes Pharmacia, and for 2003 all of Pfizer including Pharmacia.

                           For the years ended December 31
                                      2003    2002    2001

Sales                                4,668  15,159   9,548
Operating expenses                  -1,047  -2,918  -9,726

Accounts receivable                    808   5,669   4,538
Accounts payable                        10     598   1,244
Net receivable from related parties    798   5,071   3,294

     Sales to related parties represent sales to Pfizer/Pharmacia, and during 2001 also to Amersham Biosciences under distributor agreements with Biacore for sales to third parties in Asia. Biacore believes that the pricing and other sales terms provided to related parties have been no less favorable to Biacore than could have been obtained from non-related parties.

     From Pfizer/Pharmacia, Biacore purchased canteen services and employee health care until June 30, 2003. In 2001, Biacore purchased certain parts and chemicals from Amersham Biosciences. Management believes that the costs of these goods and services were reasonable and would not have differed significantly if they had been purchased from unrelated third parties, and that there are alternative suppliers for all of these goods and services.

     Accounts receivable from related parties represent sales to Pfizer/Pharmacia and distribution companies within Amersham Biosciences.

     Accounts payable to related parties represent goods and services mentioned above purchased from Pfizer/Pharmacia and Amersham Biosciences.

     Items in the consolidated statements of cash flows which relate to transactions with related parties are presented in the following table.

                                    For the years ended December 31
                                               2003    2002    2001

Cash flows from operating activities
Decrease (increase) in accounts receivable    4,861  -1,131  -3,507
Increase (decrease) in accounts payable        -588    -646    -977

     As of December 31, 2000 and 2001, Biacore owned approximately 15.8% and 4.5%, respectively, of the shares of Axiom Biotechnologies Inc. In 2001, Biacore acquired, for a consideration of USD 5 million, a license to certain fluorescent cell-based assay technology from Axiom Biotechnologies Inc. Concurrently, Biacore sold 1,000,000 shares in Axiom Biotechnologies Inc. to Axiom Biotechnologies Inc. for a consideration of USD 3 million. The two transactions were negotiated simultaneously and the net amount of USD 2 million was paid by Biacore to Axiom Biotechnologies in 2001. At Biacore's decision in 2003 not to continue the development of the Procel(tm) product line, the book value of the license was written off.

3. SALES

                                 For the years ended December 31
                                          2003     2002     2001

Sales of goods                         401,654  520,721  484,757
Sales of services incl. spare parts     92,807   80,922   70,582
Hedge of sales (1)                      21,088   12,511  -11,622
Sales                                  515,549  614,154  543,717

(1) Hedge of sales relates to exchange gains and losses on forward contracts for the sales of foreign currencies received from sales transactions.

4.	ITEMS AFFECTING COMPARABILITY

                      For the years ended December 31
                                     2003  2002  2001

Discontinuation of Procel(tm)     -58,463     -     -
Items affecting comparability     -58,463     -     -

     The cost of the discontinuation of Procel(tm) includes a full write-down of the license acquired from Axiom Biotechnologies of 47,857, write-down of machinery and equipment of 1,816, write-down of capitalized product development of 939 and 7,851 in other expenses including charges by a supplier to Biacore.

5.	AMORTIZATION AND DEPRECIATION

                           For the years ended December 31
                                    2003     2002     2001

Cost of sales                     -4,947   -3,699   -2,541
Marketing                         -4,737   -5,958   -5,774
Administration                    -3,527   -3,447   -2,408
Research and development         -14,569   -6,124   -4,824
Goodwill                          -4,047   -4,515   -4,964
Amortization and depreciation    -31,827  -23,743  -20,511

6. INTEREST EXPENSE

                                     For the years ended December 31
                                                2003    2002    2001

Interest expense on provision for pensions    -1,496  -1,585    -828
Other interest expenses                         -149    -248    -227
Interest expense                              -1,645  -1,833  -1,055

7. INCOME TAXES

     Income after financial items was distributed geographically as follows.

                               For the years ended December 31
                                        2003     2002     2001

Sweden                               -37,064  108,282   66,743
United States                          9,684     -622   13,730
Rest of world                         68,793   12,573   -2,616
Total income after financial items    41,413  120,233   77,857

     Income taxes were distributed geographically as presented in the following table.

                        For the years ended December 31
                                 2003     2002     2001

Payable income taxes
Sweden                         -2,870  -26,104  -21,344
United States                  -2,659    3,840   -5,662
Rest of world                  -1,697   -2,513   -1,594
Total payable income taxes     -7,226  -24,777  -28,600

Deferred income taxes
Sweden                         11,620  -12,751     -824
United States                   3,967   -3,733    1,547
Rest of world                  -5,423    1,165      289
Total deferred income taxes    10,164  -15,319    1,012
Total income taxes              2,938  -40,096  -27,588

     The principal reasons for the difference between the statutory income tax rate in Sweden and the effective tax rate in relation to income after financial items are set forth in the following table.

%                                             For the years ended December 31
                                                             2003  2002  2001

Statutory income tax rate                                      28    28    28
Differences for foreign tax rates                             -33    -4     4
Change in expected utilization of tax loss carryforwards       14     -     -
Deferred taxes on intercompany gains                          -22     -     -
Taxes related to prior years                                    -     1    -2
Capital losses which can only be netted against capital gains  -3     7     -
Other nondeductible costs                                       9     1     5
Effective income tax rate                                      -7    33    35

     Differences for foreign tax rates mainly relate to the Swiss operations. Deferred taxes on intercompany gains relate to higher deferred tax assets on accruals for intercompany gains in countries with higher tax rates than Sweden. Deferred income taxes reflect the impact of temporary differences between the basis of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws. The tax effects of temporary differences that give rise to deferred tax assets and liabilities are presented in the following table.

                                                             As of December 31
                                                          2003    2002    2001

Deferred tax assets
Intercompany profits                                    15,167  10,851  14,380
Tax loss carryforwards                                  13,926  16,802  20,081
Long-term investments incl. capital loss carryforwards   6,890   8,023       -
Fiscal depreciation below plan                           7,847   1,752   1,903
Other                                                    5,348   3,588   2,833
Total deferred tax assets, gross                        49,178  41,016  39,197
Valuation allowance                                    -14,970  -9,539  -4,690
Total deferred tax assets                               34,208  31,477  34,507

Deferred tax liabilities
Tax allocation reserve                                  31,991  33,728  29,218
Fiscal depreciation in excess of plan                    9,865  14,708   5,581
Total deferred tax liabilities                          41,856  48,436  34,799
Net deferred tax liabilities                             7,648  16,959     292

     The deferred tax asset from tax loss carryforwards mainly relates to tax loss carryforwards of approximately 30,325 in Japan, of which approximately 14,244 expire in 2004, approximately 9,766 in 2005, approximately 3,394 in 2006 and approximately 2,921 in 2007. Approximately half of the Japanese tax loss carryforward is expected to be utilized.

     The valuation allowance against deferred tax assets mainly relates to tax loss carryforwards in Japan and capital loss carryforwards in Sweden relating to long-term investments. The following table summarizes the activity which has been recorded through the valuation allowance accounts.

Valuation allowance          For the years ended December 31
                                        2003    2002    2001

Balance at beginning of period        -9,539  -4,690  -4,602
Changes in tax loss carryforwards
not expected to be utilized           -6,849   2,930     -52
Long-term investments                  1,133  -8,023       -
Currency translation differences         285     244     -36
Balance at end of period             -14,970  -9,539  -4,690

8. INTANGIBLE ASSETS

Capitalized product          Acquisition  Amorti-  Write-   Total
development                        value   zation   downs

December 31, 2001                      -        -       -       -
Acquisition                        4,994        -       -   4,994
Currency translation differences      76        -       -      76
December 31, 2002                  5,070        -       -   5,070
Acquisition                       44,925        -       -  44,925
Amortization                           -     -608       -    -608
Write-downs                            -        -    -939    -939
Disposals                         -1,071      132     939       -
Currency translation differences  -1,723       15       -  -1,708
December 31, 2003                 47,201     -461       -  46,740

     See also Note 1 Research and Development, and Amortization and
Depreciation.

Goodwill               Acquisition value  Amortization    Total

December 31, 2001                 55,980       -32,391   23,589
Amortization                           -        -4,515   -4,515
Currency translation differences  -4,989         3,105   -1,884
December 31, 2002                 50,991       -33,801   17,190
Amortization                           -        -4,047   -4,047
Currency translation differences  -4,099         2,812   -1,287
December 31, 2003                 46,892       -35,036   11,856

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

Other intangible assets      Acquisition  Amorti-   Write-    Total
                                   value   zation    downs

December 31, 2001                 63,548   -2,831        -   60,717
Acquisition                        1,957        -        -    1,957
Reclassification                   1,858       32        -    1,890
Disposals                            -19        -        -      -19
Amortization                           -   -1,955        -   -1,955
Currency translation differences     -19       10        -       -9
December 31, 2002                 67,325   -4,744        -   62,581
Acquisition                        5,249        -        -    5,249
Reclassification                     -65       65        -        -
Amortization                           -  -10,485        -  -10,485
Write-downs                            -        -  -47,857  -47,857
Reversal of write-downs                -        -    1,914    1,914
Currency translation differences     -32       13        -      -19
December 31, 2003                 72,477  -15,151  -45,943   11,383

     A license acquired from Axiom Biotechnologies in 2001 for USD 5 million which was amortized as from January 1, 2003 and was completely written down on September 30, 2003 is included in other intangible assets. Other intangible assets also include patents acquired and administrative software.

9. PROPERTY, PLANT AND EQUIPMENT

Buildings                  Acquisition value  Depreciation   Total

December 31, 2001                     69,059        -9,397  59,662
Capital expenditure                   16,688             -  16,688
Reclassification                       7,232          -829   6,403
Depreciation                               -        -3,580  -3,580
Currency translation differences          92           -25      67
December 31, 2002                     93,071       -13,831  79,240
Capital expenditure                    2,758             -   2,758
Reclassification                      -4,140             -  -4,140
Depreciation                               -        -4,110  -4,110
Currency translation differences        -648           223    -425
December 31, 2003                     91,041       -17,718  73,323

Land and land improvements    Acquisition value  Depreciation   Total

December 31, 2001                         7,059          -813   6,246
Depreciation                                  -           -38     -38
December 31, 2002                         7,059          -851   6,208
Reclassification                          4,140             -   4,140
Depreciation                                  -          -222    -222
December 31, 2003                        11,199        -1,073  10,126

Machinery and equipment   Acquisition value  Depreciation  Write-downs    Total

December 31, 2001                   111,707       -69,990            -   41,717
Capital expenditure                  15,076             -            -   15,076
Reclassification                    -12,851         5,152            -   -7,699
Depreciation                              -       -13,655            -  -13,655
Currency translation differences     -4,016           269            -   -3,747
December 31, 2002                   109,916       -78,224            -   31,692
Capital expenditure                  13,608             -            -   13,608
Reclassification                     -3,420         3,420            -        -
Disposals                            -3,317         3,317            -        -
Depreciation                              -       -12,355            -  -12,355
Write-downs                               -             -       -1,816   -1,816
Currency translation differences     -6,587         3,752          135   -2,700
December 31, 2003                   110,200       -80,090       -1,681   28,429

     The tax value of real estate in Sweden as of December 31, 2003 was 32,710, of which buildings accounted for 24,910.

10. LONG-TERM INVESTMENTS

Name                   Number of  Ownership,  Acquisition  Write-   Book  Market
                          shares           %        value   downs  value   value

Bioreason, Inc.          755,189        10.5      17,640  -17,640      -     N/a
Sequenom, Inc.            53,538         0.1         971        -    971   1,247
Total long-term investments                       18,611  -17,640    971

Long-term investments    Acquisition value  Write-downs  Book value

December 31, 2001                   40,470            -      40,470
Acquisitions                           971            -         971
Write-downs                              -      -28,655     -28,655
Divestments                         -9,185        8,214        -971
Reclassification                    -3,895            -      -3,895
December 31, 2002                   28,361      -20,441       7,920
Reversal of write-downs                  -        2,801       2,801
Divestments                         -9,750            -      -9,750
December 31, 2003                   18,611      -17,640         971

11. LONG-TERM RECEIVABLES

                                    As of December 31
                                 2003    2002    2001

Long-term deferred tax assets  19,235  24,076  25,756
Other long-term receivables     4,570   3,596   2,925
Total long-term receivables    23,805  27,672  28,681

                               Long-term deferred   Other long-term    Total
                                       tax assets       receivables

December 31, 2001                          25,756             2,925   28,681
Additions                                   4,644             1,010    5,654
Deductions                                 -1,186               -81   -1,267
Reclassification                           -3,186                 -   -3,186
Currency translation differences           -1,952              -258   -2,210
December 31, 2002                          24,076             3,596   27,672
Additions                                   9,030             1,810   10,840
Deductions                                 -6,329              -558   -6,887
Reclassification                           -6,126                 -   -6,126
Currency translation differences           -1,416              -278   -1,694
December 31, 2003                          19,235             4,570   23,805

12. INVENTORIES

                                 As of December 31
                              2003    2002    2001

Raw materials                9,701  18,675   4,496
Work-in-progress             2,958   2,991  10,596
Finished products           57,974  19,565  15,137
Advances to suppliers            -   3,260       -
Allowance for obsolescence  -1,341  -1,031    -780
Total inventories           69,292  43,460  29,449

Allowance for obsolescence      For the years ended December 31
                                         2003     2002     2001

Balance at beginning of period         -1,031     -780     -688
Charged to allowance and expense       -1,559     -315   -2,479
Write-offs and other adjustments        1,233       46    2,399
Currency translation differences           16       18      -12
Balance at end of period               -1,341   -1,031     -780

13. ACCOUNTS RECEIVABLE

     Accounts receivable are presented net of allowances for doubtful accounts. The following table summarizes the activity which has been recorded through the allowance for doubtful accounts.

Allowance for doubtful accounts    For the years ended December 31
                                              2003    2002    2001

Balance at beginning of period                -822  -1,010  -1,768
Charged to allowance and expense            -1,865    -700     -11
Recovery                                     1,528       -     728
Write-offs                                     190     719     187
Currency translation differences               133     169    -146
Balance at end of period                      -836    -822  -1,010

14. OTHER RECEIVABLES

                                         As of December 31
                                      2003    2002    2001

Income tax receivables              20,899   4,484   1,388
Current deferred tax assets         14,973   7,401   8,751
Prepaid insurance premiums
relating to social security
charges on incentive stock options  13,685  15,204  17,656
Other prepaid expenses               4,041   6,322   4,219
Other receivables                    8,655   9,118   8,485
Total other receivables             62,253  42,529  40,499

15. MARKETABLE SECURITIES

                                  As of December 31
                                2003     2002     2001

Mortgage commercial paper    123,613  107,495   66,681
Industry commercial paper     68,760  130,913  104,151
Bank commercial paper         29,748        -        -
Bank deposits                 50,041   35,035   14,006
Total marketable securities  272,162  273,443  184,838

     All marketable securities relate to borrowers with K-1 credit rating, the best credit rating given by Nordisk Rating for commercial paper, or with corresponding credit rating. All marketable securities as of December 31, 2003 are denominated in SEK and mature during the year 2004. At December 31, 2003, the average interest rate was approximately 3%.

16. SHAREHOLDERS' EQUITY

     As of December 31, 2001, 2002 and 2003, 9,750,000 shares in Biacore International AB with a nominal value of SEK 10 per share were issued and outstanding. As of December 31, 2003, a further 860,000 shares, which are part of the option program described in Note 23 and of which 771,475 were outstanding at December 31, 2003, were authorized, making a total of 10,610,000 shares authorized.

     In order to reduce uncertainty regarding the amount of social security taxes to be paid by Biacore relating to incentive stock options issued, 123,300 of the incentive stock options described above and in Note 23 have been issued to an investment bank. The consideration for these stock options consists of an entitlement to receive compensation from the investment bank for certain such social security taxes and the estimated fair value of this entitlement is charged to income over the terms of the respective stock options.

     In accordance with the Swedish Companies Act, the distribution of dividends is limited to the lesser of unrestricted shareholders' equity included in either the Biacore Group's or Biacore International AB's balance sheet after proposed transfers to restricted reserves. For the year 2003, the Board of Directors of Biacore has recommended a dividend of SEK 3 per share, making a total of 29,250.

     The Annual Report of Biacore was approved by the Annual General Meeting of Shareholders, which was held on April 28, 2004.

17. PROVISION FOR PENSIONS

                                   As of December 31
                                2003    2002    2001

FPG/PRI pensions              29,700  26,747  23,562
Other plans                    7,439   6,600   4,188
Total provision for pensions  37,139  33,347  27,750

     Annual pension costs for unfunded defined benefit pension plans, including the interest portion, amounted to approximately 3,505, 5,961 and 4,262 for the years ended December 31, 2001, 2002 and 2003, respectively. Interest expense on the Swedish pension liability (FPG/PRI) amounted to 828, 1,585 and 1,496 for the years ended December 31, 2001, 2002 and 2003, respectively, and is included in interest expense.

18. OTHER LIABILITIES

                                              As of December 31
                                           2003    2002    2001

Deferred revenue and customer advances   38,572  35,951  23,709
Payroll taxes and social security costs  13,534  12,212  16,078
Accrued vacation                          9,298   9,191   7,845
Other compensation to employees           9,102  10,483   9,396
V.A.T. payable                              645   1,019   2,316
Other                                    10,646  11,951   9,523
Total other liabilities                  81,797  80,807  68,867

19. COMMITMENTS AND CONTINGENCIES

     At December 31, 2001, 2002 and 2003, liquid funds included 0, 0 and 2,159, respectively, of cash and bank in restricted accounts.

     The contingent liability amounting to 594 at December 31, 2003, relates to the maximum liability resulting from the limited mutual secondary liability among FPG's customers for FPG's pension guarantees (see also Note 17).

     Biacore leases certain office facilities and equipment under various noncancelable operating lease agreements. Expenses for rented and leased assets, including real estate, amounted to 9,494, 12,358 and 11,481 for 2001, 2002 and 2003, respectively.

     Future lease commitments and rentals under noncancelable leases as of December 31, 2003, are as follows.

         Operating leases

2004                9,653
2005                5,509
2006                4,555
2007                3,935
2008                    5
2009 and beyond         -
Total              23,657

     Biacore has no material commitment relating to any capital lease.

20.	SEGMENT INFORMATION

	Biacore operates predominantly in a single industry ("primary segment") performing development, manufacturing and marketing of bio-analytical instrumentation. Information on this segment may be found in for example the income statement, balance sheet and statement of cash flows.

     The following table presents information by region.

                          For the years ended December 31
                                   2003     2002     2001

Sales
Americas                        228,583  270,524  249,347
Europe                          136,496  173,894  151,004
Asia-Pacific                    150,470  169,736  143,366
Total sales                     515,549  614,154  543,717

Assets
Americas                         75,778   87,617   92,084
Europe                          664,889  631,067  530,763
Asia-Pacific                     78,775  112,747  108,087
Total assets                    819,442  831,431  730,934

Acquired fixed assets (1)
Americas                          1,984    5,418    5,079
Europe                           64,022   31,562   91,562
Asia-Pacific                        534    1,735      849
Total acquired fixed assets (1)  66,540   38,715   97,490

(1) Acquisition of intangible assets and capital expenditures on property, plant and equipment.

     Biacore's Swedish operation includes the parent company legal entity, most research and development, most manufacturing and certain marketing and administrative functions. Biacore's corporate headquarters and commercial center, along with certain manufacturing activities, are located in Switzerland. In the United States and Japan, Biacore has sales subsidiaries. The businesses in France, Germany, the Netherlands, the United Kingdom, Australia and
New Zealand are sales branches.

                           Sales (1)              Long-lived assets (2)
                    Year ended December 31,         As of December 31,
                     2003     2002     2001       2003     2002     2001

Germany            34,624   31,504   35,439        583      607      505
Japan             115,858  144,223  122,067     18,325   23,175   28,209
Switzerland         7,148   11,823    3,649     53,158   13,267    8,876
Sweden             12,937   18,352    8,018    107,775  158,352  148,499
United Kingdom     30,630   48,902   44,046      1,131    1,911      464
United States     208,902  253,422  231,251      5,286    8,011    8,023
Other             105,450  105,928   99,247        169      254      280
Total             515,549  614,154  543,717    186,427  205,577  194,856

(1)  Sales are attributed to countries based on location of customer.
(2) Total long-term assets, less long-term investments and long-term deferred tax assets.

21. CONCENTRATIONS OF RISK

     Items in the balance sheet that potentially subject Biacore to concentration of credit risk, consist primarily of cash and bank, marketable securities and accounts receivable.

     In accordance with its treasury policy, Biacore places its cash and bank with high credit quality institutions in order to limit the degree of credit exposure, see Note 15 of Notes to Financial Statements. Treasury activities are controlled based on the treasury policy and an authorization manual approved by the Board. The policy does not limit treasury activities to any stated currency, although at December 31, 2003, all marketable securities were denominated in SEK.

     Concentrations of credit risk with respect to accounts receivable are limited, due to the large number of customers comprising Biacore's customer base and their dispersion across many different geographic areas. In 2001, 2002 and 2003, no single customer accounted for 10% or more of Biacore's revenues.

     Approximately 55% of Biacore's products in 2001, 2002 and 2003 were sold to academic or government research laboratories, private research foundations and other institutions, the funding of which may depend on grants from government agencies. Research funding by governments is subject to significant political risk, and government budgets for research funding may be subject to general political trends, calling for reduced governmental expenditures. Any reduction in governmental funding for research or any deferral of the availability of such funding may materially affect the ability of Biacore's prospective customers to acquire Biacore's products.

     Although Biacore has operated largely on a stand-alone basis in recent years, certain members of management were previously associated with Pfizer (or its predecessors).

     Approximately 99%, 97% and 97% of Biacore's sales in 2001, 2002 and 2003, respectively, were derived from customers located outside Sweden and were generally denominated in currencies other than the Swedish krona, including the U.S. dollar, Japanese yen, British pound and the euro. Production is mainly carried out in Sweden. Biacore has larger expenses than revenues denominated in Swedish kronor, and more foreign currency denominated assets than liabilities. Depreciation of the Swedish krona would tend to improve Biacore's operating income margins while appreciation of the Swedish krona would have the opposite effect.

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

     In the normal course of business, Biacore seeks to mitigate transaction risk by entering from time to time into forward exchange contracts through which Biacore sells forward major foreign currencies forecast to be received by it in connection with sales outside of Sweden. Biacore has not historically hedged against currency translation risk (the translation of financial statements of foreign subsidiaries and branches into Swedish kronor) and does not currently intend to do so in the future.

     For a specification of forward foreign exchange contracts entered, see
Note 22.

     Sweden is not among those countries whose currencies since January 1, 1999 make up the euro currency.

22. FAIR VALUE OF FINANCIAL INSTRUMENTS

                                        As of December 31
                          2003                 2002                 2001
                   Carrying  Estimated  Carrying  Estimated  Carrying  Estimated
                      value fair value     value fair value     value fair value
Long-term
investments             971      1,247     7,920      7,920    40,470     39,622
Marketable
securities          272,162    272,162   273,443    273,443   184,838    184,838
Liabilities to
credit institutions   3,034      3,034     4,304      4,304         -          -
Derivative financial instruments held or issued for purposes other than trading:
Forward foreign
exchange contracts     -276      1,554       777     11,346       297      2,119
Hedge contracts
relating to social
security costs       13,685      3,978    15,204      5,145    17,656     17,656

     For certain financial instruments, including accounts receivable, cash and bank, accounts payable and other current assets and liabilities, the carrying amounts approximate fair value because of their short maturity, low general interest rate levels and moderate interest rate fluctuations. The fair value of marketable securities is based on quoted market prices. The fair value of long-term investments is based on the quoted market value where available (Sequenom). Other long-term investments, which relate to equity instruments in a privately held company, are included in estimated fair values at their book value of 0. Management believes that the fair value of long-term investments is difficult to estimate but that the book values of non-listed long-term investments approximate their fair value. The methods and assumptions used to estimate the fair value of forward foreign exchange contracts is the amount that Biacore would receive or pay to terminate the contracts, based upon estimates obtained from external counterparties. The fair value of hedge contracts against social security costs on stock options have been calculated using the Black & Scholes option pricing model.

     The following table summarizes the contractual amounts and fair values of forward foreign exchange contracts entered for purposes other than trading and outstanding at December 31, 2001, 2002 and 2003 (contractual amounts are translated to Swedish kronor using forward rates). At December 31, 2001 and 2002, all forward foreign exchange contracts related to hedging from each respective currency to SEK. At December 31, 2003, almost all foreign exchange contracts related to hedging of each respective currency to CHF. In these cases, the forward rate value in CHF has been translated into SEK at the exchange rate at December 31, 2003, which was 5.8345 SEK/CHF.

                                  As of December 31
                2003                      2002                      2001
000's   Con-     Con-  Esti-      Con-     Con-  Esti-      Con-     Con-  Esti-
    tractual tractual  mated  tractual tractual  mated  tractual tractual  mated
     amount,  amount,   fair   amount,  amount,   fair   amount,  amount,   fair
       local      SEK value,     local      SEK value,     local      SEK value,
    currency             SEK  currency             SEK  currency             SEK

USD    4,349   33,819  2,289    11,579  112,383  9,134     5,766   61,474   -357
JPY  646,000   43,978     45   521,000   40,914  2,130   721,000   61,914  2,588
Other    N/a   21,646   -780       N/a   18,373     82       N/a   14,048   -112
Total    N/a   99,443  1,554       N/a  171,670 11,346       N/a  137,436  2,119

     All forward exchange contracts outstanding at December 31, 2003 expire during the year 2004.

     Biacore has a Treasury policy which includes a currency policy. Although the policy is subject to change and exceptions, it is currently Biacore policy to hedge sales in major currencies by selling such currencies using forward contracts. Generally, Biacore aims to sell 50% of forecasted net cash flow in major currencies during the next coming 6 months and 25% of forecasted net cash flow in major currencies for the period of 6 months that follows the first 6 months.

23. PERSONNEL

                                       For the years ended December 31
                                                2003     2002     2001
Wages, salaries and other remuneration
  Boards of Directors, Presidents and
  Executive Vice Presidents (1) (2)           15,743   16,727   18,927
  Other employees                            158,189  158,362  137,010
Pensions and other social security
costs (3) (4)                                 59,648   59,016   61,509
Total                                        233,580  234,105  217,446

(1) Of which 5,335, 2,562 and 1,855 related to bonuses for the years 2001, 2002 and 2003, respectively.
(2) The amounts relate to officers in all group companies.
(3) Of which 30,477, 23,723 and 18,905 related to total pension expenses in 2001, 2002 and 2003, respectively.
(4) Of which 19,354, 8,550 and 4,562 related to pension expenses for Boards of Directors, Presidents and Executive Vice Presidents in 2001, 2002 and 2003, respectively.

                                    For the years ended December 31
                                             2003     2002     2001
Australia
Average number of employees                     2        2        2
Of whom, women                                  -        -        -
Wages, salaries and other remuneration      1,131    1,571      789

France
Average number of employees                     6        7        6
Of whom, women                                  1        2        2
Wages, salaries and other remuneration      2,834    3,467    3,915

Germany
Average number of employees                    14       13       12
Of whom, women                                  7        6        4
Wages, salaries and other remuneration      7,966    9,388    7,226

Japan
Average number of employees                    26       27       24
Of whom, women                                 12       11        7
Wages, salaries and other remuneration 21,587 21,508 17,320 Of which to Board of Directors,
President and Executive Vice Presidents     2,785    3,664    3,955
Of which bonuses                              173      876    1,047

Netherlands
Average number of employees                     3        3        4
Of whom, women                                  1        1        2
Wages, salaries and other remuneration      2,262    1,771    1,598

New Zealand
Average number of employees                     1        1        1
Of whom, women                                  -        -        -
Wages, salaries and other remuneration      2,076    2,326    1,323

Sweden
Average number of employees                   194      184      165
Of whom, women                                 67       67       60
Wages, salaries and other remuneration 72,943 68,874 67,454 Of which to Boards of Directors,
President and Executive Vice Presidents     1,750    2,401    5,967
Of which bonuses                                -     -128    1,122

Switzerland
Average number of employees                    19       10        3
Of whom, women                                  4        2        1
Wages, salaries and other remuneration 21,533 13,404 8,173 Of which to Board of Directors,
President and Executive Vice Presidents     9,325    8,435    5,821
Of which bonuses                            1,552    1,814    2,254

United Kingdom
Average number of employees                    17       20       12
Of whom, women                                  5        8        6
Wages, salaries and other remuneration      9,957   13,559   11,571

United States
Average number of employees                    54       52       40
Of whom, women                                 24       23       15
Wages, salaries and other remuneration 31,643 39,221 36,568 Of which to Boards of Directors,
President and Executive Vice Presidents     1,883    2,227    3,184
Of which bonuses                              130        -      912

Total
Average number of employees                   336      319      269
Of whom, women                                121      120       97
Wages, salaries and other remuneration 173,932 175,089 155,937 Of which to Boards of Directors,
Presidents and Executive Vice Presidents   15,743   16,727   18,927
Of which bonuses                            1,855    2,562    5,335

Senior management by gender (1)   Men  Women  Total

Directors of the Board              9      1     10
Executive Management                3      -      3

(1) The president is included among both Directors of the Board and Executive Management.

     Biacore aims to provide employment terms and conditions that are competitive within its industry. Salaries, pensions and benefits aim to reward accountability, impact on business operations, professional qualifications, experience, performance and achievement of financial and other business objectives. Employment terms and conditions are also affected by regulations, customs and other local factors.

     Bonuses within Biacore are calculated based on the achievement of pre-set financial and other business-related objectives of the Company or parts thereof.

     The Annual General Meeting of Shareholders decides the remuneration of the Board of Directors and the Chairman of the Board of Directors. There is no extra compensation for committee duties. Employee Representatives do not receive Board fees. The Board of Directors decides the compensation, benefits and other terms of employment of the President and Executive Vice Presidents of the Company. The Board of Directors has established a compensation committee which prepares items relating to remuneration and benefits to executive management to be decided by the Board of Directors.

     The total remuneration to members of the Biacore Group's Boards of Directors (other than management) amounted to 1,798 (1,442), of which 1,750 (1,392) related to Biacore International AB.

     Lars-Goran Andren, Chairman of the Board, received 500 as board fee.

     Ulf Jonsson, President and Chief Executive Officer, received a total of 3,514 in salary and other benefits. The President also received a bonus amounting to 766. The bonus is based on the achievement of financial objectives in 2002. No bonus has been awarded for 2003.

     The President is entitled to retirement benefits under a defined contribution plan calculated on his base salary. In 2003, the Company's contribution was 1,568. The contribution is set to correspond to a pension of 50% of his salary assuming service until the age of 60 years. The pension will amount to the aggregated value of pension contributions and returns from the pension fund. According to the employment agreement, the President's employment ends at the normal retirement age in Switzerland, which is 65 years of age or less. The President may retire from the age of 55 years, but only with pension benefits earned up to his retirement.

     Biacore may terminate the employment of the President on 6 months' prior notice with severance pay equal to 24 months' salary and bonus. In case of a major change in the ownership of Biacore, where more than half of the shares are acquired by one party, the President is entitled to severance benefits covering 24 or 30 months including pension and other benefits. The President is obligated to give 6 months prior notice of his resignation. Upon voluntary resignation, the President is not entitled to any severance benefit.

     Biacore's two Executive Vice Presidents received aggregate salaries and other benefits of 4,523. Bonuses during 2003 amounted to 785. These were based on the achievement of financial objectives in 2002. No bonus has been awarded for 2003.

     The Executive Vice Presidents are entitled to retirement benefits under a defined contribution plan calculated on their base salaries. In 2003, the Company's contribution was 1,477. The contribution is set to correspond to a pension of 50% of salaries assuming service until the age of 60 years. According to the employment agreements, the employment of the Executive Vice Presidents end at the normal retirement age in Switzerland, which is 65 years of age or less. They may retire from the age of 55 years, but only with pension benefits earned up to their retirement.

     For Executive Vice Presidents, Biacore's prior notice for terminating employment is 6 months, with severance pay equal to 18 months' salary and bonus. In case of a major change in the ownership of Biacore, where more than half of the shares are acquired by one party, the Executive Vice Presidents are entitled to severance benefits covering 18 months including pension and other benefits. Executive Vice Presidents are obligated to give 6 months prior notice of their resignation. Upon voluntary resignation, they are not entitled to any severance benefit.

     Biacore has pension obligations towards the Chairman of the Board, the President and one Executive Vice President which are secured through a pension trust. Until the end of February 2002, the retirement benefits of the president and the executive vice president were based on a defined benefit plan with the retirement age of 60 years. As a result of depreciation of the market value of assets in the pension trust, Biacore has made accruals of 2,400 in 2003.

     To attract and retain competent and motivated employees, Biacore has established stock-related incentive plans. The main terms of these plans are summarized in the following table. All stock options relate to call options issued free of charge to the employee except for requirements regarding employment with Biacore. The exercise price of the stock options granted in May 1998 is equal to 125% of the stock market price at the date of issue. For all other stock option plans, the exercise price is equal to the stock market price at the date of issue.

Date    Expiry       Group   Source  Vesting   Exercise  Related       Of which
of        date     covered       of   period      price   No. of    outstanding
grant                        shares               (SEK)   shares  Dec. 31, 2003

January   Dec.  Management   Pfizer  Immedi-  75 to 144  119,500              -
1997      2001                        ately

May       Dec.  Management   Pfizer  Immedi-  88 to 105  117,000          2,000
1998      2007                         ately

July      Dec.  Management   Pfizer  Immedi-         70  110,000         10,000
1999      2009                         ately

August    Dec.         All  Biacore  3 years        273  380,000        337,725
2000      2010   employees

May        May     Skilled  Biacore  3 years        363  300,000        271,850
2001  2006 (1)   employees

May        May   Employees  Biacore  3 years        244   80,000         64,150
2002      2007      in the
                    United
                    States
                 and newly
                  employed

May        May       Newly  Biacore  3 years        178  100,000         97,750
2003      2008   employed,
                management
                   and key
                 personnel

(1) 37,300 issued of which 24,000 outstanding options expire in May 2011 and the remaining options in May 2006.

     At the Annual General Meeting of shareholders held on May 8, 2003, it was decided to initiate a new stock option program, the last plan in the table above. Biacore International AB has, to its wholly owned subsidiary Biacore Administration AB, issued a subordinated note for the amount of SEK 1,000 with 100,000 attached warrants for subscription to new shares in Biacore International AB. Biacore Administration AB has issued corresponding options to employer companies within Biacore, which in turn have issued options to employees free of charge. The plan is mainly directed to newly employed, management and key personnel. The maximum allotment to each employee is 10,000 to the president, 5,000 to other in management and 2,000 to other employees. The exercise price is SEK 178 and corresponds to the stock market price at the time of issuance. The incentive stock options expire in May 2008 and vest over a period starting one year and ending three years after issuance of the options.

     The following table presents the changes during 2003 in the number of options outstanding by option plan.

Options   1997   1998    1999     2000     2001    2002   2003   Total   Biacore
out-      plan   plan    plan     plan     plan    plan   plan               (1)
standing

December
31, 2002     -  2,000  15,000  350,725  282,600  63,250       - 713,575  696,575
Granted to
personnel    -      -       -        -        -       -  88,000  88,000   88,000
Sold to
investment
bank (2)     -      -       -        -        -   9,000  11,300  20,300   20,300
Disposal     -      -  -5,000        -        -       -       -  -5,000        -
Expiry at
resig-
nations      -      -       -  -13,000  -10,750  -8,100  -1,550 -33,400  -33,400
December
31, 2003     -  2,000  10,000  337,725  271,850  64,150  97,750 783,475  771,475
Of which to:
  Personnel  -  2,000  10,000  279,725  226,850  55,150  86,450 660,175  648,175
  Investment
  bank (2)   -      -       -   58,000   45,000   9,000  11,300 123,300  123,300

(1) Of which granted by Biacore, i.e. option plans 2000-2003.
(2) Relates to hedge of social security costs on incentive stock options.

     It is Biacore policy to seek to hedge against social security costs that incentive stock options entail. The objective is for the hedge to correspond to the social security costs. This hedge is generally achieved by selling some of the stock options issued to an investment bank against a future compensation which is calculated based on the stock price development of the Biacore share, and is estimated to correspond to the social security costs that the incentive stock options may cause. The estimated fair value of this entitlement is recorded as a prepaid expense and is charged to income over the terms of the respective stock options. See also the above table and notes 1, 14, 16 and 26.

     In total, there are 667,186 (406,522) earned and outstanding stock options issued to employees, of which 469,831 (287,712) have vested with employees.

     The following table shows a breakdown of the total number of stock options for ordinary shares in Biacore granted to senior management during the three-year period from 2001 to 2003. No stock option was granted so senior management in 2002.

Issued to              Year  Number  Expiration date  Exercise price (SEK)

Chairman of the Board  2001  22,000     May 31, 2011                363.00
President              2001  18,000     May 31, 2006                363.00
                       2003   8,000     May 31, 2008                178.00
Others                 2001  20,000     May 31, 2006                363.00
                       2003   8,000     May 31, 2008                178.00

24. SUPPLEMENTAL FINANCIAL INFORMATION

     Biacore does not own any share in XenoSense Ltd, but does hold convertible loans acquired in 2000 and 2002 which, since the first quarter of 2002, upon a future conversion, would give Biacore an ownership of 84%. There are also agreements which give Biacore significant influence over XenoSense. As from January 1, 2002, XenoSense is therefore consolidated as a subsidiary to Biacore. XenoSense carries out research and sales of food analysis kits. Its activities, sales, net income, assets and liabilities are very limited compared with Biacore as a whole. The creditors of XenoSense have no recourse to the general credit of Biacore.

Acquisition of XenoSense                     For the years ended December 31
                                                          2002   2001   2000

Fair value of assets acquired, excluding cash                 -     -      -
Liabilities assumed and incurred                              -     -      -
Total cash paid for net assets acquired                   4,048     -  3,895
Cash acquired                                             9,537     -      -
Minority interest                                         1,594     -      -

     Cash paid for interest and income taxes was as follows:

            For the years ended December 31
                       2003    2002    2001

Interest                149     248     227
Income taxes         23,583  29,135  32,871

     Audit expenses amount to 1,977 (1,656) and the expense for other services supplied by the auditors has been 2,327 (1,529), 4,304 (3,185) in total. All expenses relate to PricewaterhouseCoopers, except for 140 (145) in audit expenses which relate to Sojiro Takagaki.

25. SUBSEQUENT EVENTS

     Biacore's sales fell by 11% in the first quarter of 2004 to SEK 95.3 million compared with SEK 106.5 million in the first quarter of 2003. Diluted earnings per share fell by 65% from SEK 0.77 in the first quarter of 2003 to SEK 0.27 in the first quarter of 2004. In 2004, the Swedish Financial Accounting Standards Council's Statement No. 29 (RR29) Employee Benefits, which includes a new method for calculating provisions for pensions, became effective. As of December 31, 2003, this standard reduced shareholders' equity by SEK 4.8 million. Net income in the first quarter of 2004 was only marginally affected by the new standard. (Unaudited).

     Ahead of the April 28, 2004 Annual General Meeting of Shareholders, Magnus Lundberg had given notice that he was not available for reelection. The Meeting elected Donna Janson as new Board Member. (Unaudited).

     The April 28, 2004 Annual General Meeting of Shareholders adopted the recommendation of the Board of Directors that Biacore pay a dividend of SEK 3.00 per share for 2003. The dividend was paid on May 6, 2004. (Unaudited).

     During the first half-year 2004, Biacore decided to de-list its ADSs from Nasdaq National Market. The de-listing is effective as of May 21, 2004. Biacore's ordinary shares continue to be listed on the Stockholm Stock Exchange. Subject to restrictions concerning the ownership of non-U.S. registered shares by U.S. persons, ADSs in Biacore may, during a limited period and against a certain charge, be converted to ordinary shares listed on the Stockholm Stock Exchange. It is currently expected that this possibility will remain open through November 22, 2004. Thereafter, the depositary may sell the ADSs and distribute the net proceeds to the holders of the ADRs when holders of ADRs surrender their ADRs to the depositary. (Unaudited).

26. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES (U.S. GAAP)

     The financial statements have been prepared in accordance with Swedish GAAP. These accounting principles differ in certain respects from U.S. GAAP.

     Following is a summary of the adjustments from Swedish GAAP to U.S. GAAP that affect Biacore's net income and comprehensive income for the years ended December 31, 2001, 2002 and 2003, and total shareholders' equity and accumulated other comprehensive income as of December 31, 2001, 2002 and 2003, respectively, together with a discussion of the principal differences between Swedish and U.S. GAAP that are significant to Biacore's financial statements.

                                                 For the years ended December 31
                                                 2003     2003     2002     2001
                                              USD (1)      SEK      SEK      SEK
                                          (unaudited)

Net income in accordance with Swedish GAAP      6,164   44,349   80,760   50,269
Adjustments:
Capitalized product development                -6,018  -43,302   -5,070        -
Contract with Amersham Biosciences                562    4,047    4,515    4,964
Foreign exchange contracts                     -1,215   -8,739    8,747    1,062
Pensions                                          -56     -401      734      526
Social security costs on stock options,
accrued expense                                     -        -   -1,974      -16
Social security costs on stock options,
insurance claim                                     -        -    1,974   -1,974
Social security costs on stock options,
insurance contract                                 49      352  -10,059        -
Definition of subsidiary                            -        -    1,666   -1,666
Deferred taxes on U.S. GAAP adjustments            61      437   -2,562   -1,903
Deferred taxes on intercompany gains           -1,476  -10,620   -4,087        -
Net income in accordance with U.S. GAAP        -1,929  -13,877   74,644   51,262

Other comprehensive income
Long-term investments, unrealized
gains (losses)                                     38      276      848    1,309
Currency translation differences               -2,556  -18,394  -14,383    6,883
Other comprehensive income, before tax         -2,518  -18,118  -13,535    8,192
Income tax expense related to long-term
investments                                       -11      -77     -237     -367
Other comprehensive income                     -2,529  -18,195  -13,772    7,825
Comprehensive income in accordance with
U.S. GAAP                                      -4,458  -32,072   60,872   59,087

Basic earnings (loss) per share in accordance
with U.S. GAAP                                  -0.20    -1.42     7.66     5.26
Diluted earnings (loss) per share in accordance
with U.S. GAAP                                  -0.20    -1.42     7.66     5.23
Weighed average No. of shares, U.S. GAAP,
(thousands)                                     9,750    9,750    9,750    9,750
Weighed average No. of shares, U.S. GAAP,
diluted (thousands)                             9,750    9,750    9,750    9,805

(1) Solely for the convenience of the reader, 2003 financial information has been translated to USD thousands (USD as regards per share data) using the December 31, 2003 Noon Buying Rate of USD 1 = SEK 7.1950.

                                                        As of December 31
                                                 2003     2003     2002     2001
                                              USD (1)      SEK      SEK      SEK
                                          (unaudited)

Shareholders' equity in accordance with
Swedish GAAP                                   87,583  630,163  634,670  569,235
Adjustments
Capitalized product development                -6,496  -46,740   -5,070        -
Contract with Amersham Biosciences             -1,648  -11,856  -17,190  -23,589
Long-term investments                              38      276        -     -848
Foreign exchange contracts                        254    1,830   10,569    1,822
Pensions                                          -91     -660     -259     -993
Social security costs on stock options,
accrued expense                                     -        -        -    1,974
Social security costs on stock options,
insurance claim                                     -        -        -   -1,974
Social security costs on stock options,
insurance contract                             -1,349   -9,707  -10,059        -
Definition of subsidiary                            -        -        -   -1,666
Deferred taxes on U.S. GAAP adjustments         1,146    8,241    8,525   12,266
Deferred taxes on intercompany gains           -2,044  -14,707   -4,087        -
Shareholders' equity in accordance with
U.S. GAAP                                      77,393  556,840  617,099  556,227

Accumulated other comprehensive income
Long-term investments, unrealized
gains (losses)                                     38      276        -     -848
Currency translation differences                 -464   -3,344   15,050   29,433
Accumulated other comprehensive income,
before tax                                       -426   -3,068   15,050   28,585
Income tax expense related to long-term
investments                                       -11      -77        -      237
Accumulated other comprehensive income in
accordance with U.S. GAAP                        -437   -3,145   15,050   28,822

(1) Solely for the convenience of the reader, 2003 financial information has been translated to USD thousands (USD as regards per share data) using the December 31, 2003 Noon Buying Rate of USD 1 = SEK 7.1950.

Comprehensive Income

     SFAS No. 130, "Reporting Comprehensive Income," establishes standards for the reporting and presentation of comprehensive income and its components. Comprehensive income generally encompasses all changes in shareholders' equity from transactions and events from non-owner sources.

Capitalized Product Development

     As from 2002 and in accordance with Swedish GAAP, certain product development expenses are capitalized and amortized over their individually estimated useful lives, starting when the respective products are ready for first delivery, see Notes 1 and 8.

     Under U.S. GAAP, all research and development expenses are charged to earnings as incurred.

Contract with Amersham Biosciences

     Under Swedish GAAP, a contract with Amersham Biosciences has been accounted for as the acquisition of a business which resulted in the recognition of goodwill. This goodwill is being amortized over a period of ten years starting January 1, 1997.

     Under U.S. GAAP, the contract with Amersham Biosciences has been accounted for as purchase of services rendered during a three-year period starting January 1, 1997. Accordingly, the costs of the services purchased have been charged to income as marketing expenses in the period the services have been rendered.

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

Foreign Exchange Contracts

     SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" establishes accounting and reporting standards for derivative instruments and hedging activities. In general, SFAS No. 133 requires that companies recognize all derivatives as either assets or liabilities on the balance sheet and measure those instruments at fair value. Biacore uses derivative instruments to manage the risk of fluctuations in foreign currencies and applies SFAS No. 133 for U.S. reporting purposes.

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

                                                            As of December 31
                                                         2003    2002    2001

Accumulated vested benefit obligations                 31,113  24,554  21,456

Projected benefit obligation                           35,181  30,535  24,947
Plan assets at fair value                                   -       -       -
Projected benefit obligation in excess of plan assets  35,181  30,535  24,947
Unrecognized prior service cost                         4,552   4,811   3,232
Unrecognized actuarial gain (loss)                     -9,282  -8,241  -3,516
Unrecognized transition obligation                        -91     -99    -108
Liability for FPG/PRI pensions                         30,360  27,006  24,555
Liability for other plans                               7,439   6,600   4,188
Total liability                                        37,799  33,606  28,743

     The changes in the projected benefit obligation in accordance with U.S. GAAP have been caused by the following factors.

                                                 For the years ended December 31
                                                            2003    2002    2001

Projected benefit obligation at beginning of the year     30,535  24,947  21,776
Service cost                                               1,564   1,138     752
Interest cost                                              1,680   1,372   1,198
Plan amendment                                                 -  -1,720       -
Actuarial losses (gains)                                   1,412   4,798   1,221
Benefits paid                                                -10       -       -
Projected benefit obligation at end of year               35,181  30,535  24,947

     Pension cost calculated in accordance with U.S. GAAP includes the following.

                                                 For the years ended December 31
                                                              2003   2002   2001

Service cost benefits earned during the year                 1,564  1,138    752
Interest cost on projected benefit obligation                1,680  1,372  1,198
Amortization of unrecognized prior service cost               -259   -141   -140
Amortization of actuarial loss                                 371     73      9
Amortization of remaining transition obligation                  8      9      8
Net pension cost for FPG/PRI pensions                        3,364  2,451  1,827
Net pension cost for other defined benefit plans             1,309  2,776  1,152
Total pension cost for defined benefit plans                 4,673  5,227  2,979

     Assumptions used for the defined benefit plans were:

%                                       For the years ended December 31
                                                       2003  2002  2001

Weighted average discount rate                         4.90  5.50  5.50
Rate of increase in compensation levels                3.50  3.25  3.25
Inflation rate                                         2.00  2.00  2.00

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

Hedge on Social Security Costs of Stock Options

     In order to reduce uncertainty regarding the amount of social security taxes to be paid by Biacore relating to incentive stock options issued, 123,300 of the incentive stock options described in Note 23 have been issued to an investment bank. The consideration for these stock options consists of an entitlement to receive compensation from the investment bank for certain such social security taxes and the estimated fair value of this entitlement is charged to income over the terms of the respective stock options.

     Under U.S. GAAP, in accordance with Emerging Issues Task Force No. 19, "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock," the payment for the insurance instrument is considered a derivative asset. The notional amount and fair value of the derivative asset at December 31, 2003 were 500 and 3,978, respectively. Reimbursement received from the investment bank for social security taxes reduces the value of the derivative asset. The fair value of the derivative asset is evaluated at the end of each year and the unrealized gains/losses are recorded in the income statement.

Definition of Subsidiary

     In accordance with Swedish GAAP, the consolidated financial statements include entities in which Biacore International AB, directly or indirectly, has a controlling interest.

     According to U.S. GAAP, entities shall generally be consolidated based upon the criteria of control.

     In 2000, Biacore lent GBP 275 thousand to XenoSense Ltd. In 2002, a further GBP 275 thousand was lent. These loans can be converted to shares in XenoSense. After such conversion, Biacore would own approximately 84% of XenoSense. Through an agreement, Biacore also has certain possibilities to influence XenoSense. Accordingly, under U.S. GAAP, XenoSense is consolidated as a subsidiary to Biacore already in 2001 instead of as from 2002.

Marketable Securities

     Marketable securities consist of mortgage, industry and bank commercial paper, and bank deposits. Under Swedish GAAP, interest on these securities is recognized ratably from acquisition until maturity or sale.

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

Classifications

     Interest expense associated with the Swedish pension liability that is included in interest expense under Swedish GAAP in the amounts of 828, 1,585 and 1,496 for the years ended December 31, 2001, 2002 and 2003, respectively, would be included in operating expenses under U.S. GAAP.

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

                                             For the years ended December 31
                                                      2003     2002     2001

Balance sheets
Swedish GAAP
Marketable securities                              272,162  273,443  184,838
Cash and bank                                       80,339   78,146   35,970
Liquid funds                                       352,501  351,589  220,808

U.S. GAAP
Investments in marketable securities               196,200  168,802  129,941
Cash and cash equivalents                          156,301  182,787   90,867
Liquid funds                                       352,501  351,589  220,808

Statements of cash flows
Net increase (decrease) in
liquid funds (Swedish GAAP)                          912   130,781   -46,945
Adjustments
Cash flows from operating activities
Deduction of interest on marketable securities -5,405 -4,955 -6,347 Cash flows from investing activities
Purchase of marketable securities               -482,993  -335,897  -414,440
Sales and maturities of marketable securities 461,000 301,991 412,845 Net increase (decrease) in
cash and cash equivalents (U.S. GAAP)            -26,486    91,920   -54,887

Effect of Recent Pronouncements

     In December 2002, the U.S. Financial Accounting Standards Board ("FASB") issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure." SFAS No. 148 changes the transition rules when companies start to recognize grants of incentive stock options as remuneration to be charged to expenses in the income statement. It is effective for financial years ending after December 15, 2002 and interim periods beginning after December 15, 2002, but does not require that incentive stock options be charged to expenses. Biacore has adopted this accounting standard as from the applicable dates. The adoption of SFAS No. 148 has not been material to Biacore's financial statements. However, if incentive stock options would be stated as expenses in the income statement, then such a change of accounting principles may be material to Biacore's financial statements, mainly by reducing net income and earnings per share and increasing other shareholders' equity.

     In January 2003, the FASB issued FASB Interpretation No. 46 (FIN 46) "Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51, 'Consolidated Financial Statements.'" This was revised in December 2003 and reissued as FIN 46-R. FIN 46 addresses the consolidation of entities for which control is achieved through means other than through voting rights ("variable interest entities" or "VIE") by clarifying the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements" to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 provides guidance on how to determine when and which business enterprise (the "primary beneficiary") should consolidate the VIE. In addition, FIN 46 requires that both the primary beneficiary and all other enterprises with a significant variable interest in a VIE make additional disclosures. An entity is considered a VIE if the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support or if the equity investors lack one of three characteristics of a controlling financial interest. First, the equity investors lack the ability to make decisions about the entity's activities through voting rights or similar rights. Second, they do not bear the obligation to absorb the expected losses of the entity if they occur. Lastly, they do not claim the right to receive expected returns of the entity if they occur, which is the compensation for the risk of absorbing the expected losses. FIN 46 requires that VIEs be consolidated by the interest holder exposed to the majority of the entity's expected losses or residual returns, that is, the primary beneficiary. FIN 46 is required to be immediately applied by all entities with a VIE created after January 31, 2003. A public entity with a variable interest in a VIE created before February 1, 2003 is required to apply FIN 46 to that entity no later than the beginning of the first interim or annual reporting period beginning after June 15, 2003. Biacore does not have any material VIEs created after January 31, 2003. Biacore is adopting FIN 46 as from the applicable dates. Biacore does not have any material VIE, and the adoption of FIN 46 has not been and is not expected to be material to Biacore's financial statements. See also
Note 24 of Notes to Financial Statements in relation to XenoSense Ltd.

     In November 2002, the Emerging Issues Task Force reached a consensus on EITF Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables" ("EITF 00-21"). EITF 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF 00-21 apply to revenue arrangements entered into after June 30, 2003 and is not expected to have a material impact on the Company's consolidated financial statements.

     In May 2003, the U.S. Financial Accounting Standards Board issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." The statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It is effective for financial instruments entered into or modified after May 31, 2003 and otherwise at the first interim period beginning after June 15, 2003. Biacore has adopted this accounting standard as from the applicable dates. The adoption of SFAS No. 150 has not been and is not expected to be material to Biacore's financial statements.

     In December 2003, the Staff of the Securities and Exchange Commission (SEC or the Staff) issued Staff Accounting Bulletin No. 104 ("SAB 104"), "Revenue Recognition", which supercedes SAB 101, "Revenue Recognition in Financial Statements." SAB 104's primary purpose is to rescind accounting guidance contained in SAB 101 related to multiple element revenue arrangements, superceded as a result of the issuance of EITF 00-21. Additionally, SAB 104 rescinds the SEC's Revenue Recognition in Financial Statements Frequently Asked Questions and Answers (the FAQ) issued with SAB 101 that had been codified in SEC Topic 13, Revenue Recognition. Selected portions of the FAQ have been incorporated into SAB 104. While the wording of SAB 104 has changed to reflect the issuance of EITF 00-21, the revenue recognition principles of SAB 101 remain largely unchanged by the issuance of SAB 104. The application of SAB 104 had no impact to the consolidated financial statements for the financial year 2003.


Item 18. FINANCIAL STATEMENTS

     See Item 17.


Item 19. EXHIBITS

Document                                           Reference

1.      Articles of Association of                 Exhibit to Form 20-F for the
        Biacore International Aktiebolag (1)       year ended December 31, 1999

4a.     Collaboration and Purchase Agreement       Exhibit to Form 20-F for the
                                                   year ended December 31, 1996
4b.     Biacore Stock Option Plan 2000 (1)         Form S-8 filed during 2000
4c.     Biacore Stock Option Plan 2001 (1)         Form S-8 filed during 2001
4d.     Biacore Stock Option Plan 2002 (1)         Form S-8 filed during 2002
4e.     Biacore Stock Option Plan 2003 (1)         Form S-8 filed during 2003

6.      Earnings Per Share

8.      Subsidiaries                               See Item 4C herein

12.     Certifications

13.     Certifications

14.     Consent of Auditors

(1) These documents are incorporated by reference to documents previously filed with the SEC.


SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date   June 21, 2004
Biacore International AB (publ)
/s/    Ulf Jonsson
Name   Ulf Jonsson
Title  President and Chief Executive Officer